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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.     )

Millennium Pharmaceuticals, Inc.
(Name of Subject Company)

Millennium Pharmaceuticals, Inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

599902103
(CUSIP Number of Class of Securities)

Deborah Dunsire, M.D.
President and Chief Executive Officer
Millennium Pharmaceuticals, Inc.
40 Landsdowne Street
Cambridge, Massachusetts 02139
(617) 679-7000
(Name, Address and Telephone Number of Persons Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

David E. Redlick, Esq. Hal J. Leibowitz, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 (617) 526-6000	Joel S. Goldberg, Esq. Vice President and Secretary Millennium Pharmaceuticals, Inc. 40 Landsdowne Street Cambridge, Massachusetts 02139 (617) 679-7000
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

Name and Address

        The name of the subject company is Millennium Pharmaceuticals, Inc., a Delaware corporation ("Millennium" or the "Company"). The address of Millennium's principal executive offices is 40 Landsdowne Street, Cambridge, Massachusetts 02139, and Millennium's telephone number is (617) 679-7000.

Securities

        This Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, this "Schedule") relates to the common stock, par value $0.001 per share, of Millennium. As of April 7, 2008, there were 326,704,024 shares of Millennium common stock issued and outstanding.

Item 2.    Identity and Background of Filing Person.

Name and Address

        Millennium is the person filing this Schedule. Millennium's name, business address and business telephone number set forth in Item 1, under the heading "Name and Address," are incorporated herein by reference.

Tender Offer

        This Schedule relates to the tender offer by Mahogany Acquisition Corp., a Delaware corporation ("Purchaser"), and wholly-owned subsidiary of Takeda America Holdings, Inc., a New York corporation ("Takeda America"), and wholly-owned subsidiary of Takeda Pharmaceutical Company Limited, a corporation organized under the laws of Japan ("TPC"), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended from time to time, the "Schedule TO"), filed by Purchaser, Takeda America and TPC with the Securities and Exchange Commission (the "SEC") on April 11, 2008, pursuant to which Purchaser is offering to purchase all of the issued and outstanding shares of Millennium common stock at a price per share of $25.00, net to the holder thereof in cash, without interest thereon (the "Offer Price"), subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 11, 2008 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the "Offer"). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto and are incorporated herein by reference. Unless the context indicates otherwise, in this Schedule, the term "Takeda" refers to Purchaser, Takeda America and TPC, collectively.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 10, 2008 (as such agreement may be amended and in effect from time to time, the "Merger Agreement"), by and among Takeda America, Purchaser and Millennium. TPC has unconditionally guaranteed the performance by Purchaser and Takeda America of their obligations under the Merger Agreement. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the terms and conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), Purchaser will merge with and into Millennium (the "Merger"). As a result of the Merger, at the effective time of the Merger (the "Effective Time"), each issued and outstanding share of Millennium common stock that is not tendered pursuant to the Offer will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price (other than shares of Millennium common stock that are held by TPC, Purchaser or

Takeda America or any wholly-owned subsidiary of Takeda America or Millennium or by stockholders, if any, who properly exercise their appraisal rights under the DGCL). Following the Effective Time, Millennium will continue as a wholly-owned subsidiary of Takeda America. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        As set forth in the Schedule TO, the Purchaser's principal address is c/o Takeda America at 767 Third Avenue, 8th Floor, New York, New York 10017.

        Information about the Offer, this Schedule, the Information Statement, the Schedule TO, the Merger Agreement and related materials with respect to the Offer can be found on Millennium's website at www.millennium.com.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

        Except as set forth in this Item 3 or in the Information Statement of Millennium attached to this Schedule as Annex I and incorporated herein by reference (the "Information Statement") or as otherwise incorporated by reference herein, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Millennium or its affiliates and (i) Millennium's executive officers, directors or affiliates or (ii) TPC, Purchaser or Takeda America or their respective executive officers, directors or affiliates. The Information Statement is being furnished to Millennium's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated under the Exchange Act, in connection with Purchaser's right to designate persons to the Board of Directors of Millennium (the "Millennium Board") other than at a meeting of the stockholders of Millennium.

        In the case of each plan or agreement discussed below to which the terms "change in control" or "change of control" apply, the consummation of the Offer would constitute a change in control or change of control, as applicable.

Arrangements with Current Executive Officers and Directors of Millennium

        Millennium's executive officers and the members of Millennium Board may be deemed to have interests in the transactions contemplated by the Merger Agreement that may be different from or in addition to those of Millennium's stockholders generally. These interests may create potential conflicts of interest. The Millennium Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement.

Cash Consideration Payable Pursuant to Offer

        If Millennium's executive officers and directors tender the shares of Millennium common stock that they own for purchase pursuant to the Offer, they will receive the same cash consideration per share of common stock on the same terms and conditions as the other stockholders of Millennium. As of April 7, 2008, Millennium's executive officers and directors beneficially owned in the aggregate 5,349,085 shares of Millennium common stock (excluding stock options and restricted stock units with respect to Millennium common stock). If the executive officers and directors were to tender all 5,349,085 shares of Millennium common stock beneficially owned by them for purchase pursuant to the Offer and those shares were accepted for purchase and purchased by Purchaser, the executive officers and directors would receive an aggregate of approximately $133,727,125 in cash. Executive officers and directors of Millennium who own an aggregate of 4,839,085 shares of Millennium common stock have entered into a Tender and Support Agreement with Takeda America dated as of the date of the Merger Agreement pursuant to which such executive officers and directors have agreed to tender into the Offer all shares of Millennium common stock beneficially owned by them and not to withdraw any such shares previously tendered. This Tender and Support Agreement is described in more detail in Item 4, under the heading "Intent to Tender."

Millennium Stock Options and Other Stock Awards

        The Merger Agreement provides that each option to purchase shares of Millennium common stock, whether vested or unvested, that is outstanding immediately prior to the Effective Time, including stock options held by Millennium's executive officers and directors, will be cancelled immediately following the Effective Time in exchange for a lump sum cash payment equal to $25.00 less the exercise price per share for the option multiplied by the number of shares issuable under the option. As of April 7, 2008, Millennium's executive officers and directors held vested options to purchase an aggregate of 5,975,849 shares of Millennium common stock, with exercise prices ranging from $6.73 to $48.125 per share and a weighted average exercise price of $16.7242 per share, and unvested options to purchase an aggregate of 2,297,291 shares of Millennium common stock, with exercise prices ranging from $8.00 to $15.20 per share and a weighted average exercise price of $12.8149 per share. In the event a stock option has an exercise price per share equal to or greater than $25.00, the option will be cancelled, without any consideration being payable in respect thereof.

        The Merger Agreement further provides that each share of restricted stock and each restricted stock unit with respect to Millennium common stock that is outstanding immediately prior to the Effective Time, including shares of restricted stock and restricted stock units held by Millennium's executive officers and directors, will be converted immediately prior to the Effective Time into the right to a restricted cash payment of $25.00. Such restrictions will lapse immediately following the Effective Time, at which time payment will be made. As of April 7, 2008, Millennium's executive officers and directors held an aggregate of 1,506,526 shares of unvested restricted stock and unvested restricted stock units with respect to 40,000 shares of Millennium common stock.

        The cancellation of Millennium stock options, the conversion and acceleration of vesting of restricted stock and restricted stock units and the related cash payments to the holders of such options, restricted stock and restricted stock units pursuant to the Merger Agreement are in addition to any benefits following a "change in control" or "change of control" under any of the agreements or arrangements described below.

Employment Agreements with Millennium

        The following descriptions of agreements with Millennium's executive officers do not give effect to additional retention arrangements implemented by Millennium at Takeda's request in connection with entering into the Merger Agreement. These additional retention arrangements are described in more detail below under "Retention Arrangements with Millennium in Connection with the Transaction."

  Agreement with Deborah Dunsire

        Under Millennium's employment agreement with Deborah Dunsire, Millennium's President and Chief Executive Officer, dated June 23, 2005, her employment with Millennium is at-will and may be terminated by Millennium at any time with or without cause. Millennium granted Dr. Dunsire in connection with her commencement of employment an option to purchase a total of 450,000 shares of Millennium common stock. The option vests over four years with one-fourth of the shares subject to the option having vested on the first anniversary of her employment commencement date and one forty-eighth vesting monthly thereafter. Millennium also issued to Dr. Dunsire 200,000 shares of restricted stock, of which 20% vested on the second anniversary of her employment commencement date, 30% vest on the third anniversary and 50% vest on the fourth anniversary.

        In the event of Dr. Dunsire's death while employed by Millennium, the stock option and restricted stock granted in connection with the commencement of her employment will vest immediately and the option will remain exercisable until the earlier of three years following her death or ten years after the date of grant. If Dr. Dunsire's employment with Millennium is terminated by Millennium other than for Justifiable Cause or by her for Good Reason, as those terms are defined in the agreement, all her options and other equity awards that would have vested within one year following the termination will accelerate, immediately become fully vested and remain exercisable until the earlier of one year from the termination date or ten years after the date of grant.

        As compensation relating to the value of her unvested stock options and restricted stock with her former employer, Millennium issued Dr. Dunsire an additional 200,000 shares of restricted stock. These shares of restricted stock vested 20% on the second anniversary of her employment commencement date and vest 30% on the third anniversary and 50% on the fourth anniversary. In the event of Dr. Dunsire's death or disability while employed by Millennium or her termination by Millennium for any reason other than for Justifiable Cause or by her for Good Reason, any unvested shares of this restricted stock will immediately vest.

        Millennium has credited $500,000 to a tax-deferred account for Dr. Dunsire. Her employment agreement provides that she will become vested as to 40% of the account on the fourth anniversary of her employment commencement date and as to an additional 10% of the account on each anniversary thereafter. In the event of her termination of employment, Millennium has agreed to pay to her the vested portion of the account in ten annual installments, adjusted to reflect the account's investment returns.

        In the event Dr. Dunsire's employment is terminated by Millennium other than for Justifiable Cause or as a result of disability or by her for Good Reason, as those terms are defined in the agreement, then Millennium will pay her (i) a lump sum equal to one-half of her then current base salary and (ii) an additional severance payment in 18 equal monthly installments beginning six months after termination in an amount equal to (a) a pro rata share of her target bonus for the year in which the termination occurs, (b) one and one-half times her then current base salary and (c) two times her then current target bonus.

        If within one month prior to or twelve months after a change of control, Dr. Dunsire's employment with Millennium or its successor is terminated other than for Justifiable Cause or by her for Good Reason, all her outstanding equity awards will immediately vest in full, the cash severance benefits described above will become payable, and she will be eligible for an additional payment for an excise tax gross-up, subject to limitations.

        The summary of Dr. Dunsire's employment agreement contained herein is qualified by reference to her agreement, which is filed herewith as Exhibit (e)(6) and is incorporated herein by reference.

  Agreements with other executive officers

        Millennium also is a party to employment agreements with the following executive officers: Christophe Bianchi, M.D., Executive Vice President, Commercial Operations; Joseph B. Bolen, Ph.D., Chief Scientific Officer; Marsha H. Fanucci, Senior Vice President and Chief Financial Officer; Stephen M. Gansler, Senior Vice President, Human Resources; Laurie B. Keating, Senior Vice President and General Counsel; Anna Protopapas, Senior Vice President, Corporate Development; Nancy Simonian, M.D., Senior Vice President, Clinical, Medical and Regulatory Affairs and Chief Medical Officer; and Peter F. Smith, Ph.D., Senior Vice President, Non-Clinical Development Sciences. Each executive's employment with Millennium is at-will and may be terminated by Millennium at any time with or without cause. If the executive's employment is terminated by Millennium other than for Justifiable Cause, as that term is defined in each of their agreements, then, subject to certain conditions, Millennium is obligated to pay each of these executives severance payments equal to twelve months'

base salary at the executive's then current rate of pay. In addition, Dr. Bianchi, Mr. Gansler and Ms. Keating will be entitled, subject to certain conditions, to this same cash severance if the executive's employment is terminated by the executive for Good Reason, as that term is defined in each of their agreements. The summary of these employment agreements contained herein is qualified by reference to the agreements with each of these executive officers, which are filed herewith as Exhibits (e)(4), (e)(5) and (e)(7) through (e)(13) and are incorporated herein by reference.

Equity Compensation Plans

        Dr. Bianchi, Dr. Bolen, Dr. Dunsire, Ms. Fanucci, Mr. Gansler, Ms. Keating, Dr. Simonian, Dr. Smith and Ms. Protopapas hold stock options and restricted stock granted under various Millennium equity compensation plans. These plans provide that an employee's outstanding unvested stock options or other equity awards will immediately vest in full if, during the period one month before through twelve months after the date of a Change of Control, either an employee voluntarily terminates his or her employment with Millennium for Good Reason or Millennium terminates his or her employment involuntarily without Cause. The terms Change of Control, Good Reason and Cause are defined in the applicable equity compensation plans of Millennium. The summary of these plans is qualified by reference to the plans, which are filed herewith as Exhibit (e)(24) through (e)(33) and are incorporated herein by reference.

Key Employee Change in Control Severance Plan

        Millennium's Key Employee Change in Control Severance Plan (the "Severance Plan") provides separation pay and benefits to its employees at the level of Senior Vice President and above, which includes each of Millennium's executive officers, whose employment is involuntarily terminated without cause or who voluntarily terminate their employment for good reason within one month before or 12 months following the effective date of a change in control. Specifically, the Severance Plan provides for payment to the employee over a period of 12 to 24 months, depending on employment level, of an amount equal to the employee's base salary for the period, the employee's target bonus for the period and a pro rata portion of the employee's target bonus for the year in which termination occurs. In addition, Millennium will pay, for a period of 12 to 18 months, depending on employment level, the portion of premiums for COBRA coverage for the employee and eligible dependents equal to the amount that it paid for group health insurance prior to termination. The Severance Plan also provides for excise tax gross-up payments subject to limitations. Any prior agreements relating to severance benefits that Millennium entered into with any employee eligible to receive benefits under the Severance Plan are superseded to the extent the severance benefits payable under the Severance Plan exceed those provided for in any such prior agreement. The summary of the Severance Plan contained herein is qualified by reference to the Severance Plan, which is filed herewith as Exhibit (e)(14) and is incorporated herein by reference.

Retention Arrangements with Millennium in Connection with the Transaction

  Amendments to employment agreements with executive officers

        On April 10, 2008, at the request of Takeda, Millennium entered into amendments to existing employment agreements with each of Dr. Bianchi, Dr. Bolen, Dr. Dunsire, Ms. Fanucci, Mr. Gansler, Ms. Keating, Ms. Protopapas, Dr. Simonian and Dr. Smith (collectively, the "Employment Amendments"). The Employment Amendments will become effective only at the Effective Time and will be of no force or effect if the Merger Agreement is terminated.

        The Employment Amendments for Dr. Bianchi, Mr. Gansler and Ms. Keating amend provisions of each employee's existing employment agreement that relate to termination for Good Reason (as defined in the existing employment agreements) to provide that if his or her employment is terminated because of any material diminution in the employee's title, position, duties, responsibilities or authority, and in the case of Ms. Keating, if there is a change in control of Millennium that results in Ms. Keating ceasing to serve as chief legal officer of the surviving entity and any parent entity, he or she will be entitled to the payments and benefits specified in his or her employment agreement, only if such termination of employment occurs on or after the first anniversary of the Effective Time. The occurrence of any event described in the preceding sentence that occurs before the first anniversary of the Effective Time may be asserted by the employee as a reason to terminate employment on or after the first anniversary of the Effective Time. In addition, with respect to Dr. Bianchi, upon the Effective Time, Millennium will accelerate the vesting of Dr. Bianchi's $100,000 retirement benefit held in a tax-deferred account and will distribute that amount to him in a lump sum six months after a termination of his employment.

        The Employment Amendment for Dr. Dunsire amends provisions of her existing employment agreement that relate to termination for Good Reason to provide that:

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  prior to the first anniversary of the Effective Time, she will not assert a termination of her employment other than due to:

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  any requirement by Millennium that she perform her principal duties outside a radius of 50 miles from Millennium's Cambridge location;

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  any breach by Millennium of any material provision of her employment agreement not cured within 30 days' of written notice; or

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  a reduction in her base salary (unless such reduction is effected in connection with a general and proportionate reduction of salaries for all members of the management team) or any reduction of her target bonus amount to less than 80% of her annual salary; and

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  after the first anniversary of the Effective Time, she will have the right to terminate her employment at any time and receive the severance payments and benefits specified in her existing employment agreement.

The Employment Amendment for Dr. Dunsire also provides that if a severance payment pursuant to her existing agreement becomes payable, she will receive payment within 10 days following termination but not prior to January 1, 2009. In exceptional circumstances that are not expected to arise during the first eight months after the Effective Time, Dr. Dunsire and Millennium will explore the terms and conditions of a mutually agreeable solution to allow Dr. Dunsire to terminate her employment prior to the first anniversary of the Effective Time and receive the severance payments and benefits pursuant to her existing agreement. Upon the Effective Time, Millennium will accelerate the vesting of Dr. Dunsire's $500,000 retirement benefit held in a tax-deferred account and distribute that amount to her in a lump sum six months after a termination of her employment.

        The Employment Amendments provide for retention bonuses for each of the employees for their continued employment with Millennium following the Merger. The Employment Amendments provide that each employee is eligible for a lump sum cash payment on the first and, in some cases, second anniversaries of the Effective Time, provided that he or she is employed by Millennium as of such date, in an amount equal to:

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  on the first anniversary of the Effective Time, other than in the case of Dr. Dunsire, the sum of (i) 100% of his or her annual base salary in effect as of the Effective Time plus (ii) 100% of his or her annual bonus for Millennium's fiscal year ending December 31, 2008 (the "First Year Retention Bonus"); and

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  on the second anniversary of the Effective Time, other than in the case of Dr. Dunsire, Ms. Fanucci and Ms. Keating, the sum of (i) 100% of his or her annual base salary in effect as of the Effective Time plus (ii) 100% of his or her annual bonus for Millennium's fiscal year ending December 31, 2008 (the "Second Year Retention Bonus").

        In the case of Dr. Dunsire:

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  the First Year Retention Bonus is the sum of (i) 200% of her annual base salary in effect as of the Effective Time plus (ii) 200% of her annual bonus for Millennium's fiscal year ending December 31, 2008, which will be based upon attainment by Millennium of performance and retention goals to be determined by mutual agreement between Dr. Dunsire and Millennium (with a minimum bonus of 100% of her 2008 target bonus and a maximum bonus of 200% of her 2008 target bonus); and

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  the Second Year Retention Bonus will be determined by mutual agreement between Dr. Dunsire and Millennium prior to the first anniversary of the Effective Time.

        Ms. Fanucci and Ms. Keating are not eligible for a Second Year Retention Bonus under the Employment Amendments.

        The Employment Amendments provide that in the event of an occurrence of Voluntary Termination for Good Reason (as defined in the Employment Amendments) by an employee or termination by Millennium other than for Justifiable Cause or in the event of an employee's death or permanent disability, as defined in Millennium's long-term disability policy:

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  during the first 12 month period following the Effective Time, the employee will be eligible for a pro rata portion of the First Year Retention Bonus, based on the employee's full months of employment with Millennium from the Effective Time through such termination; and

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  during the second 12 month period following the Effective Time, the employee will be eligible for a pro rata portion of the Second Year Retention Bonus (if the employee is eligible for a Second Year Retention Bonus), based on the employee's full months of employment with Millennium from the first anniversary of the Effective Time through such termination.

        With regard to the determination of the First Year Retention Bonus only, Voluntary Termination for Good Reason will not include any material diminution in an employee's title, position, duties, responsibilities or authority and, in the case of Dr. Dunsire, will not include a change in control of Millennium that results in her ceasing to serve as chief executive officer of the surviving entity or any parent entity.

        The Employment Amendments also provide that in 2009, Millennium, its successors and/or affiliates intend to grant to each of the employees long-term incentive compensation that is substantially similar in economic value to the equity awards granted to each employee by Millennium during 2008 prior to the Effective Time.

        The summary of the Employment Amendments contained herein is qualified by reference to the amendment to each executive's existing agreement, which are filed herewith as Exhibits (e)(15) through (e)(23) and are incorporated herein by reference.

  Amendments to Severance Plan

        On April 10, 2008, at the request of Takeda, pursuant to the Employment Amendments, Millennium and the applicable employee agreed to amend the Severance Plan as it applies to such employee to provide that, upon the Effective Time, the employee will automatically qualify for a voluntary termination for good reason due to a material diminution in his or her title, position, duties, responsibilities or authority, if the employee agrees not to make such assertion during the first 12 months following the Effective Time, and after the first anniversary of the Effective Time, the employee will have the right to receive the payments and benefits under the Severance Plan.

        In addition, the Severance Plan, as amended, provides that an employee will be paid a lump sum within 30 days following the date of the qualifying termination (but not prior to January 1, 2009) in an amount equal to the sum of:

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  a multiple, depending on employment level, of his or her base salary at the greater of his or her rate of pay in effect on the Effective Time or his or her rate of pay in effect on the date of termination;

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  a multiple, depending on employment level, of his or her target bonus for Millennium's fiscal year ending December 31, 2008 or his or her target bonus on the date of termination; and

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  a pro rata portion of the greater of his or her target bonus for Millennium's fiscal year ending December 31, 2008 or his or her target bonus on the date of termination.

        The Severance Plan, as amended, also provides that if an employee becomes entitled to payments described immediately above, then any unvested equity or long-term incentive compensation granted to an employee on or after the Effective Time will immediately become vested and exercisable on a pro-rata basis determined by reference to a ratio, the numerator of which shall be the number of his or her full months of employment with Millennium from the Effective Time and the denominator of which shall be the number of full months under the vesting schedule of the relevant equity compensation award.

  Letter agreements with non-executive employees

        On April 10, 2008, Millennium entered into letter agreements with four vice presidents, who are not executive officers, that provide for lump sum cash payments to each employee on each of the first and second anniversaries of the Effective Time, provided that he or she is employed by Millennium as of such date, in an amount equal to the sum of a specified percentage of his or her annual base salary in effect as of the Effective Time plus a specified percentage of his or her annual bonus for Millennium's fiscal year ending December 31, 2008. In addition, in 2009, Millennium, its successors and/or affiliates intend to grant to each of these employees long-term incentive compensation that is substantially similar in economic value to the equity awards granted to each employee during 2008 prior to the Effective Time. On April 10, 2008, Millennium also entered into a letter agreement with a fifth vice president, who is not an executive officer, that provides the employee the same benefits as are being provided to Millennium's executive officers pursuant to the Employment Amendments, including a First Year Retention Bonus and a Second Year Retention Bonus in an amount equal to the sum of 100% of the employee's annual base salary in effect as of the Effective Time plus 100% of the employee's annual bonus for Millennium's fiscal year ending December 31, 2008, and severance benefits in connection with a termination for Good Reason.

  Cash retention bonuses for other employees

        All Millennium employees who have not entered into separate letter agreements providing for the payments described above and who, as of the date of the Merger Agreement, (i) have not given notice of resignation, (ii) are not currently subject to a performance improvement plan or (iii) have accepted a bona fide offer of employment from Millennium but have not yet begun employment, are eligible to receive cash retention bonus payments based on a specified percentage of the employee's salary in effect as of the Effective Time. These bonuses are payable over specified time periods. The bonus percentage and payment term is based on the employee's business area and employment level. An employee who is terminated without cause by Millennium will be eligible for a pro rata portion of the applicable retention bonus based on the number of full months worked following the Effective Time.

Indemnification of Officers and Directors

        Section 102 of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware law or obtained an improper personal benefit. Article Eighth of Millennium's Restated Certificate of Incorporation provides that no director shall be personally liable for any monetary damages for any breach of fiduciary duty as a director, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

        Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, indemnification is limited to expenses and no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court or the Delaware Court of Chancery determines that such indemnification is proper under the circumstances.

        Article Ninth of Millennium's Restated Certificate of Incorporation provides that a director or officer:

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  shall be indemnified by Millennium against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of Millennium) brought against him by virtue of his position as a Millennium director or officer if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of Millennium, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; and

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  shall be indemnified by Millennium against all expenses (including attorneys' fees) and amounts paid in settlement incurred in connection with any action by or in the right of Millennium brought against him by virtue of his position as a Millennium director or officer if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of Millennium, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to Millennium, unless a court determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses.

        In addition, to the extent that a director or officer has been successful, on the merits or otherwise, in defense of any action or proceeding, including the dismissal of an action without prejudice, he is required to be indemnified by Millennium against all expenses (including attorneys' fees) actually and reasonably incurred. Expenses will be advanced to a director or officer at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.

        Indemnification is required to be made unless Millennium determines that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by Millennium that the director or officer did not meet the applicable standard of conduct required for indemnification, or if Millennium fails to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition a court of competent jurisdiction to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give Millennium notice of the action for which indemnity is sought and Millennium has the right to participate in such action or assume the defense thereof.

        Millennium, as successor to COR Therapeutics, Inc., has an indemnity agreement with Charles Homcy, one of Millennium's directors, that provides, among other things, that Millennium will indemnify him, under the circumstances and to the extent provided for in the agreement, for expenses, damages, judgments, fines and settlements he may be required to pay in actions or proceedings to which he is or may be a party by reason of his position as a director, former officer or other agent of Millennium, and otherwise to the fullest extent permitted under Delaware law and Millennium's By-laws.

        In addition to the indemnification provided for in Millennium's Restated Certificate of Incorporation, Millennium has entered into separate indemnification agreements with its directors and executive officers. The indemnification agreements provide, among other things, that Millennium will indemnify its directors and executive officers for specified expenses, including attorneys' fees, judgments, fines, penalties and settlement amounts, that the director or officer actually and reasonably incurs in any action or proceeding arising out of the person's services as Millennium's director or executive officer. In particular circumstances, expenses may be paid in advance to the officer or director. The agreement does not provide for indemnification of the director or executive officer in connection with a proceeding initiated by the director or executive officer unless the Millennium Board approved the initiation of the proceeding or the proceeding was commenced following a change in control. The agreement also does not provide for indemnification of the person to the extent the person's expenses are reimbursed from the proceeds of insurance, and if Millennium makes any indemnification payments to the person which are later reimbursed from the proceeds of insurance, the person must refund the amount of the reimbursed payments to Millennium.

        In addition, Millennium maintains insurance on behalf of its directors and officers insuring them against liability asserted against them in their capacities as directors or officers or arising out of such status.

        The Merger Agreement provides that all rights to advancement of expenses, indemnification and exculpation by Millennium now existing in favor of each current and former officer and director of Millennium or any of its subsidiaries (the "Indemnified Parties") as provided in Millennium's Restated Certificate of Incorporation and By-laws as in effect on the date of the Merger Agreement, or pursuant to any other agreements in effect on the date of the Merger Agreement, shall survive the Merger. In addition, Takeda America and Purchaser have agreed that from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, the certificate of incorporation and by-laws of Millennium will contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of each Indemnified Party than are set forth in Millennium's Restated Certificate of Incorporation and By-laws as in effect on the date of the Merger Agreement.

        The Merger Agreement also provides that, for six years after the Effective Time, to the fullest extent permitted by applicable law, Takeda America and Purchaser will, jointly and severally, indemnify, defend and hold harmless each Indemnified Party against all losses, claims, damages, fees, expenses judgments or fines arising in whole or in part out of actions or omissions in their capacity as such occurring at or prior to the Effective Time, including in respect of the Merger Agreement and the transactions contemplated by the Merger Agreement, whether asserted or claimed prior to, at or after the Effective Time, and shall advance each Indemnified Party within 20 days business days of receipt from the Indemnified Party of a request therefor any reasonable legal or other expenses incurred by such Indemnified Party in connection with investigating or defending any such losses, claims, damages, fees, expenses judgments or fines as such expenses are incurred. Advancement of expenses to an

Indemnified Party is subject to receipt by Takeda America and Purchaser of an unsecured undertaking, to the extent required by the DGCL, by or on behalf of the Indemnified Party to repay such expenses if it is ultimately determined that such Indemnified Party is not entitled to indemnification under the Merger Agreement, provided that the foregoing will not impair any rights to indemnification of any Indemnified Party referred to in the immediately preceding paragraph.

        Takeda America and Purchaser have agreed, jointly and severally, to cause Millennium's current and former officers and directors who are covered by the directors' and officers' liability insurance policy maintained by Millennium as of the date of the Merger Agreement to be covered under a directors' and officers' liability insurance policy on terms and conditions no less advantageous to such individuals than Millennium's existing policy for a period of not less than six years after the Effective Time, but only to the extent related to actions or omissions of such officers and directors at or prior to the Effective Time, including in respect of the Merger Agreement and the transactions contemplated by the Merger Agreement. However, in no event will Takeda America or Purchaser be required to spend more than an amount per year equal to 250% of current annual premiums paid by Millennium for such insurance. This requirement will be satisfied if, prior to the Effective Time, Millennium purchases a so-called "Reporting Tail Endorsement" for a purchase price of not more than 1500% of the current annual premium paid by Millennium for directors' and officers' liability insurance and, following the Effective Time, Takeda America causes Millennium to maintain such Reporting Tail Endorsement in full force and effect for its full term.

Benefit Arrangements with Takeda

        Pursuant to the Merger Agreement, Takeda America has agreed that, for a period of one year following the Effective Time, it will provide, or cause to be provided, to each employee of Millennium and its subsidiaries a base salary, annual bonus and commission opportunity no less favorable than provided to such employees immediately before the Effective Time and employee benefits, excluding equity and equity based compensation, that are substantially comparable, in the aggregate, to the benefits provided to such employees immediately before the Effective Time.

        Takeda America has further agreed to give each employee of Millennium and its subsidiaries full credit for prior service with Millennium or its subsidiaries, as the case may be, before the Effective Time for all purposes under the employee benefit plans of Takeda America and its subsidiaries, subject to applicable law and tax qualification requirements, to the same extent as such employees were entitled before the Effective Time to credit for such service under any similar employee benefit plan of Millennium and its subsidiaries in which such employee participated or was eligible to participate immediately prior to the Effective Time.

        Takeda America has agreed to cause Purchaser to pay to each eligible employee of Millennium and its subsidiaries specified bonus payments under Millennium's 2008 Success Sharing Bonus Plan.

Material Proceedings

        None.

Arrangements with Takeda

Merger Agreement

        The summary of the Merger Agreement contained in the sections of the Offer to Purchase titled "The Merger Agreement" and "Dividends and Distributions" is incorporated herein by reference. The Offer to Purchase is being mailed to stockholders together with this Schedule 14D-9 and is filed herewith as Exhibit (a)(1). The summary of the Merger Agreement contained in the Offer to Purchase, which describes the material terms of the Merger Agreement, is qualified by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

Confidentiality Agreement

        On February 20, 2008, Millennium and TPC entered into a confidentiality agreement (the "Confidentiality Agreement") containing provisions, pursuant to which, among other matters, each party agreed to keep confidential all information furnished to it or its representatives by the other party, to use such material solely for purposes of evaluating and negotiating a possible transaction between the parties and not to disclose that discussions are taking place concerning a possible negotiated transaction between the parties or the status thereof. Under the Confidentiality Agreement, TPC agreed that, for a period of two years from the date of the Confidentiality Agreement, unless specifically invited in writing by Millennium, neither TPC nor any of its affiliates would directly or indirectly,

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  effect or seek: (i) the acquisition of any securities or assets of Millennium, (ii) any tender or exchange offer, merger or other business combination involving Millennium, (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to Millennium, or (iv) any "solicitation" of "proxies" (as such terms are used in the proxy rules of the SEC) or consents to vote any voting securities of Millennium;

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  participate in a "group" (as defined under the Exchange Act) with respect to any securities of Millennium;

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  seek to control or influence Millennium's management, board of directors or policies;

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  take any action which might force Millennium to make a public announcement with respect to the matters above; or

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  enter into any discussions or arrangements with any person with respect to any of the foregoing.

These "standstill" obligations on the part of TPC will terminate, and TPC will no longer be bound thereby, if a third party enters into a letter of intent with Millennium, makes a tender offer for or solicits for purchase any shares of capital stock of Millennium or publicly announces an offer for shares of Millennium or if Millennium executes a definitive agreement with a third party providing for an acquisition (by way of merger, tender offer or otherwise) of more than 50% of Millennium's outstanding capital stock or all or substantially all of Millennium's assets.

        In addition, subject to specified exceptions, for a period of eighteen months from the date of the Confidentiality Agreement, each party agreed not to solicit the employment of or hire any employee of the other party. The obligations set forth in the Confidentiality Agreement expire on the fourth anniversary of the date of the Confidentiality Agreement. Under the terms of the Merger Agreement, until the Effective Time, the provisions of the Confidentiality Agreement will remain in full force and effect in accordance with its terms. The summary of the Confidentiality Agreement contained herein is qualified by reference to the Confidentiality Agreement, which is filed herewith as Exhibit (e)(34) and is incorporated herein by reference.

Exclusivity Agreement

        Millennium and TPC entered into an exclusivity agreement, dated as of March 24, 2008, pursuant to which, for the period through April 13, 2008, Millennium agreed, among other things, not to, directly or indirectly, solicit, initiate, knowingly encourage or knowingly facilitate any discussions with any third party regarding the acquisition of Millennium or a significant portion of Millennium's assets, or participate or engage in discussions or negotiations regarding, or disclose any non-public information relating to Millennium to any third party for the purpose of encouraging or facilitating, an acquisition of Millennium or a significant portion of Millennium's assets.

Item 4.    The Solicitation or Recommendation.

Recommendation of the Millennium Board

        The Millennium Board, at a meeting duly called and held, by unanimous vote of all directors present at the meeting:

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  declared that the Merger Agreement and the transaction contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Millennium and its stockholders;

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  approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger;

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  approved and adopted an amendment to the Rights Agreement, dated as of April 5, 2001 (the "Rights Agreement"), between Millennium and Computershare Limited Trust Company, N.A. (as successor to State Street Bank and Trust Company, N.A.), as Rights Agent, that has the effect of rendering the Rights issued thereunder inapplicable to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and

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  recommended that Millennium's stockholders accept the Offer, tender their shares of Millennium common stock pursuant to the Offer and adopt the Merger Agreement.

        A letter to stockholders communicating the Millennium Board's recommendation is filed herewith as Exhibit (a)(9) and is incorporated herein by reference.

Intent to Tender

        Executive officers and directors of Millennium who beneficially own an aggregate of 4,839,085 shares of Millennium common stock have entered into a Tender and Support Agreement with Takeda America dated as of the date of the Merger Agreement pursuant to which such executive officers and directors have agreed to tender into the Offer all shares of Millennium common stock beneficially owned by them and not to withdraw any such shares previously tendered. These executive officers and directors also have agreed to vote, and have appointed Takeda America as their proxy to vote, all shares of Millennium common stock beneficially owned by them in favor of the adoption of the Merger Agreement and against any alternative takeover proposal. In addition, under the Tender and Support Agreement, these executive officers and directors have agreed, subject to limited exceptions, not to assign or otherwise dispose of any such shares other than pursuant to the Offer. The Tender and Support Agreement is summarized in the section of the Offer to Purchase titled "The Transaction Documents—Tender and Support Agreement," which summary is incorporated herein by reference. To the knowledge of Millennium after making reasonable inquiry, all of Millennium's executive officers and directors currently intend to tender all of the shares of Millennium common stock that they hold of record or beneficially own in the Offer in compliance, as applicable, with the Tender and Support Agreement. A copy of the Tender and Support Agreement is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Background of the Transaction

        Millennium has regularly evaluated different strategies for improving its competitive position and enhancing stockholder value and its status within its industry. As part of these evaluations, Millennium has, from time to time, considered various strategic alternatives in pursuing its business plan, including acquisitions, divestitures, joint ventures, collaborations and business combinations.

        On July 10, 2007, Deborah Dunsire, Millennium's President and Chief Executive Officer, and Anna Protopapas, Millennium's Senior Vice President, Corporate Development, met with Yasuchika Hasegawa, Takeda's President and Chief Operating Officer, and other members of Takeda's management in Tokyo, Japan. This initial meeting with Takeda was one of several meetings that Dr. Dunsire and Ms. Protopapas attended in Japan with executives at various pharmaceutical companies. The trip was part of a larger effort by Millennium to pursue available and attractive product development candidates and related collaborative opportunities outside the United States. At the meeting with Takeda, Millennium and Takeda each presented an overview of its business, including various product development and scientific matters.

        On July 17, 2007, Ms. Protopapas and other representatives from Millennium met in Cambridge, Massachusetts with representatives from Takeda's business development group, including Ken Araki, Takeda's Senior Director, Global Licensing Business Development, to discuss Millennium's product development programs and scientific capabilities, in particular as they related to a potential collaboration between Millennium and Takeda in the oncology field.

        On July 20, 2007, Dr. Dunsire received a letter from Mr. Hasegawa thanking her for her trip to Tokyo and indicating that Takeda was interested in continuing a dialogue with Millennium regarding potential collaborative opportunities.

        On September 10, 2007, representatives from both Millennium and Takeda met in Cambridge, Massachusetts to discuss each company's oncology platform.

        Representatives from both companies met on October 26, 2007 in San Diego, California and on November 26, 2007 in Cambridge, Massachusetts to discuss each company's clinical and non-clinical product development programs and further explore collaborative opportunities.

        On December 5, 2007, Ms. Protopapas met with Hiroaki Ogata, Takeda's then General Manager, Global Licensing and Business Development, in Boston, Massachusetts, to discuss the scope of a potential collaboration between Millennium and Takeda.

        On December 5 and 6, 2007, the Millennium Board met in Half Moon Bay, California for a regularly scheduled meeting. At the meeting, Ms. Protopapas provided an update regarding a variety of ongoing business development opportunities, including the discussions with Takeda. The Millennium Board determined that management should continue its discussions with Takeda relating to a collaboration or other arrangement. The Millennium Board further determined that a special committee of the Millennium Board, which had been previously established to advise management on potential business development opportunities and was comprised of Robert F. Friel, Mark J. Levin, A. Grant Heidrich, III and Norman C. Selby, would provide guidance to Millennium's management regarding further discussions on the business initiatives discussed at the meeting, including with Takeda.

        On December 13 and 14, 2007, scientific, clinical and business development personnel from both companies met in Japan. At these meetings, Takeda presented Millennium with an overview of its business and a proposal for a research collaboration in the oncology field.

        On January 9, 2008, Dr. Dunsire and Ms. Protopapas attended a meeting with Mr. Hasegawa, Mr. Araki and Kiyoshi Kitazawa, a member of Takeda's board of directors, in San Francisco, California, at which Takeda communicated its interest in pursuing a potential acquisition of Millennium and that Takeda's board of directors would be considering the matter at an upcoming meeting on January 31, 2008. Dr. Dunsire and Ms. Protopapas indicated that Millennium's existing strategy did not include the sale of the company unless the price to stockholders was compelling compared to the prospects of remaining as a stand-alone, independent company.

        On January 31, 2008, Mr. Hasegawa telephoned Dr. Dunsire and informed her that, as authorized by Takeda's board of directors, Takeda would be sending a proposal to acquire 100% of Millennium's outstanding equity in an all cash transaction at a price of $23.00 per share. Also, on January 31, 2008, Mr. Hasegawa e-mailed Dr. Dunsire to follow up on the telephone conversation from earlier that day regarding Takeda's proposal. Dr. Dunsire e-mailed Mr. Hasegawa later on January 31, 2008 indicating that she had forwarded information regarding the proposal to the Millennium Board.

        On February 1, 2008, Mr. Hasegawa sent a letter to Dr. Dunsire memorializing the proposal to acquire 100% of Millennium's outstanding equity in an all cash transaction at a price of $23.00 per share, subject to specified conditions, including the completion of due diligence. The letter indicated that Takeda envisioned Millennium as a stand-alone business unit within the Takeda corporate family.

        On February 6, 2008, the Millennium Board held a meeting by telephone conference at which it approved the engagement of Goldman, Sachs & Co. ("Goldman Sachs") as Millennium's financial advisor, subject to entering into a mutually satisfactory engagement letter.

        On February 12, 2008, Dr. Dunsire telephoned Mr. Hasegawa to communicate that Millennium would give serious consideration to the letter and that she would be presenting the acquisition proposal to the Millennium Board at an upcoming meeting.

        On February 14 and 15, 2008, the Millennium Board held a meeting in Cambridge, Massachusetts, at which the Millennium Board discussed Takeda's interest in potentially acquiring Millennium. Representatives of Goldman Sachs and Wilmer Cutler Pickering Hale and Dorr LLP ("WilmerHale"), outside counsel for Millennium, also participated. Representatives of Goldman Sachs provided the Millennium Board with an overview of Takeda's business and the current market for acquisitions of companies in the biotechnology industry. Representatives of Goldman Sachs also reviewed various aspects of Millennium's business, assuming Millennium continued as a stand-alone, independent company. The Millennium Board determined to pursue discussions with Takeda and to seek additional value from Takeda to reach a potentially acceptable acquisition price. The Millennium Board also determined to allow Takeda to undertake limited due diligence on specific business, financial and legal matters.

        On February 20, 2008, Millennium and Takeda executed a confidentiality agreement, which is described in more detail in Item 3, under the heading "Arrangements with Purchaser and Takeda—Confidentiality Agreement."

        Also on February 20, 2008, Millennium entered into an agreement with Goldman Sachs, effective as of February 5, 2008, to engage Goldman Sachs as its financial advisor.

        On February 24, 2008, representatives from both companies met in Cambridge, Massachusetts to discuss Takeda's initial proposed plans for integrating Millennium into the Takeda family of companies and Takeda's vision to build leadership in the oncology field with Millennium as the foundation.

        On February 25, 2008, representatives from both companies met in Boston, Massachusetts. At this meeting, representatives of Millennium presented a comprehensive overview of the company to the Takeda representatives.

        From February 21, 2008 through March 13, 2008, representatives of Takeda conducted due diligence on Millennium.

        On March 12, 2008, the special committee of the Millennium Board held a meeting by telephone conference. Representatives of Goldman Sachs and WilmerHale also participated. Representatives of Goldman Sachs reviewed hypothetical potential strategic alternatives to the proposed transaction with Takeda, which included a merger of equals, acquisitions of smaller companies, a spin-off transaction, collaborative arrangements with third parties and acceleration of Millennium's commercial and product development initiatives.

        On March 18, 2008, Mr. Hasegawa telephoned Dr. Dunsire to communicate a revised proposal of $24.00 per share in cash for 100% of the outstanding equity of Millennium.

        On March 18, 2008, the Millennium Board held a meeting by telephone conference to discuss the revised acquisition proposal. Representatives of Goldman Sachs and WilmerHale also participated. Although the Millennium Board viewed the revised acquisition proposal as promising, it believed that Takeda should be willing to further increase its proposed price per share given Millennium's growth prospects. Pursuant to instructions provided by the Millennium Board at the March 18 meeting, Dr. Dunsire telephoned Mr. Hasegawa to communicate that the Millennium Board was not prepared to accept the acquisition proposal of $24.00 per share in cash and that Takeda would need to offer $25.00 per share in cash for the Millennium Board to consider acceptance of an acquisition proposal by Takeda.

        On March 19, 2008, Mr. Hasegawa sent a letter to Dr. Dunsire memorializing the acquisition proposal of $24.00 per share discussed by telephone on March 18, 2008, subject to completion of limited confirmatory due diligence and negotiation of a definitive agreement.

        On March 19, 2008, at the instruction of the Millennium Board, representatives of Goldman Sachs telephoned Takeda's financial advisor, UBS Securities LLC ("UBS"), to reiterate that the Millennium Board was not prepared to accept the acquisition proposal of $24.00 per share in cash and that Takeda would need to offer $25.00 per share in cash for the Millennium Board to consider acceptance of an acquisition proposal by Takeda. In a telephone discussion between Ms. Protopapas and Mr. Araki on March 19, 2008, Ms. Protopapas also reiterated the Millennium Board's position.

        On March 20, 2008, Mr. Hasegawa telephoned Dr. Dunsire to communicate that Takeda would be willing to offer $25.00 per share in cash if Millennium would agree to a reasonable exclusivity period during which the parties would negotiate a definitive merger agreement that would provide for customary no-shop and fiduciary termination provisions and a break-up fee of 3.5% of the equity value of Millennium implied by the terms offered. On the prior evening, in accordance with Takeda's instructions, representatives of UBS had telephoned representatives of Goldman Sachs to communicate this same message.

        In telephone discussions between the parties' financial advisors on March 22 and 23, 2008, the representatives of UBS stated, in accordance with instructions from Takeda, that Takeda only would consider increasing the purchase price to $25.00 per share in cash if Millennium accepted Takeda's request for an exclusivity period of 30 days. In telephone discussions between Ms. Protopapas and Mr. Araki on March 23, 2008, Mr. Araki communicated this same message.

        On March 23, 2008, the special committee of the Millennium Board held a meeting by telephone conference to discuss the revised acquisition proposal. Representatives of Goldman Sachs, WilmerHale and Richards, Layton & Finger, P.A., Millennium's special Delaware counsel, also participated. The committee's view was that Millennium would entertain the exclusivity proposal if the break-up fee could be lowered and the length of the exclusivity period shortened. Later that day, at the instruction of the special committee, Dr. Dunsire telephoned Mr. Hasegawa to communicate that Millennium would be willing to proceed with negotiations with respect to an acquisition at $25.00 per share in cash and would consider entering into an exclusivity agreement if Takeda would agree to decrease the proposed amount of the break-up fee and to other specified terms, including shortening the proposed length of the exclusivity period.

        On March 24, 2008, Mr. Hasegawa sent a letter to Dr. Dunsire setting forth Takeda's proposal of $25.00 per share in cash for 100% of Millennium's outstanding equity, subject to completion of limited confirmatory due diligence and the following additional conditions:

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  establishing an exclusivity period through April 13, 2008,

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  negotiating a definitive agreement with customary no-shop and fiduciary termination provisions and a break-up fee of 2.8% of the equity value, payable in the event, among others, that Millennium were to breach its no-shop obligation or if any third party were to make a competing proposal and the transaction with Takeda was not consummated, and

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  executing employment agreements with key executives and employees of Millennium.

        On March 24, 2008, Mr. Araki sent a draft exclusivity agreement to Ms. Protopapas. Representatives from Millennium and Takeda and each company's counsel negotiated the terms of the exclusivity agreement throughout that day and into the following morning.

        On the evening of March 24, 2008, the Millennium Board held a meeting by telephone conference. Representatives of Goldman Sachs, WilmerHale and Richards, Layton & Finger, P.A. also participated. At this meeting, the Millennium Board discussed the $25.00 per share in cash acquisition proposal from Takeda and the proposed exclusivity arrangement. In particular, the Millennium Board considered, among other factors, that, while the exclusivity agreement would prevent Millennium from approaching other companies prior to execution of a merger agreement to determine whether such companies would be potentially interested in acquiring Millennium, Takeda's agreement to the $1 per share increase in the proposed purchase price to $25.00 per share in cash was conditioned on such exclusivity arrangement, and that the proposed breakup fee of 2.8% would not, in the judgment of the Millennium Board, preclude or unreasonably deter other prospective purchasers of Millennium from making superior acquisition proposals following execution of a merger agreement. In addition, the Board considered that the proposed exclusivity agreement was for a limited term, until April 13, 2008, and did not require Millennium to enter into a definitive acquisition agreement with Takeda. On this basis, the Millennium Board authorized the entry into the exclusivity agreement.

        On March 25, 2008, Millennium and Takeda executed an exclusivity agreement, which is described in more detail in Item 3, under the heading "Arrangements with Purchaser and Takeda—Exclusivity Agreement," and Millennium provided Takeda with access to due diligence materials.

        On March 25, 2008, Edwards Angell Palmer & Dodge LLP ("EAPD"), counsel to Takeda, distributed a draft merger agreement to WilmerHale. On March 27, 2008, WilmerHale provided EAPD comments to the draft merger agreement. On March 28, 2008, Takeda, together with its counsel, and Millennium, together with its counsel, participated in a telephone conference to address questions from Takeda with respect to WilmerHale's comments on the draft merger agreement.

        On March 31, 2008, Takeda, together with its counsel and financial advisor, and Millennium, together with its counsel and financial advisor, met at the offices of WilmerHale to discuss the key terms of the draft merger agreement. In the evening of March 31, 2008, EAPD provided a revised draft of the merger agreement that responded to WilmerHale's comments.

        On April 1, 2008, Dr. Dunsire and Mr. Hasegawa exchanged e-mails and held a telephone discussion regarding the draft merger agreement negotiation process. In addition, on April 1, 2008, Takeda, together with its counsel and financial advisor, and Millennium, together with its counsel and financial advisor, met at the offices of WilmerHale to continue negotiations of the terms of the merger agreement. At this meeting, the parties reached preliminary agreement on major unresolved issues. Later on April 1, 2008, WilmerHale provided a revised draft of the merger agreement to Takeda and its counsel and financial advisor reflecting these discussions and the preliminary agreements of the parties. On the evening of April 1, 2008, following the completion of negotiations by the parties, Dr. Dunsire met with Mr. Kitazawa to discuss Takeda's proposed operating model for Millennium following the merger.

        On April 2, 2008, Takeda, together with its counsel and financial advisor, and Millennium, together with its counsel and financial advisor, met at the offices of WilmerHale to discuss a small number of open issues in the merger agreement. After reaching preliminary agreement with respect to these issues, Dr. Dunsire met with representatives from Takeda for an initial discussion regarding retention arrangements proposed by Takeda for key employees of Millennium. In addition, Mr. Hasegawa telephoned Dr. Dunsire that evening regarding proposed terms of a retention arrangement for Dr. Dunsire.

        On April 3, 2008, WilmerHale distributed a revised draft of the merger agreement to Takeda and its counsel and financial advisor reflecting the matters discussed at the April 2, 2008 meeting. Also on April 3, 2008, WilmerHale distributed a draft of a tender and support agreement to be entered into by Takeda and directors and executive officers of Millennium. In addition, on April 3 and 4, 2008, Takeda met with members of Millennium's management to discuss the proposed terms of retention arrangements with these individuals.

        On April 4, 2008, counsel for Takeda and Millennium had various communications regarding the merger agreement and related acquisition agreements addressing less significant issues and WilmerHale distributed a revised draft of the merger agreement.

        On April 6, 2008, the Millennium Board held a special meeting in Cambridge, Massachusetts. Representatives of Goldman Sachs and WilmerHale also participated. The WilmerHale representatives reviewed the fiduciary duties and responsibilities of the Millennium Board under applicable law and summarized the principal terms of the proposed merger agreement and related agreements. Representatives of Goldman Sachs reviewed the financial terms of the Merger. Dr. Dunsire and Stephen M. Gansler, Millennium's Senior Vice President, Human Resources, reviewed for the Millennium Board the retention arrangements for management and other employees that had been proposed by, and were under discussion with, Takeda. At this meeting, the representatives of WilmerHale and Goldman Sachs responded to a number of questions from members of the Millennium Board, and the Millennium Board discussed the proposed acquisition of Millennium by Takeda in detail, including the proposed terms of the merger agreement and related agreements and the fairness of the price of $25.00 in cash per share of Millennium common stock to Millennium stockholders.

        Following the April 6, 2008 Millennium Board meeting, negotiations continued with representatives of Takeda and its counsel regarding remaining open issues on the draft merger agreement and the draft tender and support agreement. In addition, during this period, counsel for Takeda finalized the proposed retention arrangements with counsel for Millennium and management.

        On April 9, 2008, the Millennium Board duly called and held a meeting by telephone conference to further consider the proposed acquisition of Millennium by Takeda and vote on the merger agreement and related matters. Also participating in the meeting were representatives of Goldman Sachs and WilmerHale. During that meeting:

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  the Millennium Board discussed the terms of the proposed merger agreement and related agreements;

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  the Millennium Board reviewed the retention arrangements with management and other employees proposed to be implemented by Takeda as of the Effective Time, as well as the payments that would be received by members of the Millennium Board and management with respect to Millennium common stock and options and other stock awards held by them if the acquisition were completed, which are described in more detail in Item 3, under the heading "Arrangements with Current Executive Officers and Directors of Millennium;" and

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  the Goldman Sachs representatives reviewed Goldman Sachs' analyses of the financial terms of the Offer and the Merger and orally delivered to the Millennium Board its opinion, subsequently confirmed in writing, to the effect that, as of the date thereof and based upon and subject to the factors and assumptions set forth therein, the consideration of $25.00 per share of Millennium common stock in cash to be received by the holders of such shares in the Offer and the Merger was fair, from a financial point of view to such holders. See "Opinion of Millennium's Financial Advisor" below for a more detailed discussion of the Goldman Sachs opinion.

        After discussion and deliberation, the Millennium Board unanimously declared that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Millennium and its stockholders, unanimously approved and declared advisable the Merger Agreement and the transactions contemplated thereby, and unanimously recommended that Millennium's stockholders accept the Offer, tender their shares of Millennium common stock pursuant to the Offer and adopt the Merger Agreement.

        During the evening of April 9, 2008, following the meeting of the Millennium Board, representatives of Millennium, Takeda, WilmerHale and EAPD clarified several matters and finalized the Merger Agreement.

        Millennium and Takeda executed the Merger Agreement early in the morning on April 10, 2008 and made a joint public announcement later that morning.

Reasons for the Transaction and Recommendation of the Millennium Board

        In the course of reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, the Millennium Board consulted with senior management and Millennium's financial and legal advisors and considered a number of factors, including the following:

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  the value of the consideration to be received by Millennium stockholders pursuant to the Offer and the Merger, including:

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  that $25.00 per share in cash to be paid as the consideration pursuant to the Offer and the Merger represents a 52.9% premium to $16.35, the closing price of Millennium common stock on April 9, 2008, the last full trading day prior to the announcement of the transaction, a 68.2% premium to $14.86, the average closing price of Millennium common stock for the 30 calendar day period prior to announcement of the transaction, a 71.2% premium to $14.61, the average closing price of Millennium common stock for the 90 calendar day period prior to announcement of the transaction, and a 76.4% premium to $14.17, the closing price of Millennium common stock on March 20, 2008, the date Takeda increased its proposed acquisition price to $25.00 per share in cash; and

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  that Millennium stockholders will be entitled to receive the consideration in cash, which provides certainty of value to Millennium's stockholders;

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  its view as to the likely interest of third parties to enter into strategic relationships with Millennium or to acquire Millennium on terms more favorable than those offered by Takeda;

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  its belief that the Merger was more favorable to Millennium stockholders than any other alternative reasonably available to Millennium and its stockholders, including the alternative of remaining a stand-alone, independent company;

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  historical and current information concerning Millennium's business, including Millennium's financial performance and condition, operations, management and competitive position, current industry and economic and market conditions, and Millennium's prospects if it were to remain a stand-alone, independent company;

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  the estimates of Millennium's future financial performance prepared by management, as described below under the caption "Financial Projections;"

  •
  the financial analyses presented by Goldman Sachs, including the opinion of Goldman Sachs to the Millennium Board to the effect that, as of the date thereof and based upon and subject to the factors and assumptions set forth therein, the consideration of $25.00 per share of Millennium common stock in cash to be received by holders of such shares in the Offer and the Merger was fair, from a financial point of view to such holders;

  •
  current financial market conditions, and historical market prices, volatility and trading information with respect to Millennium's common stock, including the possibility that if Millennium remained as a stand-alone, independent company, in the event of a decline in the market price of its common stock or the stock market in general, the price that might be received by holders of Millennium common stock in the open market or in a future transaction might be less than the $25.00 per share cash price to be paid pursuant to the Offer and the Merger;

  •
  the terms and conditions of the Merger Agreement, including:

  •
  the provision for a two-step transaction structure, with the Offer followed by the Merger, which may shorten the time to closing as compared to alternative structures;

    •
    the conditions to the closing of the Offer and the Merger and the likelihood of their being satisfied, including the absence of any financing or Takeda stockholder approval condition to Takeda's obligation to complete the Offer;

    •
    the ability of the Millennium Board, under specified circumstances, to furnish information to and engage in discussions and negotiations with third parties concerning a takeover proposal that constitutes or is reasonably likely to lead to a superior acquisition proposal and, upon the payment to Takeda of a termination fee of $247,300,000, to terminate the Merger Agreement to accept a superior acquisition proposal; and

    •
    the Millennium Board's belief that the termination fee of $247,300,000 payable to Takeda in the circumstances set forth in the Merger Agreement was reasonable in the context of termination fees that were payable in other comparable transactions and would not be likely to preclude or unreasonably deter another party from making a superior acquisition proposal;

  •
  that under Delaware law, Millennium stockholders who do not tender their shares in the Offer, do not vote in favor of the Merger and comply with other specified statutory procedures have the right to demand an appraisal of the fair value for their shares by the Delaware Court of Chancery in connection with the Merger and to be paid such fair value in cash;

  •
  its view of Takeda's ability to fund the consideration payable pursuant to the Offer and the Merger; and

  •
  its view of the fiduciary duties and responsibilities of the Millennium Board under applicable law.

        In the course of its deliberations, the Millennium Board also considered a variety of risks and other countervailing factors with respect to the Offer and the Merger, including:

  •
  the risk that the Offer and the Merger might not be completed due to failure to satisfy the closing conditions, some of which are outside of Millennium's control;

  •
  if the Offer and the Merger are not completed, the potential adverse effect of the public announcement of the acquisition on Millennium's business, including its significant customer, supplier and other key relationships, Millennium's ability to attract and retain key personnel and Millennium's overall competitive position;

  •
  that gains from an all-cash transaction would be taxable to Millennium stockholders for U.S. federal income tax purposes;

  •
  the possibility that another party might have been willing to pay a higher purchase price for Millennium than the $25.00 per share price agreed to by Takeda;

  •
  the restrictions that the Merger Agreement imposes on soliciting competing proposals, and the fact that Millennium would be obligated to pay the termination fee of $247,300,000 to Takeda under specified circumstances;

  •
  the restrictions on the conduct of Millennium's business prior to the completion of the Offer, requiring Millennium to use its reasonable best efforts to conduct its business only in the ordinary course, consistent in all material respects with past practice, subject to specific limitations, which may delay or prevent Millennium from undertaking business opportunities that may arise pending completion of the Offer and the Merger;

  •
  that Millennium will no longer exist as a stand-alone, independent company and that Millennium stockholders will no longer benefit from the future financial performance or any appreciation in the value of Millennium;

  •
  the possibility that, although the Offer and the Merger provide Millennium stockholders the opportunity to realize a premium to the price at which Millennium common stock traded prior to the public announcement of the transaction, the price of Millennium common stock might have increased in the future to a price greater than $25.00 per share;

  •
  that Millennium did not perform a market check prior to entering into the Merger Agreement, although the Millennium Board was satisfied that the terms of the Merger Agreement, including the ability of the Millennium Board, under specified circumstances, to exercise its fiduciary duties to consider unsolicited takeover proposals and the amount of the termination fee payable by Millennium upon termination of the Merger Agreement to accept a superior acquisition proposal, would not be likely to preclude or unreasonably deter another party from making a superior acquisition proposal; and

  •
  the interests of Millennium's executive officers and directors in the transactions contemplated by the Merger Agreement, as described under Item 3, under the heading "Arrangements with Current Executive Officers and Directors of Millennium."

        The foregoing discussion of the factors considered by the Millennium Board is not intended to be exhaustive, but does set forth the principal factors considered by the Millennium Board. The Millennium Board collectively reached the unanimous conclusion to approve the Offer, the Merger and the Merger Agreement in light of the various factors described above and other factors that each member of the Millennium Board deemed relevant. In view of the wide variety of factors considered by the members of the Millennium Board in connection with their evaluation of the Offer and the Merger and the complexity of these matters, the Millennium Board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. The Millennium Board made its decision based on the totality of information presented to and considered by it. In considering the factors discussed above, individual directors may have given different weights to different factors.

        After evaluating the above factors and consulting with its legal counsel and its financial advisors, the Millennium Board unanimously declared the Merger Agreement advisable and fair to and in the best interests of Millennium and its stockholders and unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The Millennium Board unanimously recommends that Millennium stockholders tender their shares to Purchaser in the Offer.

Financial Projections

        Millennium made available to Takeda certain non-public business and financial information about Millennium, including financial projections through the fiscal year ending December 31, 2013 ("fiscal 2013"). These projections included the following estimates of Millennium's future financial performance:

	Projected
	2008	2009	2010	2011	2012	2013
	(unaudited, amounts in millions)
Total revenues	$548	$710	$873	$1,063	$1,293	$1,520
Operating income	53	142	289	453	543	736
Non-GAAP net operating income	87	178	332	333	400	533
GAAP adjustments	(65)	(68)	(69)	(70)	(68)	(68)
GAAP income	22	110	263	263	332	464

        Projected non-GAAP net operating income in the table above excludes restructuring charges, amortization and stock-based compensation.

        Millennium also made available to Goldman Sachs certain non-public business and financial information about Millennium, including financial projections through the fiscal year ending December 31, 2021 ("fiscal 2021"). These projections included the following estimates of Millennium's future financial performance:

	Projected
	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
	(unaudited, amounts in millions)
Total revenues	$548	$710	$871	$1,058	$1,256	$1,430	$1,621	$1,912	$2,308	$2,012	$1,827	$1,880	$1,846	$1,790
Earnings before interest and taxes	52	142	294	465	568	719	861	1,082	1,407	1,116	1,010	1,068	1,004	1,018

        In the case of projections provided to Takeda, the likelihood of each of Millennium's pipeline products, other than MLN0002, reaching the market was probability weighted based on management's views. The projections provided to Takeda assumed that MLN0002 would reach the market in 2012. In the case of projections provided to Goldman Sachs, the likelihood of all of Millennium's pipeline products reaching the market was probability weighted based on management's views.

        Millennium's non-public business and financial information and projections through fiscal 2013 that Millennium provided to Takeda during the course of Takeda's due diligence investigation of Millennium were provided solely in connection with such due diligence investigation and not expressly for inclusion or incorporation by reference in any Offer documents. Millennium provided the projections through fiscal 2021 to Goldman Sachs for its use in the financial analyses conducted by Goldman Sachs. There is no guarantee that any projections will be realized, or that the assumptions on which they are based will prove to be correct.

        Millennium does not as a matter of course make public any projections as to future performance or earnings, other than limited guidance for periods no longer than one year, and the projections set forth above are included in this Schedule 14D-9 only because this information was provided to Takeda and Goldman Sachs. The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles, and Millennium's independent registered public accounting firm has not examined, compiled or otherwise applied procedures to the projections and accordingly assumes no responsibility for them. Millennium's internal financial forecasts, upon which the projections were based in part, are, in general, prepared solely for internal use, such as budgeting and other management decisions, and are subjective in many respects. As a result, these internal financial forecasts are susceptible to interpretations and periodic revision based on actual experience and business developments. The projections reflect numerous assumptions made by the management of Millennium and general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond Millennium's control. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate or that any of the projections will be realized.

        Millennium expects that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections due to numerous risks and uncertainties, including but not limited to the important factors listed under "Item 1A. Risk Factors" in Millennium's Annual Report on Form 10-K for the year ended December 31, 2007. All projections are forward-looking statements, and these and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified in Millennium's Form 10-K.

        The inclusion of the projections herein should not be regarded as an indication that any of Millennium, Goldman Sachs, Takeda or their respective affiliates or representatives considered or consider the projections to be a prediction of actual future events, and the projections should not be relied upon as such. None of Millennium, Goldman Sachs, Takeda or any of their respective affiliates or representatives intends to update or otherwise revise the projections to reflect circumstances existing or arising after the date such projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error.

        Millennium's stockholders are cautioned not to place undue reliance on the projections included in this Schedule 14D-9.

Opinion of Millennium's Financial Advisor

        Goldman Sachs rendered its opinion to the Millennium Board that, as of the date thereof and based upon and subject to the factors and assumptions set forth therein, the $25.00 per share of Millennium common stock in cash to be received by the holders of such shares in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to such holders.

        The full text of the written opinion of Goldman Sachs, dated April 10, 2008, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this Schedule as Annex II. Goldman Sachs provided its opinion for the information and assistance of the Millennium Board in connection with its consideration of the Offer and the Merger. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of shares of Millennium common stock should tender such shares in connection with the Offer or how any holder of shares of Millennium common stock should vote with respect to the Merger or any other matter.

        In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

  •
  the Merger Agreement;

  •
  annual reports to stockholders and Annual Reports on Form 10-K of Millennium for the five years ended December 31, 2007;

  •
  certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Millennium;

  •
  certain other communications from Millennium to its stockholders;

  •
  certain publicly available research analyst reports for Millennium; and

  •
  certain internal financial analyses and forecasts for Millennium prepared by its management and approved for our use by Millennium.

        Goldman Sachs also held discussions with members of the senior management of Millennium regarding their assessment of the past and current business operations, financial condition and future prospects of Millennium. In addition, Goldman Sachs reviewed the reported price and trading activity for the shares of Millennium common stock, compared certain financial and stock market information for Millennium with similar information for certain other companies, the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the biotechnology industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

        For purposes of rendering the opinion described above, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it. In that regard, Goldman Sachs assumed with the Millennium Board's consent that the internal financial analyses and forecasts for Millennium prepared by its management were reasonably prepared and reflected the best currently available estimates and judgments of the management of Millennium. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Millennium or any of its subsidiaries, and Goldman Sachs has not been furnished with any such evaluation or appraisal. Goldman Sachs' opinion does not address any legal, regulatory, tax or accounting matters.

        Goldman Sachs' opinion does not address the underlying business decision of Millennium to engage in the transaction, or the relative merits of the transaction as compared to any strategic alternatives that may be available to Millennium. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of or other business combination with Millennium. Goldman Sachs' opinion addresses only the fairness from a financial point of view, as of the date thereof, of the $25.00 per share of Millennium common stock in cash to be received by the holders of such shares in the Offer and the Merger pursuant to the Merger Agreement. Goldman Sachs does not express any view on, and their opinion does not address, any other term or aspect of the Merger Agreement or transaction, including, without limitation, the fairness of the transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Millennium or Takeda; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Millennium or Takeda, or class of such persons in connection with the transaction, whether relative to the $25.00 per share of Millennium common stock in cash to be received by the holders of such shares pursuant to the Merger Agreement or otherwise. Goldman Sachs' opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of the date thereof, and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs' advisory services and its opinion are provided for the information and assistance of the Millennium Board in connection with its consideration of the transaction and such opinion does not constitute a recommendation as to whether or not any holder of shares of Millennium common stock should tender such shares in connection with the Offer or how any holder of shares of Millennium common stock should vote with respect to the Merger or any other matter. Goldman Sachs' opinion was approved by a fairness committee of Goldman Sachs.

        The following is a summary of the material financial analyses delivered by Goldman Sachs to the Millennium Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs' financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 9, 2008 and is not necessarily indicative of current market conditions.

Historical Stock Trading and Premium Analysis

        Goldman Sachs reviewed the historical trading prices and volumes for Millennium's shares of common stock for the five-year period ended April 9, 2008. In addition, Goldman Sachs analyzed the

$25.00 per share of Millennium common stock in cash to be received by holders of such shares in the Offer and the Merger in relation to the prices of Millennium's shares of common stock on April 9, 2008, share prices on other selected dates and average share prices over selected periods. The following table presents the results of this analysis:

	Spot Share Price	Premium Based on $25.00 Offer
Current Price (as of April 9, 2008)	$16.35	52.9%
Date of Revised $25.00 Offer (March 20, 2008)(1)	14.17	76.4%
Date of Initial Takeda Proposal (January 31, 2008)	15.17	64.8%
1 Week Prior	15.72	59.0%
4 Weeks Prior	12.95	93.1
12 Weeks Prior	15.82	58.0%
1 Year Prior	11.66	114.4%
52-Week High	16.62	50.4%

	Average Share Price
1 Week	$16.19	54.4%
1 Month(2)	14.86	68.2%
3 Months	14.61	71.2%
1 Year	12.35	102.4%
3 Years	10.80	131.5%
5 Years	11.98	108.7%

1.
Takeda's revised offer was received on Monday, March 24, 2008. Since this was a Monday and Friday, March 21, 2008 was a trading holiday, Thursday, March 20, 2008 was the last trading day prior to receiving the offer.

2.
Month is calculated as 30 calendar days, i.e., the average time period represents average trading between March 11, 2008 and April 9, 2008.

Analyst Reports

        Goldman Sachs reviewed and compared the price targets, projected 2008, 2009 and 2010 revenue and adjusted non-GAAP earnings per share ("EPS") of various selected equity research analysts for Millennium common stock. Non-GAAP EPS excludes restructuring charges, amortization and stock-based compensation. The 12 month per share price target of the selected analysts ranged from a low of $9.00 to a high of $20.00 per share. The following table presents the range of selected analyst financial estimates:

	2008E	2009E	2010E
Revenue ($mm)	$540.0–$641.5	$576.9–$753.6	$605.3–$865.3
Adjusted Non-GAAP EPS	$0.27–$0.46	$0.30–$0.82	$0.30–$1.02

Selected Companies Analysis

        Goldman Sachs reviewed and compared certain financial information for Millennium to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the biotechnology industry:

  •
  Actelion Ltd.

  •
  Alexion Pharmaceuticals, Inc.

  •
  Amgen Inc.

  •
  Amylin Pharmaceuticals Inc.

  •
  Biogen Idec Inc.

  •
  BioMarin Pharmaceutical Inc.

  •
  Celgene Corporation

  •
  Cephalon, Inc.

  •
  Elan Corporation, plc

  •
  Genentech, Inc.

  •
  Genzyme Corporation

  •
  Gilead Sciences, Inc.

  •
  ImClone Systems Incorporated

  •
  Onyx Pharmaceuticals, Inc.

  •
  OSI Pharmaceuticals, Inc.

  •
  PDL BioPharma, Inc.

        Although none of the selected companies is directly comparable to Millennium, the companies included were chosen because they were publicly traded companies with operations that for purposes of this analysis may be considered similar to certain operations of Millennium.

        Goldman Sachs also calculated and compared various financial multiples and ratios for Millennium and the selected companies based on share prices as of April 9, 2008 and information it obtained from SEC filings, FactSet (a data source containing historical market prices) and median Institutional Broker Estimation Service, or IBES, estimates. With respect to Millennium and the selected companies, Goldman Sachs calculated the enterprise value, which was the market value of diluted common equity (including the impact of dilution from in-the-money options, in-the-money warrants and in-the-money convertible notes based on the hedge positions) plus the book value of debt less cash and investments, as a multiple of projected 2008 sales. The results of these analyses are summarized as follows:

Selected Companies
Enterprise Value as a multiple of:
	Range	Median	Millennium
2008E Sales	2.6x–18.5x	5.7x	8.5x

        Goldman Sachs also calculated the ratios of price to estimated calendar year 2008 EPS (referred to as P/E ratio), for Millennium and the selected companies. The following table presents the results of this analysis:

Selected Companies
P/E Ratio:
	Range	Median	Millennium
2008E	9.9x–54.5x	19.5x	54.5x

        Goldman Sachs also calculated the ratio of 2008 P/E to IBES estimated long-term growth rate, referred to as PEG, for Millennium and the selected companies. The following table presents the results of this analysis:

Selected Companies
	Range	Median	Millennium
2008E PEG	0.8x–3.2x	1.0x	1.9x

Implied Transaction Multiples

        Goldman Sachs calculated selected implied transaction multiples for Millennium based on the $25.00 to be paid for each share of Millennium common stock in the Offer and the Merger and estimates for Millennium prepared by Millennium's management. Goldman Sachs calculated for Millennium the implied total equity consideration by multiplying $25.00 by the total number of outstanding shares of Millennium common stock on a fully diluted basis (including the impact of dilution from in-the-money options, restricted stock units, in-the-money warrants, in-the-money convertible notes and make-whole adjustments applicable on a change of control). Goldman Sachs then calculated an implied enterprise value based on the implied equity consideration by adding the amount of Millennium's net debt, per Millennium's management as of March 1, 2008, to the implied equity consideration. Goldman Sachs calculated the following transaction multiples implied by the $25.00 to be paid for each share of Millennium common stock:

  •
  the enterprise value as a multiple of sales for 2007 and for estimated 2008, 2009 and 2010; and

  •
  the $25.00 per share price as a multiple of non-GAAP EPS for 2007 and for estimated 2008, 2009 and 2010.

        The following table sets forth the multiples referred to above:

Implied Multiples at $25.00
Enterprise Value/Sales	2007A	15.0x
	2008E	14.5x
	2009E	11.2x
	2010E	9.1x
Price to Earnings Ratio	2007A	92.6x
	2008E	96.7x
	2009E	47.4x
	2010E	25.6x

Discounted Cash Flow Analysis

        Goldman Sachs performed an illustrative discounted cash flow analysis on Millennium using Millennium's management's forecasts. Goldman Sachs calculated indications of present value of free cash flows for Millennium for the years 2008 through 2021 using discount rates ranging from 8.5% to 11.5%. Goldman Sachs then calculated illustrative terminal values in the year 2021 based on an assumed perpetuity growth rate of 2021 unlevered free cash flow ranging from 2.0% to 3.0%. These illustrative terminal values were then discounted to calculate implied indications of present values using discount rates ranging from 8.5% to 11.5%. Goldman Sachs then added the present values of the free cash flows for the years 2008 to 2021 with the present value of the terminal value to arrive at the implied present enterprise value for Millennium. From that Goldman Sachs added the net cash per

Millennium's management's forecasts to arrive at the implied present equity value. The following table presents the results of this analysis:

Illustrative Per Share Value	$15.20–$23.17

        In addition to the analysis above, Goldman Sachs performed an illustrative sensitivity analysis addressing the impact on implied share value of alternative penetration scenarios for VELCADE®. The sensitivities were based on a range of market penetrations in multiple myeloma (from 40% to 65% in illustrative year 2014) and non-Hodgkin's lymphoma (from 3% to 20% in front-line in illustrative year 2014 and 5% to 40% in relapsed in illustrative year 2014). The sensitivities in market penetrations were run at the midpoint of the discounted cash flow assumptions, which were a 2.5% perpetuity growth rate and a 10% discount rate. The following table presents the results of this analysis:

Implied Per Share Value	$17.28–$19.32

Present Value of Future Share Price—P/E

        Goldman Sachs performed an illustrative P/E-based future share price analysis, which was designed to provide an indication of the potential future value of a company's equity as a function of the company's future earnings and its assumed price to forward EPS multiple. Goldman Sachs calculated implied equity values per share of Millennium common stock for 2010 to 2012 by applying price to EPS multiples ranging from 20× to 30× to estimates prepared by Millennium's management's of 2010E to 2012E EPS. In calculating 2010 EPS for this analysis, Goldman Sachs applied Millennium's management's 2011 tax rate to remove any impact from net operating loss carryforwards. Millennium's management's 2011 to 2012 EPS estimates were already fully taxed. Goldman Sachs then calculated the present value of the implied per share equity values using a discount rate of 10% based on estimates relating to Millennium's cost of equity. The following table presents the results of this analysis:

Implied Per Share Value	$10.57–23.78

Present Value of Future Share Price—PEG

        Goldman Sachs performed an illustrative PEG-based future share price analysis, which was designed to provide an indication of the potential future value of a company's equity as a function of the company's future earnings and its assumed price to forward EPS to growth multiple. Goldman Sachs calculated implied equity values per share of Millennium common stock for 2010 to 2012 by applying price to EPS to growth multiples ranging from 1.0× to 1.5× to estimates prepared by Millennium's management of 2010E to 2012E EPS and 2010E to 2012E 5-Year Forward EPS compounded annual growth rates. In calculating 2010 EPS for this analysis, Goldman Sachs applied Millennium's management's 2011 tax rate to remove any impact from net operating loss carryforwards. Millennium's management's 2011 to 2012 EPS estimates were already fully taxed. Goldman Sachs then calculated the present value of the implied per share equity values using a discount rate of 10% based on estimates relating to Millennium's cost of equity. The following table presents the results of this analysis:

Implied Per Share Value	$9.97–$23.20

Sum-of-the-Parts Analysis

        Goldman Sachs performed an illustrative sum-of-the-parts analysis on Millennium's core assets using certain financial forecasts for Millennium prepared by its management and by applying an illustrative discounted cash flow analyses of Millennium's management 2008E to 2021E forecasts of the free cash flows and Millennium's net operating loss carry-forward and then adding the implied per share values resulting from such discounted cash flow analyses to Millennium's net cash per share based on Millennium's management's estimates. Goldman Sachs utilized discount rates ranging from 8.5% to 11.5%. In this analysis, no terminal value was assumed for VELCADE and Integrilin. A (30%) perpetuity growth rate was assumed for MLN0002. Goldman Sachs utilized a range of perpetuity growth rates from 2% to 3% for each of the following components: Other Pipeline and Corporate. The range in values for the Net Operating Loss Carry-Forward is based solely on varying the discount rate from 8.5% to 11.5%. The following table presents the results of this analysis:

Implied Per Share Value
VELCADE	$7.50–$8.75
Integrilin	$0.72–$0.79
MLN0002	$1.11–$1.61
Other Pipeline	$4.06–$9.75
Corporate	$(3.74)–$(5.64)
Net Cash	$3.10
Net Operating Loss Carry-Forward	$1.09–$1.18
Total Equity Value	$13.84–$19.53

        In addition to the analysis above, Goldman Sachs performed an illustrative sensitivity analysis addressing the impact on implied share value of sensitivities for VELCADE. The sensitivities were based on a range of market penetrations in multiple myeloma (from 40% to 65% in illustrative year 2014) and non-Hodgkin's lymphoma from (3% to 20% in front-line in illustrative year 2014 and 5% to 40% in relapsed in illustrative year 2014). The sensitivities in market penetrations were run at a discount rate of 10% (the midpoint of the discount rate assumptions). The following table presents the results of this analysis:

Implied Per Share Value of VELCADE	$7.16–$10.69

Selected Transactions Analysis

        Goldman Sachs analyzed certain information relating to the following selected transactions in the biotechnology industry since February 2003. These transactions (listed by acquirer / target and date of announcement) were:

  •
  Eisai Co., Ltd. / MGI Pharma, Inc. (December 2007)

  •
  Celgene Corporation / Pharmion Corporation (November 2007)

  •
  AstraZeneca PLC / MedImmune, Inc. (April 2007)

  •
  Shire plc / New River Pharmaceuticals Inc. (February 2007)

  •
  Merck & Co., Inc. / Sima Therapeutics, Inc. (October 2006)

  •
  Eli Lilly & Co. / ICOS Corporation (October 2006)

  •
  Gilead Sciences, Inc. / Myogen, Inc. (October 2006)

  •
  Merck KGaA / Serono International S.A. (September 2006)

  •
  AstraZeneca PLC / Cambridge Antibody Technology Group PLC (May 2006)

  •
  Amgen Inc. / Abgenix, Inc. (December 2005)

  •
  Novartis AG / Chiron Corporation (September 2005)

  •
  GlaxoSmithKline plc / ID Biomedical Corporation (September 2005)

  •
  Pfizer Inc. / Vicuron Pharmaceuticals Inc. (June 2005)

  •
  Shire plc / Transkaryotic Therapies, Inc. (April 2005)

  •
  UCB S.A. / Celltech Group plc (May 2004)

  •
  Amgen Inc. / Tularik Inc. (March 2004)

  •
  Genzyme Corporation / ILEX Oncology, Inc. (February 2004)

  •
  Pfizer Inc. / Esperion Therapeutics, Inc. (December 2003)

  •
  IDEC Pharmaceuticals Corp. / Biogen, Inc. (June 2003)

  •
  Johnson & Johnson / Scios Inc. (February 2003)

        For each of the selected transactions, Goldman Sachs calculated the premium represented by the price paid for the target to the closing price per share of the target one day prior to the announcement date, four weeks (calculated as 20 trading days) prior to the announcement date, the average of the closing prices per share of the target one month (calculated as 30 calendar days) prior and three months (calculated as 90 calendar days) prior to the announcement date, and calculated the enterprise consideration as a multiple of sales for the last 12 months ("LTM Sales").

        Goldman Sachs relied on information from public filings, press releases and investor presentations of the target companies and information published by FactSet. The following table presents the results of this analysis:

	Selected Transactions			Implied Premium / Multiple at $25.00
	Range	Mean	Median
Premium to 1 day prior price	2%–100%	40%	34%	52.9%
Premium to 4 week prior price	10%–136%	47%	43%	93.1%
Premium to 1 month prior average	2%–106%	43%	36%	68.2%
Premium to 3 month prior average	16%–134%	51%	47%	71.2%
Enterprise Consideration/LTM Sales	2.7x–31.9x	13.5x	10.2x	15.0x

        The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison was directly comparable to Millennium or the contemplated Offer and Merger.

        Goldman Sachs prepared these analyses for purposes of Goldman Sachs' providing its opinion to the Millennium Board as to the fairness from a financial point of view to the holders of shares of Millennium common stock of the $25.00 per share in cash to be received by such holders in the Offer and the Merger. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Millennium, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

        The $25.00 per share of Millennium common stock in cash to be paid in the Offer and the Merger was determined through arms'-length negotiations between Millennium and Takeda and was approved by the Millennium Board. Goldman Sachs provided advice to Millennium during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Millennium or the Millennium Board or that any specific amount of consideration constituted the only appropriate consideration for the Offer or the Merger.

        As described above, Goldman Sachs' opinion to the Millennium Board was one of many factors taken into consideration by the Millennium Board in making its determination to approve the Merger Agreement, the Offer and the Merger. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex II.

        Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of Millennium, Takeda and any of their respective affiliates or any currency or commodity that may be involved in the transaction contemplated by the Merger Agreement for their own account and for the accounts of their customers. Goldman Sachs has acted as financial advisor to Millennium in connection with, and has participated in certain of the negotiations leading to, the transaction. Goldman Sachs expects to receive fees for its services in connection with the transaction, all of which are contingent upon consummation of the Offer, and Millennium has agreed to reimburse Goldman Sachs' expenses and indemnify Goldman Sachs against certain liabilities arising out of its engagement. In addition, Goldman Sachs has provided certain investment banking and other financial services to Millennium, Takeda and their respective affiliates from time to time. Goldman Sachs also may provide investment banking and other financial services to Millennium, Takeda and their respective affiliates in the future. In connection with the above-described services Goldman Sachs has received, and may receive, compensation.

        The Millennium Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and the Merger. Pursuant to a letter agreement, dated February 20, 2008, Millennium engaged Goldman Sachs to act as its financial advisor in connection with the contemplated Offer and Merger. Pursuant to the terms of this engagement letter, Millennium has agreed to pay Goldman Sachs a transaction fee of approximately $31 million, all of which is payable upon consummation of the Offer. In addition, Millennium has agreed to reimburse Goldman Sachs for its expenses, including attorneys' fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Item 5.    Persons/Assets, Retained, Employed, Compensated or Used.

        Information pertaining to the retention of Goldman Sachs in Item 4, under the heading "Opinion of Millennium's Financial Advisor," is incorporated herein by reference.

        Except as described above, neither Millennium nor any other person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to Millennium's stockholders on its behalf in connection with the Offer or the other transactions contemplated by the Merger Agreement.

Item 6.    Interest in Securities of the Subject Company.

        Other than as set forth below, no transaction in Millennium common stock has been effected during the past 60 days by Millennium or any subsidiary of Millennium or, to the knowledge of Millennium, by any executive officer, director or affiliate of Millennium.

Identity of Person	Date of Transaction	Number of Shares	Price per Share	Nature of Transaction
Christophe Bianchi	2/14/2008	100,730	$—	Restricted stock award
Christophe Bianchi	2/14/2008	129,500	13.90	Stock option grant
Christophe Bianchi	2/29/2008	3,957	13.6752	Open market sale pursuant to a Rule 10b5-1 Trading Plan
Christophe Bianchi	2/29/2008	1,073	13.6717	Open market sale pursuant to a Rule 10b5-1 Trading Plan
Christophe Bianchi	2/29/2008	1,073	13.6735	Open market sale pursuant to a Rule 10b5-1 Trading Plan
Christophe Bianchi	2/29/2008	3,217	13.6734	Open market sale pursuant to a Rule 10b5-1 Trading Plan
Joseph B. Bolen	2/14/2008	29,500	—	Restricted stock award
Joseph B. Bolen	2/14/2008	132,740	13.90	Stock option grant
Joseph B. Bolen	2/29/2008	1,802	13.6757	Open market sale pursuant to a Rule 10b5-1 Trading Plan
Joseph B. Bolen	3/5/2008	5,606	13.5496	Open market sale pursuant to a Rule 10b5-1 Trading Plan
Deborah Dunsire	2/14/2008	143,890	—	Restricted stock award
Deborah Dunsire	2/14/2008	647,490	13.90	Stock option grant
Deborah Dunsire	2/29/2008	12,542	13.6691	Open market sale pursuant to a Rule 10b5-1 Trading Plan
Deborah Dunsire	2/29/2008	11,278	13.6746	Open market sale pursuant to a Rule 10b5-1 Trading Plan
Deborah Dunsire	3/7/2008	14,096	13.3397	Open market sale pursuant to a Rule 10b5-1 Trading Plan
Marsha H. Fanucci	2/14/2008	53,200	—	Restricted stock award
Marsha H. Fanucci	2/14/2008	68,395	13.90	Stock option grant
Marsha H. Fanucci	2/29/2008	5,480	13.6752	Open market sale pursuant to a Rule 10b5-1 Trading Plan
Marsha H. Fanucci	3/7/2008	5,989	13.3397	Open market sale pursuant to a Rule 10b5-1 Trading Plan
Marsha H. Fanucci	3/11/2008	4,429	12.82	Open market sale pursuant to a Rule 10b5-1 Trading Plan
Stephen M. Gansler	2/14/2008	43,040	—	Restricted stock award

Stephen M. Gansler	2/14/2008	105,625	13.90	Stock option grant
Stephen M. Gansler	2/25/2008	1,650	13.33	Open market sale pursuant to a Rule 10b5-1 Trading Plan
Stephen M. Gansler	2/29/2008	3,166	13.6752	Open market sale pursuant to a Rule 10b5-1 Trading Plan
Stephen M. Gansler	2/29/2008	1,502	13.6722	Open market sale pursuant to a Rule 10b5-1 Trading Plan
Stephen M. Gansler	2/29/2008	1,126	13.6721	Open market sale pursuant to a Rule 10b5-1 Trading Plan
Laurie B. Keating	2/14/2008	30,220	—	Restricted stock award
Laurie B. Keating	2/14/2008	135,980	13.90	Stock option grant
Laurie B. Keating	2/29/2008	815	13.6756	Open market sale pursuant to a Rule 10b5-1 Trading Plan
Laurie B. Keating	2/29/2008	815	13.6738	Open market sale pursuant to a Rule 10b5-1 Trading Plan
Laurie B. Keating	2/29/2008	2,445	13.6752	Open market sale pursuant to a Rule 10b5-1 Trading Plan
Laurie B. Keating	3/3/2008	6,240	13.99	Open market sale pursuant to a Rule 10b5-1 Trading Plan
Laurie B. Keating	3/7/2008	3,216	13.3397	Open market sale pursuant to a Rule 10b5-1 Trading Plan
Laurie B. Keating	3/11/2008	6,784	12.82	Open market sale pursuant to a Rule 10b5-1 Trading Plan
Anna Protopapas	2/14/2008	54,145	—	Restricted stock award
Anna Protopapas	2/14/2008	69,605	13.90	Stock option grant
Anna Protopapas	2/19/2008	3,561	8.125	Exercise of stock option pursuant to a Rule 10b5-1 Trading Plan
Anna Protopapas	2/19/2008	3,561	14.03	Open market sale pursuant to a Rule 10b5-1 Trading Plan
Anna Protopapas	2/29/2008	858	13.6745	Open market sale pursuant to a Rule 10b5-1 Trading Plan
Anna Protopapas	2/29/2008	3,431	13.6739	Open market sale pursuant to a Rule 10b5-1 Trading Plan
Anna Protopapas	3/7/2008	2,010	13.3397	Open market sale pursuant to a Rule 10b5-1 Trading Plan
Nancy Simonian	2/14/2008	30,940	—	Restricted stock award
Nancy Simonian	2/14/2008	139,210	13.90	Stock option grant

Nancy Simonian	2/29/2008	1,850	13.6753	Open market sale pursuant to a Rule 10b5-1 Trading Plan
Nancy Simonian	3/3/2008	3,150	13.99	Open market sale pursuant to a Rule 10b5-1 Trading Plan
Nancy Simonian	3/5/2008	5,813	13.5496	Open market sale pursuant to a Rule 10b5-1 Trading Plan
Nancy Simonian	3/6/2008	11,729	13.25	Open market sale pursuant to a Rule 10b5-1 Trading Plan
Peter F. Smith	2/14/2008	43,535	—	Restricted stock award
Peter F. Smith	2/14/2008	106,840	13.90	Stock option grant
Peter F. Smith	3/5/2008	5,773	13.5496	Open market sale pursuant to a Rule 10b5-1 Trading Plan

        From time to time during the 60 days prior to the date of this Schedule and in the ordinary course, Millennium issued:

  •
  an aggregate of 261,336 shares of common stock to holders of options to purchase common stock upon the exercise of such options by the holders thereof, with exercise prices ranging from $0.650 to $15.92 per share and a weighted average exercise price of $9.69 per share;

  •
  an aggregate of 1,700,312 shares of restricted stock under Millennium's 2007 Incentive Plan; and

  •
  options to purchase 2,544,345 shares of Millennium common stock under Millennium's 2007 Incentive Plan.

        On March 12, 2008, Millennium issued 6,555 shares of common stock to Fidelity Management Trust Company in connection with Millennium's 401(k) plan.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Except as set forth in this Schedule, Millennium is not undertaking or engaged in any negotiations in response to the Offer that relate to:

  •
  a tender offer or other acquisition of Millennium's securities by Millennium, any of its subsidiaries or any other person;

  •
  an extraordinary transaction, such as a merger, reorganization or liquidation, involving Millennium or any of its subsidiaries;

  •
  a purchase, sale or transfer of a material amount of assets of Millennium or any of its subsidiaries; or

  •
  a material change in the present dividend rate or policy, or indebtedness or capitalization of Millennium.

        Except as set forth in this Schedule, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

Item 8.    Additional Information.

Information Statement

        The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Millennium Board, other than at a meeting of Millennium's stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

Top-Up Option

        Subject to the terms and conditions of the Merger Agreement, Millennium has granted Purchaser an option to purchase from Millennium, for a purchase price per share equal to the Offer Price, an additional number of shares of Millennium common stock such that immediately after the issuance of those additional shares Purchaser will own one share more than 90% of the outstanding shares of Millennium common stock (the "Top-Up Option"). The Top-Up Option may be exercised at or after the time Purchaser accepts for payment, and pays for, at least a majority of Millennium's common stock outstanding on a fully diluted basis pursuant to the Offer and the expiration of any subsequent offering period, if applicable, and prior to the fifth business day after the later of the expiration of the Offer and the expiration of any subsequent offer period. The Top-Up Option may not be exercised to the extent the number of shares of common stock issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued shares of Millennium common stock.

Vote Required to Approve the Merger and DGCL Section 253

        The Millennium Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, including the issuance by the Company of shares of Millennium common stock upon the exercise by Purchaser of the Top-Up Option, at least 90% of the outstanding shares of Millennium common stock, Purchaser will be able to effect a short-form merger under the DGCL, which means that the Purchaser may effect the Merger without any further action by or vote of the Company's stockholders. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of Millennium common stock, the affirmative vote of the holders of a majority of the outstanding shares of Millennium common stock will be required under the DGCL to effect the Merger.

State Takeover Laws

        Millennium is incorporated under the laws of the State of Delaware and subject to Section 203 of the DGCL. In general, Section 203 prevents an "interested stockholder" from engaging in a "business combination" with a Delaware corporation for a period of three years following the time such person became an interested stockholder, unless, among other exceptions, the "business combination" is approved by the board of directors of such corporation in a prescribed manner prior to such time or the "interested stockholder" acquires at least 85% of such corporation's outstanding voting stock in the transaction in which it became an interested stockholder. A "business combination" includes, among other things, a merger or consolidation involving the corporation and the "interested stockholder" and the sale of more than 10% of the assets of the corporation. In general, an "interested stockholder" is any entity or person beneficially owning 15% or more of a corporation's outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

        In accordance with the provisions of Section 203, the Millennium Board has approved the Merger Agreement and the transactions contemplated thereby and has taken all appropriate action so that the restrictions on business combinations set forth in Section 203, with respect to Millennium, will not be applicable to Takeda by virtue of such actions.

Antitrust

Antitrust in the United States

        Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the related rules and regulations that have been issued by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the

Department of Justice (the "Antitrust Division") and specified waiting period requirements have been satisfied. These requirements apply to Purchaser's acquisition of Millennium common stock in the Offer and the Merger.

        Under the HSR Act, the purchase of Millennium common stock in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Takeda of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request for additional information or documentary material prior to that time. Millennium and Takeda filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with Purchaser's purchase of Millennium common stock in the Offer and the Merger on April 21, 2008, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on May 6, 2008, the first business day after the 15th calendar day following the filing, unless earlier terminated by the FTC and the Antitrust Division or Takeda receives a request for additional information or documentary material prior to that time. If, before the end of the 15 calendar day waiting period, either the FTC or the Antitrust Division issues a request for additional information or documentary material from Takeda, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten calendar days following the date of Takeda's substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order or with Takeda's consent. The FTC or the Antitrust Division may terminate the additional ten calendar day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time.

        At any time before or after the purchase of Millennium common stock by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Millennium common stock in the Offer and the Merger, the divestiture of Millennium common stock purchased in the Offer or the divestiture of substantial assets of Purchaser, Millennium or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general and foreign antitrust regulators may also bring legal actions under the antitrust laws under certain circumstances.

Other Foreign Competition Law Filings

        Millennium's products are also offered in a number of foreign countries. In connection with the purchase of Millennium common stock pursuant to the Offer, the laws of certain of these foreign countries may require the filing of information with, or the obtaining of the approval of, governmental authorities therein. After commencement of the Offer, Takeda and Millennium will seek further information regarding the applicability of any such laws and currently intend to take such action as they may require, but no assurance can be given that such approvals will be obtained. The Offer is conditioned upon obtaining any approvals or clearances applicable to the Offer or the consummation of the Merger under the antitrust laws of the Federal Republic of Germany and the Republic of Austria. Promptly following commencement of the Offer, Takeda intends to submit formal notifications to the Federal Cartel Office in Germany ("FCO;" Bundeskartellamt), pursuant to Chapter VII of the Act against Restrictions of Competition of 1957, as amended ("ARC;" Gesetz gegen Wettbewerbsbeschränkungen), and to the Federal Competition Authority in Austria ("FCA;" Bundeswettbewerbsbehörde), pursuant to part 1, chapter 3 of the Austrian Cartel Act 2005 ("ACA;" Kartellgesetz 2005). Under the ARC, the purchase of Millennium common stock in the Offer may not be completed until one month following the submission of the notification to the FCO. If, before the end of the one-month period, the FCO decides to commence a second-stage investigation into the Offer, the waiting period will be extended to a date four months after the original submission. If the

FCO determines that there are no substantive competition problems associated with the Offer, the FCO may grant the parties clearance to conclude the Offer before the end of the initial one-month waiting period. Under the ACA, the purchase of Millennium common stock in the Offer may not be completed until four weeks following the submission of notification to the FCA. If, before the end of the four-week period, either the FCA or the Federal Cartel Prosecutor ("FCP;" Bundeskartellanwalt) formally apply for the initiation of phase II proceedings for further investigation into the Offer, the waiting period will be extended to a date five months after the date on which the Austrian Cartel Court ("Kartellgericht") received such application by the FCA or FCP, that is, no later than a date six months after the original submission. Additional extensions of the waiting periods in Germany and Austria can be imposed only with the consent of the parties.

        Takeda and Millennium may not conclude the Offer before expiration of the relevant waiting periods in both Austria and Germany, unless clearance is granted by the authorities in these jurisdictions before that date.

The Rights Agreement Amendment

        In connection with and prior to the execution and delivery of the Merger Agreement, Millennium amended the Rights Agreement, in order to make various provisions of the Rights Agreement inapplicable to the Merger Agreement and the transactions contemplated thereby, including the execution and delivery of the Merger Agreement or any amendment thereto.

        The summary of Amendment No. 1 to the Rights Agreement contained herein is qualified by reference to Amendment No. 1 to the Rights Agreement, which is filed herewith as Exhibit (e)(35) and is incorporated herein by reference.

Appraisal Rights

        No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, persons who are then stockholders of the Company will have certain rights under Section 262 of the DGCL to demand appraisal of, and payment in cash of the fair value of, their shares of Millennium common stock. Such rights, if the statutory procedures were complied with, will lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting stockholders for their shares of Millennium common stock. The value so determined could be more or less than or the same as the Offer Price or the consideration per share of Millennium common stock to be paid pursuant to the Merger. Stockholders should be aware that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a transaction are not opinions as to fair value under Section 262 of the DGCL.

        The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the Merger is consummated. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto. Stockholders who sell shares of Millennium common stock in the Offer will not be entitled to exercise appraisal rights with respect to such shares.

Item 9.    Exhibits.

Exhibit No.	Description
(a)(1)
Offer to Purchase dated April 11, 2008 (incorporated herein by reference to Exhibit (a)(1)(A) to Purchaser's Tender Offer Statement on Schedule TO, filed by Purchaser, Takeda America and Takeda with respect to Millennium on April 11, 2008).
(a)(2)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(3)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(7)	Form of Summary Advertisement as published on April 11, 2008 in The Wall Street Journal (incorporated herein by reference to Exhibit (a)(1)(G) to the Schedule TO).
(a)(8)
Joint Press Release, dated April 10, 2008, issued by TPC and Millennium (incorporated herein by reference to the Joint Press Release filed under the cover of Schedule 14D-9 by Millennium on April 10, 2008).
(a)(9)	Letter to Stockholders of Millennium, dated April 11, 2008.*
(a)(10)	Information Statement Pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (incorporated herein by reference to Annex I hereto).
(e)(1)	Agreement and Plan of Merger, dated as of April 10, 2008, by and among Takeda America, Purchaser and Millennium.**
(e)(2)	Tender and Support Agreement, dated as of April 10, 2008, by and between Takeda and the individuals listed on the signature pages thereto.**
(e)(3)
Form of Indemnification Agreement entered into with certain executive officers of Millennium, together with a schedule of parties thereto (incorporated herein by reference to Exhibit 10.58 to the Form 10-K filed by Millennium with the SEC on February 29, 2008).
(e)(4)	Agreement dated August 6, 2004 between Millennium and Marsha H. Fanucci (incorporated herein by reference to Exhibit 10.1 to the Form 10-Q filed by Millennium with the SEC on November 9, 2004).
(e)(5)
Offer letter agreement dated September 28, 2004 between Millennium and Laurie B. Keating (incorporated herein by reference to Exhibit 10.3 to the Form 10-Q filed by Millennium with the SEC on November 9, 2004).
(e)(6)
Offer letter agreement dated June 23, 2005 between Millennium and Deborah Dunsire (incorporated herein by reference to Exhibit 10.1 to the Form 10-Q filed by Millennium with the SEC on August 8, 2005).

(e)(7)
Offer letter agreement dated January 23, 2006 between Millennium and Christophe Bianchi (incorporated herein by reference to Exhibit 10.53 to the Form 10-K filed by Millennium with the SEC on March 8, 2006).
(e)(8)
Offer letter agreement dated February 6, 2006 between Millennium and Stephen M. Gansler (incorporated herein by reference to Exhibit 10.54 to the Form 10-K filed by Millennium with the SEC on March 8, 2006).
(e)(9)
Offer letter agreement dated September 30, 1997 between Millennium and Anna Protopapas (incorporated herein by reference to Exhibit 10.54 to the Form 10-K filed by Millennium with the SEC on February 29, 2008).
(e)(10)
Offer letter agreement dated June 11, 1999 between Millennium and Joseph B. Bolen (incorporated herein by reference to Exhibit 10.55 to the Form 10-K filed by Millennium with the SEC on February 29, 2008).
(e)(11)
Offer letter agreement dated August 29, 2001 between Millennium and Nancy Simonian (incorporated herein by reference to Exhibit 10.56 to the Form 10-K filed by Millennium with the SEC on February 29, 2008).
(e)(12)
Offer letter agreement dated February 28, 2001 between Millennium and Peter F. Smith (incorporated herein by reference to Exhibit 10.57 to the Form 10-K filed by Millennium with the SEC on February 29, 2008).
(e)(13)
Form of agreement entered into with certain executive officers of Millennium, together with a schedule of the parties thereto (incorporated by reference to Exhibit 10.2 to the Form 10-Q filed by Millennium with the SEC on August 8, 2007).
(e)(14)	Key Employee Change in Control Severance Plan (incorporated herein by reference to Exhibit 10.26 to the Form 10-K filed by Millennium with the SEC on March 8, 2006).
(e)(15)	Amendment to Letter Agreement, dated April 10, 2008, between Millennium and Marsha Fanucci.**
(e)(16)	Amendment to Letter Agreement, dated April 10, 2008, between Millennium and Laurie Keating.**
(e)(17)	Amendment to Letter Agreement, dated April 10, 2008, between Millennium and Deborah Dunsire.**
(e)(18)	Amendment to Letter Agreement, dated April 10, 2008, between Millennium and Christophe Bianchi.**
(e)(19)	Amendment to Letter Agreement, dated April 10, 2008, between Millennium and Stephen M. Gansler.**
(e)(20)	Amendment to Letter Agreement, dated April 10, 2008, between Millennium and Anna Protopapas.**
(e)(21)	Amendment to Letter Agreement, dated April 10, 2008, between Millennium and Joseph Bolen.**
(e)(22)	Amendment to Letter Agreement, dated April 10, 2008, between Millennium and Nancy Simonian.**
(e)(23)	Amendment to Letter Agreement, dated April 10, 2008, between Millennium and Peter Smith.**

(e)(24)	2007 Incentive Plan (incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed by Millennium with the SEC on May 10, 2007).
(e)(25)
2003 Employee Stock Purchase Plan for Non-U.S. Subsidiaries and Affiliated Entities, as amended (incorporated herein by reference to Exhibit 10.5 to the Form 10-Q filed by Millennium with the SEC on November 8, 2005).
(e)(26)	2000 Stock Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.14 to the Form 10-K filed by Millennium with the SEC on March 7, 2003).
(e)(27)	1997 Equity Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.15 to the Form 10-K filed by Millennium with the SEC on March 7, 2003).
(e)(28)	1996 Equity Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.16 to the Form 10-K filed by Millennium with the SEC on March 7, 2003).
(e)(29)	1996 Employee Stock Purchase Plan, as amended (incorporated herein by reference to Exhibit 10.2 to the Form 10-Q filed by Millennium with the SEC on August 4, 2006).
(e)(30)	1993 Incentive Stock Plan, as amended (incorporated herein by reference to Exhibit 10.20 to the Form 10-K filed by Millennium with the SEC on March 7, 2003).
(e)(31)
1991 Equity Incentive Plan, as amended, assumed by Millennium as successor to COR Therapeutics, Inc. (incorporated herein by reference to Exhibit 10.2 to the Form 10-Q filed by Millennium with the SEC on May 9, 2001).
(e)(32)
1997 Equity Incentive Plan, as amended, assumed by Millennium as successor to Millennium BioTherapeutics, Inc. (incorporated herein by reference to Exhibit 10.23 to the Form 10-K filed by Millennium with the SEC on March 7, 2003).
(e)(33)
1997 Equity Incentive Plan, as amended, assumed by Millennium as successor to Millennium Predictive Medicine, Inc. (incorporated herein by reference to Exhibit 10.24 to the Form 10-K filed by Millennium with the SEC on March 7, 2003).
(e)(34)	Confidentiality Agreement, dated as of February 20, 2008, by and between TPC and Millennium (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO).
(e)(35)
Amendment No. 1, dated April 9, 2008, to Rights Agreement dated April 5, 2001 by and between Millennium and Computershare Limited Trust Company, N.A. (as successor to State Street Bank and Trust Company, N.A) (incorporated herein by reference to Exhibit 4.1 to the Form 8-K filed by Millennium with the SEC on April 10, 2008).
(e)(36)	Opinion of Goldman Sachs to the Board of Directors of Millennium, dated April 10, 2008 (included as Annex II hereto).*
(g)	None.

*
Filed herewith and included in the copy of the Schedule 14D-9 mailed to Millennium's stockholders.

**
Filed herewith.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	By:	/s/ DEBORAH DUNSIRE, M.D. Name: Deborah Dunsire, M.D. Title: President and Chief Executive Officer
Date: April 11, 2008

ANNEX I

MILLENNIUM PHARMACEUTICALS, INC.
40 LANDSDOWNE STREET
CAMBRIDGE, MASSACHUSETTS 02139

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

        This Information Statement is being mailed on or about April 11, 2008 to holders of record of common stock, par value $0.001 per share, of Millennium Pharmaceuticals, Inc., a Delaware corporation ("Millennium"), as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Millennium with respect to the tender offer (the "Offer") by Mahogany Acquisition Corp., a Delaware corporation ("Purchaser"), and wholly-owned subsidiary of Takeda America Holdings, Inc., a New York corporation ("Takeda America"), and wholly-owned subsidiary of Takeda Pharmaceutical Company Limited, a corporation organized under the laws of Japan ("TPC"), for all of the issued and outstanding shares of Millennium common stock. Unless the context indicates otherwise, in this Information Statement, we use the terms "us," "we" and "our" to refer to Millennium, and we use the term "Takeda" to refer to Purchaser, Takeda America and TPC, collectively. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to at least a majority of the seats on the Board of Directors of Millennium (the "Millennium Board"). This designation is to be made pursuant to an Agreement and Plan of Merger, dated as of April 10, 2008, as such may be amended from time to time (the "Merger Agreement"), by and among Takeda America, Purchaser and Millennium.

        Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on April 11, 2008, to purchase all of the issued and outstanding shares of Millennium common stock at a purchase price per share of $25.00, net to the holder thereof in cash, without interest thereon, subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 11, 2008 (as amended or supplemented from time to time, the "Offer to Purchase") and the related Letter of Transmittal (the Offer reflected by such Offer to Purchase and Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the "Offer"). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 a.m., New York time, on May 8, 2008, at which time if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all shares of Millennium common stock validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed with the Schedule 14D-9 to stockholders of Millennium and are filed as exhibits to the Schedule 14D-9 filed by Millennium with the Securities and Exchange Commission (the "SEC") on April 11, 2008.

        The Merger Agreement provides that promptly upon the acceptance for payment of, and payment by Purchaser for, shares of Millennium common stock pursuant to the Offer representing at least a majority of Millennium's common stock outstanding on a fully diluted basis, and as long as Takeda America directly or indirectly beneficially owns not less than a majority of the issued and outstanding shares of Millennium common stock, Purchaser shall be entitled to designate such number of members of the Millennium Board as will give Purchaser, subject to compliance with applicable law, representation on the Millennium Board equal to that number of directors, rounded up to the next whole number, that is the product of (i) the total number of directors on the Millennium Board (giving effect to the directors elected pursuant to this sentence) multiplied by (ii) the percentage that the number of shares of Millennium common stock owned by Purchaser or any subsidiary of Takeda America bears to the total number of outstanding shares of Millennium common stock. As a result,

Takeda will have the ability to designate a majority of the Millennium Board following consummation of the Offer.

        This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder in connection with the appointment of Purchaser's designees to the Millennium Board. You are urged to read this Information Statement carefully. You are not, however, required to take any action. The information contained in this Information Statement, including information incorporated herein by reference, concerning Takeda and Purchaser's designees has been furnished to Millennium by Takeda, and Millennium assumes no responsibility for the accuracy or completeness of such information.

TAKEDA DESIGNEES

        Takeda has informed Millennium that Purchaser will choose its designees for the Millennium Board from the list of persons set forth below. In the event that additional designees of Purchaser are required in order to constitute a majority of the Millennium Board, such additional designees will be selected by Purchaser from among the executive officers and directors of Takeda listed in Schedule I of the Offer to Purchase, which is incorporated herein by reference. The following table, prepared from information furnished to Millennium by Takeda, sets forth, with respect to each individual who may be designated by Purchaser as one of its designees, the name, age of the individual as of April 11, 2008, present principal occupation and employment history during the past five years. Takeda has informed Millennium that each such individual is a Japanese citizen and has consented to act as a director of Millennium if so appointed or elected. Unless otherwise indicated below, the business address of each such person is c/o Takeda at Takeda Pharmaceutical Company Limited, 1-1, Doshomachi 4-chome, Chuo-ku, Osaka 540-8645 JAPAN.

        Takeda has informed Millennium that none of the individuals listed below has, during the past five years, (i) been convicted in a criminal proceeding, (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) filed a petition under Federal bankruptcy laws or any state insolvency laws or has had a receiver appointed to the person's property or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice.

Name	Age	Current Principal Occupation and Employment History
Makoto Yamaoka	62	Senior Managing Director of TPC since June 2006. Mr. Yamaoka joined the Board of Directors of TPC June 2002, serving as Managing Director (June 2004–June 2006), and Senior Managing Director (June 2006–present). Mr. Yamaoka also previously served as an officer of TPC, as General Manager, Pharmaceutical Marketing Division (November 2000–April 2007) and General Manager Corporate Strategy & Planning Department (April 2007–April 2008). Mr. Yamaoka has held a variety of positions with TPC since 1969.
Kiyoshi Kitazawa, Ph.D.	66
		Managing Director of TPC since June 2006. Dr. Kitazawa joined the Board of Directors of TPC June 2002, and served as General Manager Strategic Product Planning Department (April 2001–October 2002; June 2006–April 2008) and General Manager, Pharmaceutical Development Division (October 2002–June 2006). Dr. Kitazawa has held a variety of positions with TPC since 1971.

Shigenori Ohkawa, Ph.D.	53
		General Manager Pharmaceutical Research Division of TPC since October 2005. Mr. Ohkawa also served TPC as Research Manager and General Research Manager of Medical Chemistry Research Laboratories, Pharmaceutical Research Division (October 2002–October 2005). Mr. Ohkawa's business address is c/o Takeda at 17-85, Jusohonmachi 2-chome, Yodogawa-ku, Osaka 532-8686, JAPAN.
Masumitsu Inoue	47
		General Manager, Corporate Strategy and Planning Department of TPC since April 2008. Mr. Inoue also served TPC as Manager (Tax), Finance and Accounting Department (April 2002–June 2003), Senior Manager (Accounting), Finance and Accounting Department (June 2003–May 2006), Senior Manager (Corporate Business Planning), Corporate Strategy Planning Department (May 2006–April 2008). Mr. Inoue's business address is c/o Takeda at 12-10, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-8668, JAPAN.
Masato Iwasaki	49
		General Manager, Strategic Product Planning Department of TPC since April 2008. Mr. Iwasaki also served TPC, as Group Manager, Marketing Department (Diabetes), Pharmaceutical Marketing Division (October 2002–November 2003), Manager Strategic Product Planning Department (November 2003–December 2003) and Category I Leader, Strategic Product Planning Department (December 2003–April 2008).

        Takeda has advised Millennium that none of the designees listed above is currently a director of, or holds any position with, Millennium. Takeda has advised Millennium that none of the designees listed above or any of his or her affiliates (i) has a familial relationship with any director or executive officer of Millennium or (ii) has been involved in any transactions with Millennium or any of its directors, officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein.

CERTAIN INFORMATION CONCERNING MILLENNIUM

        The authorized capital stock of Millennium consists of 500,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. As of April 7, 2008, there were 326,704,024 shares of Millennium common stock issued and outstanding and there were no shares of preferred stock issued or outstanding.

        The common stock is the only class of voting securities of Millennium outstanding that is entitled to vote at a meeting of stockholders of Millennium. Each share of Millennium common stock entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

Beneficial Ownership of Millennium Common Stock

Ownership By Management

        The following table shows certain information about the beneficial ownership of Millennium common stock, as of March 25, 2008, by:

  •
  each of our current directors;

  •
  our Chief Executive Officer;

  •
  our Chief Financial Officer;

  •
  each of our three other most highly compensated executive officers who were serving as executive officers as of December 31, 2007 and are named in the Summary Compensation Table; and

  •
  all of our current directors and executive officers as a group.

According to SEC rules, we have included in the column "Number of Issued Shares" all shares over which the person has sole or shared voting or investment power, and we have included in the column "Number of Shares Issuable" all shares that the person has the right to acquire within 60 days after March 25, 2008 through the exercise of any stock option. All shares that a person has a right to acquire within 60 days of March 25, 2008 are deemed outstanding for the purpose of computing the percentage beneficially owned by that person, but are not deemed outstanding for the purpose of computing the percentage beneficially owned by any other person.

        Unless otherwise indicated, each person has the sole power (or shares the power with a spouse) to invest and vote the shares listed opposite the person's name. Where applicable, ownership is subject to community property laws. Our inclusion of shares in this table as beneficially owned is not an admission of beneficial ownership of those shares by the person listed in the table.

Name	Number of Issued Shares(1)	Number of Shares Issuable(2)	Total	Percent
Deborah Dunsire, M.D.	807,856	231,248	1,039,104	*
Robert F. Friel	12,408	40,312	52,720	*
A. Grant Heidrich, III	103,000	158,000	261,000	*
Charles J. Homcy, M.D.	64,514	388,950	453,464	*
Raju S. Kucherlapati, Ph.D(3)	713,026	146,042	859,068	*
Jeffrey M. Leiden, M.D., Ph.D.	—	—	—	*
Mark J. Levin	2,670,119	1,978,750	4,648,869	1.4%
Norman C. Selby(4)	10,163	142,545	152,708	*
Kenneth E. Weg	10,000	132,750	142,750	*
Anthony H. Wild, Ph.D.	12,914	19,490	32,404	*
Christophe Bianchi	203,207	112,500	315,707	*
Marsha H. Fanucci	118,001	748,052	866,053	*
Laurie B. Keating	106,437	140,776	247,213	*
Nancy Simonian.	80,209	365,566	445,775	*
All current directors and executive officers as a group (18 persons)	5,393,143	6,034,692	11,427,835	3.4%

*
Less than one percent

(1)
Includes shares contributed by Millennium to our 401(k) plan for the benefit of the named executive officer as of December 31, 2007 as follows: Dr. Dunsire, 1,782 shares; Dr. Bianchi, 1,807 shares; Ms. Fanucci, 5,217 shares; Ms. Keating, 3,197 shares; Mr. Levin, 5,895 shares; Dr. Simonian, 4,975 shares; and all current directors and executive officers as a group, 37,850 shares.

(2)
Shares that can be acquired through stock option exercises through May 24, 2008.

(3)
Includes 3,045 shares held by a custodian under the Uniform Gifts to Minors Act for Dr. Kucherlapati's son. Dr. Kucherlapati disclaims beneficial ownership of these shares.

(4)
Includes 1,010 shares held by trusts for each of Mr. Selby's two sons and 1,143 shares held by Mr. Selby's spouse. Mr. Selby disclaims beneficial ownership of these shares.

Ownership By Principal Stockholders

        The following table shows certain information, based on filings with the SEC as of March 25, 2008, about the beneficial ownership of our common stock as of the date indicated below by each person known to us owning beneficially more than 5% of our common stock.

Name and Address	Number of Shares	Percent
Capital Group International, Inc. and Capital Guardian Trust Company 11100 Santa Monica Blvd. Los Angeles, CA 90025	23,270,230(1)	7.1%
ClearBridge Advisors, LLC Smith Barney Fund Management LLC Batterymarch Financial Management, Inc. 399 Park Avenue New York, NY 10022	35,872,265(2)	11.0%
The TCW Group, Inc., on behalf of the TCW Business Unit 865 South Figueroa Street Los Angeles, CA 90017	20,477,446(3)	6.3%
Wellington Management Company, LLP 75 State Street Boston, MA 02109	40,971,805(4)	12.6%

(1)
According to a Schedule 13G/A filed jointly with the SEC on February 12, 2008, Capital Group International, Inc. reports having sole voting power for 18,056,690 shares and sole dispositive power for 23,270,230 shares and Capital Guardian Trust Company reports having sole voting power for 14,755,990 shares and sole dispositive power for 19,609,090 shares.

(2)
According to a Schedule 13G/A filed jointly with the SEC on February 14, 2008, ClearBridge Advisors, LLC, Smith Barney Fund Management LLC and Batterymarch Financial Management, Inc. report having shared power to vote or direct the vote for 27,102,379 shares and shared power to dispose or to direct the disposition of 35,872,265 shares. ClearBridge Advisors, LLC reports having shared voting power for 26,657,256 shares and shared dispositive power for 35,243,702 shares. Smith Barney Fund Management LLC reports having shared voting power for 242,976 shares and shared dispositive power for 242,976 shares. Batterymarch Financial Management, Inc. reports having shared voting power for 202,147 shares and shared dispositive power for 385,587 shares.

(3)
According to a Schedule 13G/A filed with the SEC on February 11, 2008, The TCW Group, Inc. on behalf of the TCW Business Unit reports having shared voting power for 16,158,601 shares and shared dispositive power for 20,477,446 shares.

(4)
According to a Schedule 13G/A filed with the SEC on February 14, 2008, Wellington Management Company, LLP reports having shared voting power for 21,296,053 shares and shared dispositive power for 40,971,805 shares.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF MILLENNIUM

        The following is a list of Millennium's directors and executive officers, their ages as of April 7, 2008 and their principal position.

Name	Age	Position and Length of Service
Deborah Dunsire, M.D.	45	President and Chief Executive Officer of Millennium Director since July 2005
Robert F. Friel	52	Director since June 2005
A. Grant Heidrich, III	55	Director since January 1993
Charles J. Homcy, M.D.	59	Director since December 2002
Raju S. Kucherlapati, Ph.D.	65	Director since January 1993
Jeffrey M. Leiden	52	Director since October 2007
Mark J. Levin	57	Director since January 1993
Norman C. Selby	56	Director since May 2000
Kenneth E. Weg	69	Director since March 2001
Anthony H. Wild, Ph.D.	59	Director since February 2006
Christophe Bianchi, M.D.	46	Executive Vice President, Commercial Operations (since February 2006)
Joseph B. Bolen, Ph.D.	54	Chief Scientific Officer (since December 2006)
Marsha H. Fanucci	54	Senior Vice President and Chief Financial Officer (since July 2004)
Stephen M. Gansler	53	Senior Vice President, Human Resources (since February 2006)
Laurie B. Keating	54	Senior Vice President and General Counsel (since September 2004) and Assistant Secretary (since August 2006)
Anna Protopapas	43	Senior Vice President, Corporate Development (since March 2005)
Nancy Simonian, M.D.	47	Chief Medical Officer, Clinical, Medical and Regulatory Affairs (since December 2006)
Peter F. Smith, Ph.D	50	Senior Vice President, Non-Clinical Development Sciences (since June 2007)

        Dr. Dunsire is President and Chief Executive Officer and a director of Millennium (since July 2005). Prior to joining Millennium, Dr. Dunsire was Senior Vice President and Head of North American Oncology Operations (2000 to July 2005) and Vice President, Oncology Business Unit (1996 to 2000) of Novartis, a pharmaceutical company. Prior to that, she held various positions with Sandoz, a pharmaceutical company (1988 to 1996), in the areas of product management, scientific development and clinical research. Dr. Dunsire is a director of Allergan, Inc., a pharmaceutical company.

        Mr. Friel is Chief Executive Officer (since February 2008) and President (since August 2007) of PerkinElmer, Inc., a global technology leader in health services and photonics. He previously served as Chief Operating Officer (August 2007 to February 2008) and Vice Chairman and President of Life and Analytical Sciences (2005 to August 2007) of PerkinElmer. Prior to being appointed Vice Chairman, Mr. Friel served as Executive Vice President and Chief Financial Officer of PerkinElmer (2004 to 2005). He joined PerkinElmer in 1999 and was one of the primary architects of PerkinElmer's transformation into a global technology leader in health sciences and photonics. Previously, he held several senior management positions at AlliedSignal, Inc., now Honeywell International, a technology and manufacturing company. Mr. Friel is a director of PerkinElmer, Inc. and Fairchild Semiconductor International, Inc., a supplier of high performance power products.

        Mr. Heidrich is Partner Emeritus of Mayfield, a venture capital firm (since January 2004). He served as General Partner and Managing Director of Mayfield (1983 to 2004). He is a director of Cytokinetics, Incorporated, a biopharmaceutical company.

        Dr. Homcy is President and Chief Executive Officer of Portola Pharmaceuticals, Inc., a biotechnology company (since November 2003). He is also a Clinical Professor of Medicine at the University of California, San Francisco Medical School (since 1997) and an attending physician at the San Francisco VA Hospital (since 1997). Dr. Homcy served as Senior Advisor R&D (January 2003 to November 2003) and President of Research and Development (February 2002 to December 2002) of Millennium. Prior to joining Millennium, Dr. Homcy was Executive Vice President, Research and Development (1995 to February 2002) and Director (1998 to February 2002) of COR Therapeutics, Inc., a biotechnology company. He served as President of the Medical Research Division of American Cyanamid Company-Lederle Laboratories, a pharmaceutical company (now a division of Wyeth-Ayerst Laboratories) (1994 to March 1995). He is a director of Kosan Biosciences Incorporated, a biotechnology company, Cytokinetics, Incorporated, a biopharmaceutical company, and Geron Corporation, a biopharmaceutical company.

        Dr. Kucherlapati is Scientific Director of the Harvard-Partners Center for Genetics and Genomics and Professor of Genetics at Harvard Medical School (since September 2001). He was Professor and Chairman of the Department of Molecular Genetics at Albert Einstein College of Medicine (1989 to September 2001). Dr. Kucherlapati is a founder of Millennium.

        Dr. Leiden is a managing director of Clarus Ventures, a life sciences venture capital firm (since September 2007). He was President and Chief Operating Officer, Pharmaceutical Products Group (September 2000 to March 2006) and Chief Scientific Officer (July 2000 to March 2006) of Abbott Laboratories, a biopharmaceutical company. Before joining Abbott, Dr. Leiden held several academic appointments including Chief of Cardiology and Director of the Cardiovascular Research Institute at the University of Chicago, the Elkan R. Blout Professor of Biological Sciences at the Harvard School of Public Health and Professor of Medicine at Harvard Medical School. Dr. Leiden is a director of Shire PLC, a pharmaceutical company.

        Mr. Levin is a partner of Third Rock Ventures, LLC, a venture capital firm (since September 2007). Previously he was Chairperson of the Board of Directors (March 1996 to July 2005), President (1993 to July 2005) and Chief Executive Officer (November 1994 to July 2005) of Millennium. Prior to joining Millennium, Mr. Levin was a Partner at Mayfield, a venture capital firm (1987 to 1994), and held various positions with Genentech, Inc., Foxboro Company, Miller Brewing Company and Eli Lilly and Company (1974 to 1987) in biochemical and process engineering, marketing and project leadership.

        Mr. Selby is Senior Managing Director of Perseus, L.L.C., a merchant bank and private equity fund management company (since August 2005). Mr. Selby served as Chairman of Windhover Information, Inc., a publishing and information company serving the pharmaceutical, biotechnology and medical device industries, until its sale to Reed Elsevier (May 2004 to March 2008). Before that, he was President and Chief Executive Officer of TransForm Pharmaceuticals, Inc., a drug development company (June 2001 to May 2004) and Executive Vice President of Citicorp, a financial services company, (1997-2000). Mr. Selby was Director and Senior Partner of McKinsey & Company, an international management consulting firm (1978 to 1997), and head of the firm's global pharmaceuticals and medical products practice. Mr. Selby serves on the Board of the Memorial Sloan-Kettering Cancer Center.

        Mr. Weg is Chairman of Clearview Projects, Inc., a company engaged in partnering and deal transaction services to biopharmaceutical companies and academic institutions (since February 2001). Mr. Weg served as Vice Chairman (1999 to 2001), member of the Office of Chairman (1998 to 2001), Executive Vice President (1995 to 2001), President of the Worldwide Medicines Group (1997 to 1998), President of the Pharmaceutical Group (1993 to 1996) and President of Pharmaceutical Operations (1991 to 1993) of Bristol-Myers Squibb Company, a pharmaceutical company. Mr. Weg serves on the Board of Fox Chase Cancer Center.

        Dr. Wild is general partner of Bows Pharmaceuticals AG, a biotechnology company (since October 2006). He was Chairman (September 2001 to August 2007) and Chief Executive Officer (September 2001 to April 2006) of MedPointe, Inc., a specialty pharmaceutical company. Prior to joining MedPointe, Dr. Wild served as Executive Vice President of Warner-Lambert and President of its pharmaceutical sector until its merger with Pfizer in June 2000, with worldwide responsibility for Warner-Lambert's pharmaceutical commercial operations and research and development. Before joining Warner-Lambert in 1995, Dr. Wild spent 22 years with Schering-Plough Corporation in a number of global positions, culminating as president of Schering-Plough's Japanese operations. Dr. Wild also served at Sandoz AG as a development chemist.

        Prior to joining Millennium, Dr. Bianchi was Vice President, Business Unit Head, Oncology of sanofi-aventis US (formerly sanofi-synthelabo USA), a biopharmaceutical company (2004 to January 2006). Previously, he was Vice President, Internal Medicine and Central Nervous System Business Unit at sanofi-synthelabo (2001 to 2004). He served as President Europe, Senior Vice President Global Marketing and Business Development of Sangstat Pharmaceuticals, a biopharmaceutical company (2000 to 2001). Dr. Bianchi held various positions with Rhone-Poulenc Rorer, a biopharmaceutical company (1989 to 1999), where his last position was Vice President of Global Marketing.

        Dr. Bolen was Senior Vice President of Research and Drug Discovery (from August 2003 to December 2006), Senior Vice President of Discovery Research (from April 2002 to August 2003) and Vice President of Oncology (from August 1999 to April 2002). Prior to joining Millennium, Dr. Bolen held various positions in the field of oncology research and development in life sciences companies, including Vice President of Oncologic Diseases at Hoechst Marion Roussel.

        Ms. Fanucci was Senior Vice President, Finance and Corporate Strategy of Millennium (October 2003 to July 2004), Vice President, Finance and Corporate Strategy (July 2003 to October 2003) and Vice President, Corporate Development (July 2000 to July 2003). Prior to joining Millennium, she was Vice President, Corporate Development and Strategy of Genzyme Corporation, a biotechnology company (August 1998 to June 2000).

        Prior to joining Millennium, Mr. Gansler was Vice President, Human Resources of Synta Pharmaceuticals, Inc., a biotechnology company (2005 to February 2006). He was Senior Vice President, Human Resources of Covanta Energy Corporation, a provider of waste-to-energy services (2001 to 2004). Prior to that, Mr. Gansler held Vice President of Human Resources positions at Johnson & Johnson, a diversified health care company (1981 to 2001) and was a member of the management board of a number of Johnson & Johnson companies.

        Ms. Keating also served as Secretary of Millennium (September 2004 to August 2006). Prior to joining Millennium, Ms. Keating was Vice President of Operations and Finance (September 2003 to September 2004), member of the Board of Directors (June 2001 to December 2007) and Chief Executive Officer (June 2001 to September 2003) of Hydra Biosciences, Inc., a biopharmaceutical company. Previously she held a variety of senior executive positions at high technology companies, including serving as Senior Vice President, General Counsel and Secretary of Iomega Corporation and Sybase, Inc.

        Ms. Protopapas was Vice President, Corporate Development of Millennium (March 2001 to March 2005), Senior Director, Corporate Development (April 1999 to March 2001) and Director, Corporate Development (October 1997 to April 1999). Prior to joining Millennium, Ms. Protopapas held a variety of marketing and business development roles in companies outside of the life sciences field.

        Dr. Simonian served as Senior Vice President, Clinical, Medical and Regulatory Affairs (from 2004 to December 2006). She was Senior Vice President, Clinical Research (from 2003 to 2004) and joined Millennium as Vice President, Clinical Research (2001 to 2003). Prior to joining Millennium, Dr. Simonian was Vice President of Clinical Research at Biogen, Inc., a biotechnology company.

        Dr. Smith has served as Senior Vice President at Millennium since April 2001. He joined Millennium as Senior Vice President, Drug Safety and Disposition and Comparative Medicine (from April 2001 to June 2007). Previously he held a variety of senior executive positions at life sciences companies, including Pharmacia and Searle/Monsanto.

        The Millennium Board currently consists of ten members. All directors are elected annually. The term of our current directors expires at the 2008 annual meeting of stockholders.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

Our Commitment to Good Corporate Governance

        We believe that good corporate governance and an environment of high ethical standards are important for Millennium to achieve business success and to create value for our stockholders. The Millennium Board is committed to high governance standards and to continually work to improve them. We continue to review our corporate governance practices in light of ongoing changes in applicable law and evolving best practices.

Role of Our Board of Directors

        The Millennium Board currently consists of ten members. The Millennium Board monitors overall corporate performance and the integrity of our financial controls and legal compliance procedures. It elects senior management and oversees succession planning and senior management's performance and compensation. The Millennium Board also oversees our long and short term strategic and business planning, and conducts a year-long process which culminates in Board review and approval each year of a business plan, a capital expenditures budget and other key financial and business objectives.

        Members of the Millennium Board keep informed about our business through discussions with the Chief Executive Officer and other members of our senior management team, by reviewing materials provided to them on a regular basis and in preparation for Board and committee meetings and by participating in meetings of the Board and its committees. We regularly review key portions of our business with the Board. We introduce our executives and other employees to the Board so that the Board can become familiar with our key talent. We have an orientation procedure for new Board members, which introduces each new member to Millennium's business through a series of meetings with management, tours of facilities and written materials about Millennium and the biopharmaceutical business.

        In 2007, the Millennium Board met eight times. During 2007, each of our current directors attended at least 75% of the total number of meetings of the Board and all committees of the Board on which the director served. We do not have a policy requiring our Board members to attend our annual meetings of stockholders. In 2007, all of our Board members attended our annual meeting in person, except Mr. Heidrich. We expect our Board members to attend the 2008 annual meeting.

Board Policies

        The Millennium Board is guided by Board Policies, originally adopted in 2001, and most recently revised in May 2007. In 2007, the Board amended the Policies to:

  •
  require any director who receives, in the case of an uncontested election, a greater number of votes "withheld" from his or her election than votes "for" his or her election, to offer his or her immediate resignation from the Board, with the Board determining whether or not to accept the director's resignation following the procedures specified in the Policies; and

  •
  remove provisions relating to a classified Board.

We believe our Board Policies demonstrate our continuing commitment to good corporate governance. These Policies are reviewed by the Board from time to time, as the Board determines is necessary. The Policies are posted on the corporate governance section of our website at http://www.millennium.com/investors.

Performance of Our Board

        We consider it important to continually evaluate and improve the effectiveness of the Board, its committees and its individual members. We do this in various ways. At the beginning of each year, the Board adopts goals that it considers important for the Board to achieve during that year, monitors progress towards those goals throughout the year and conducts a review to assess whether it has successfully achieved those goals and how well the Board has performed in providing oversight and adding value to Millennium. Each of the Board's standing committees also adopts yearly goals and conducts annual self-evaluations.

        The Board Governance Committee periodically assesses the Board's performance, and the performance of individual members, and reports its conclusions to the full Board. Each Board member annually completes a self-evaluation of his or her contributions. Also, after each Board meeting, each Board member has the opportunity to assess the effectiveness of the materials presented and the conduct of the meeting and to offer suggestions for improvement.

Code of Conduct, Business Ethics and Compliance

        The Millennium Board originally adopted our code of business conduct and ethics, the Core Values Handbook, in December 2003, which was most recently revised and updated in September 2007. The Core Values Handbook applies to all members of the Millennium Board and all employees of Millennium, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Handbook also contains additional obligations to which our Chief Executive Officer and senior financial officers are subject. Our Core Values Handbook is posted on the corporate governance section of our website at http://www.millennium.com/investors. We intend to post on our website all disclosures that are required by law or the NASDAQ Global Select Market listing standards concerning any amendments to, or waivers from, our code of business conduct and ethics. Stockholders may request a free copy of our Core Values Handbook by writing to Investor Relations, Millennium, 40 Landsdowne Street, Cambridge, Massachusetts 02139.

Review and Approval of Transactions with Related Persons

        The Millennium Board has adopted written policies and procedures for the review of any transaction, arrangement or relationship in which Millennium is a participant, the amount involved exceeds $120,000, and one of our executive officers, directors, director nominees or 5% stockholders (or their immediate family members), each of whom we refer to as a "related person," has a direct or indirect material interest.

        If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a "related person transaction," the related person must report the proposed related person transaction to our General Counsel. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by the Board's Audit Committee. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the Committee will review, and, in its discretion, may ratify the related person transaction. The policy also permits the Chairman of the Committee to review and, if deemed appropriate, approve proposed related person transactions that arise between Committee meetings, subject to ratification by the Committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

        A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the Committee after full disclosure of the related person's interest in the transaction. As appropriate for the circumstances, the Committee will review and consider:

  •
  the related person's interest in the transaction;

  •
  the approximate dollar value of the amount involved in the transaction;

  •
  the approximate dollar value of the amount of the related person's interest in the transaction without regard to the amount of any profit or loss;

  •
  whether the transaction was undertaken in the ordinary course of our business;

  •
  whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;

  •
  the purpose of, and the potential benefits to us of, the transaction; and

  •
  any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

        The Committee may approve or ratify the transaction only if the Committee determines that, under all of the circumstances, the transaction is in, or is not inconsistent with, Millennium's best interests. The Committee may impose any conditions on the related person transaction that it deems appropriate.

        In addition to the transactions that are excluded by the instructions to the SEC's related person transaction disclosure rule, the Board has determined that the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related person transactions for purposes of this policy:

  •
  interests arising solely from the related person's position as an executive officer of another entity (whether or not the person is also a director of such entity), that is a participant in the transaction, where (a) the related person and all other related persons own in the aggregate less than a 10% equity interest in such entity, (b) the related person and his or her immediate family members are not involved in the negotiation of the terms of the transaction and do not receive any special benefits as a result of the transaction and (c) the amount involved in the transaction equals less than the greater of $200,000 dollars or 5% of the annual gross revenues of the company receiving payment under the transaction; and

  •
  a transaction that is specifically contemplated by provisions of our charter or By-laws.

        The policy provides that transactions involving compensation of executive officers will be reviewed and approved by the Compensation and Talent Committee in the manner specified in its charter.

Transactions with Related Persons

        In November 2003, we entered into a transaction with Portola Pharmaceuticals, Inc., a new biopharmaceutical company focused on the discovery and development of novel therapeutics for the treatment and prevention of severe cardiovascular diseases. Charles Homcy, who serves on the Millennium Board, is Portola's President, Chief Executive Officer and a member of Portola's Board of Directors. In connection with this transaction, we licensed to Portola certain rights in the area of thrombosis research, sold to Portola certain assets and subleased to Portola a portion of our leased property in South San Francisco. Under the license, we are entitled to receive milestone and royalty payments upon the achievement of certain events. As a part of this transaction, we were granted shares of Portola's Series A Preferred Stock valued at $1.0 million. In August 2004 and December 2004, we entered into additional transactions with Portola to license our Factor Xa inhibitor program in return for milestone and royalty payments upon achievement of certain events and to co-develop a device and system for profiling blood deposits based upon a Millennium patent. In December 2005, we amended the 2003 and 2004 license agreements and granted Portola an exclusive license to Millennium's patent for the profiling device and system and certain other rights. As part of these transactions, we received $500,000 in cash and shares of Portola Series B Preferred Stock valued at $500,000. Portola paid us $5.0 million under the license agreements during 2007. In 2007, we amended our sublease with Portola to extend its terms through the end of our main lease term in June 2011. Under the sublease with us, Portola pays us monthly rent at a rate which began at approximately $55,000 and increased to approximately $100,000 over the first three years of the sublease. Portola currently pays us rent of approximately $100,000 per month, which will increase slightly during the remainder of the lease term. During 2007, we received a total of $1.3 million from Portola under the sublease. All of these transactions were negotiated on an arm's-length basis. We followed our related person transaction policy for the 2007 amendment to the sublease discussed above, but did not do so for the other transactions discussed above as we entered into these transactions before we adopted this policy.

Independence of Directors

        The Board Policies provide that a substantial majority of the Board as a whole should be composed of independent directors. The Board Governance Committee annually reviews the independence of the directors and reports to the Board which directors it recommends that the Board determine are independent, and the Board makes the determination. No director is considered independent unless the Board has determined that he or she has no material relationship with Millennium, either directly or as a partner, shareholder, or officer of an organization that has a material relationship with Millennium. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable, and familial relationships, among others. The Board uses the NASDAQ Global Select Market listing standards for director independence, applicable laws and regulations and other factors in making its determinations. The independence standards used by our Board of Directors are posted on the corporate governance section of our website at http://www.Millennium.com/investors.

        The Board has determined that Mr. Friel, Mr. Heidrich, Dr. Kucherlapati, Dr. Leiden, Mr. Selby, Mr. Weg and Dr. Wild are currently independent directors and that Dr. Dunsire, Dr. Homcy and Mr. Levin are currently not independent directors. All members of the Audit Committee, the Compensation and Talent Committee and the Board Governance Committee are independent directors.

Executive Sessions of Independent Directors

        Directors who are independent under the NASDAQ Global Select Market listing standards meet in executive session without management present at every regularly scheduled Board meeting. The independent directors met five times in executive session in 2007. In addition, periodically the Board meets in executive session without the Chief Executive Officer present.

Chairman of the Board

        Effective as of July 2005, the Board appointed Kenneth Weg, an independent director, as the Chairman of the Board. The Chairman presides at the meetings of the Millennium Board, sets the agenda for the meeting in consultation with the Vice Chairman, the Chief Executive Officer, the General Counsel and the Corporate Secretary, acts as the leader of the non-employee directors and makes himself available to our management on an as needed basis to discuss significant matters.

Vice Chairman of the Board

        The Vice Chairman of the Board oversees an annual process of Board and director evaluation, including providing appropriate feedback to the Board. The Vice Chairman provides assistance to the Chairman of the Board, Chief Executive Officer, General Counsel and Corporate Secretary in planning Board agendas, and acts as Chairman of the Board in the absence of the Chairman or a vacancy in the position of Chairman. The position of Vice Chairman assumed the responsibilities of the former position of lead outside director. Mr. Heidrich, an independent director, is currently serving as our Vice Chairman of the Board.

Committees of the Board

        The Board currently has four standing committees: the Audit Committee, the Compensation and Talent Committee, the Board Governance Committee and the Research and Development Committee. Each of these committees operates under a charter that has been approved by the Millennium Board. Current copies of each committee's charter are posted on the corporate governance section of our website at http://www.millennium.com/investors. Each charter is also available in print to any stockholder who requests it. The Board also appoints from time to time ad hoc committees to address specific matters.

Audit Committee
Members: Robert F. Friel, Chairman Norman C. Selby Anthony H. Wild	Meetings in 2007: 8

        The Audit Committee consists entirely of independent directors within the meaning of the NASDAQ Global Select Market listing standards, including the requirements contemplated by Rule 10A-3 of the Exchange Act, each of whom satisfies the other requirements of the NASDAQ Global Select Market relating to Audit Committee members.

        The Millennium Board has determined that Robert F. Friel, Chairman of the Committee, Norman C. Selby and Anthony H. Wild each qualify as an audit committee financial expert.

        The Audit Committee's primary function is to assist the Board in monitoring the integrity of our financial statements and our systems of internal control. The Audit Committee has direct responsibility for the appointment, independence and monitoring the performance of our independent registered public accounting firm. The Committee is responsible for pre-approving any engagements of our independent registered public accounting firm.

        The Committee also reviews our risk management practices, strategic tax planning, preparation of quarterly and annual financial reports and our compliance efforts.

        The Committee members meet regularly with our independent registered public accounting firm without management present and with members of management in separate private sessions, to discuss any matters that the Committee or these individuals believe should be discussed privately with the

Audit Committee, including any significant issues or disagreements concerning our accounting practices or financial statements.

        The Committee conducts a meeting each quarter to review the financial statements prior to the public release of earnings.

        The Audit Committee also meets regularly with our chief compliance officer, including the opportunity for a separate private session at every meeting with the chief compliance officer without management present.

        The Committee has the authority to retain, approve fees for and terminate special legal, accounting or other consultants to advise the Committee.

Compensation and Talent Committee
Members: Kenneth E. Weg, Chairman A. Grant Heidrich, III Norman C. Selby	Meetings in 2007: 6

        The Compensation and Talent Committee consists entirely of independent directors within the meaning of applicable NASDAQ Global Select Market listing standards.

        The Compensation and Talent Committee's responsibilities include:

  •
  establishing the base salary, incentive compensation and any other compensation for the Chief Executive Officer and all other executive officers;

  •
  monitoring the Company's management incentive and stock based compensation plans, and discharging the duties delegated to the Committee by the Board or the terms of those plans; and

  •
  performing other functions or duties deemed appropriate by the Board.

        Compensation decisions for all of the Company's executive officers are made by the Compensation and Talent Committee. The Committee has engaged W.T. Haigh & Co., an outside compensation consulting firm, to conduct an annual review of its total compensation program for executive officers. The agenda for meetings of the Compensation and Talent Committee is determined by its Chairman with the assistance of the Company's Senior Vice President of Human Resources. The Chief Executive Officer, the Senior Vice President of Human Resources and the General Counsel regularly attend Compensation and Talent Committee meetings. The Compensation and Talent Committee periodically meets in executive session. The Compensation and Talent Committee's Chairman reports the Committee's actions and recommendations to the Board. Independent advisors and the Company's human resources department support the Compensation and Talent Committee in its duties and, along with the Chief Executive Officer, may be delegated authority to fulfill certain administrative duties regarding the compensation programs. The Compensation and Talent Committee has the authority to retain, approve fees for and terminate special legal, accounting or other consultants to advise the Committee.

        Please also see the Compensation Discussion and Analysis and the Compensation and Talent Committee Report on Executive Compensation below.

Board Governance Committee
Members:	Meetings in 2007: 4
Raju S. Kucherlapati, Chairman
A. Grant Heidrich, III
Kenneth E. Weg

        The Board Governance Committee consists entirely of independent directors within the meaning of applicable NASDAQ Global Select Market listing standards.

        The Board Governance Committee is responsible for recommending to the Board policies relating to the conduct of Board affairs. It periodically evaluates the composition of the Board, the contribution of individual directors and the Board's effectiveness as a whole. The Committee also recommends to the Board assignment of Board members to committees. In addition, the Committee reviews compensation for non-employee directors and recommends to the Board changes as appropriate.

        The Committee also recommends to our full Board individuals to serve as directors. The Committee recommends to the Board guidelines and criteria for Board membership and reviews with the Board, on a periodic basis, the appropriate skills and characteristics required of Board members in the context of the then current needs of Millennium. See the discussion under "Board Membership Criteria" below.

        The Board Governance Committee's process to identify and evaluate candidates includes requests to Board members and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates and interviews of selected candidates by members of the Board Governance Committee and the Board. Assuming that appropriate biographical and background material is provided for candidates recommended by stockholders and the process for submitting the recommendation discussed below is followed, the Board Governance Committee will evaluate those candidates by following substantially the same process, and applying substantially the same criteria, as for candidates submitted by Board members. The Committee also from time to time utilizes the services of a search firm to help identify candidates for director.

        The Committee will consider qualified candidates for director recommended and submitted by stockholders. Submissions that meet the then current criteria for Board membership are forwarded to the Chairman of the Board Governance Committee for further review and consideration. The Committee will consider a recommendation only if appropriate biographical information and background material is provided on a timely basis, accompanied by a statement as to whether the stockholder or group of stockholders making the recommendation has beneficially owned more than 5% of our common stock for at least one year as of the date that the recommendation is made. To submit a recommendation for a nomination, a stockholder may write to the Board Governance Committee, Millennium, 40 Landsdowne Street, Cambridge, Massachusetts 02139, Attention: Corporate Secretary. In addition, our By-Laws permit stockholders to nominate individuals, without any action or recommendation by the Board Governance Committee or the Board, for election as directors at an annual stockholder meeting.

        The Committee has the authority to retain, approve fees for and terminate special legal, accounting or other consultants to advise the Committee.

Research and Development Committee
Members:	Meetings in 2007: 4
Charles J. Homcy, Chairman
Raju S. Kucherlapati
Jeffrey M. Leiden
Anthony H. Wild

        The Research and Development Committee addresses drug discovery and pipeline review issues. The Committee is responsible for assisting Millennium in evaluating research and development issues and decisions and providing a detailed perspective on research and development efforts to the Millennium Board.

Communications with the Board

        You may contact the Board of Directors or any committee of the Board by writing to Board of Directors (or specified committee), Millennium, 40 Landsdowne Street, Cambridge, Massachusetts 02139, Attention: Corporate Secretary or by sending an e-mail to "corporatesecretary@mlnm.com." You should indicate on your correspondence that you are a Millennium stockholder. Communications will be distributed to the Chairman of the Board, Vice Chairman of the Board, the appropriate committee chairman or other members of the Board, as appropriate, depending on the facts and circumstances stated in the communication received. In general, communications relating to corporate governance and corporate strategy are more likely to be distributed than communications relating to ordinary business affairs, personal grievances and matters as to which we receive repetitive or duplicative communications.

        Anyone may express financial, internal auditing controls or auditing concerns to the Audit Committee by calling the Corporate Secretary's helpline voicemail box at 866-469-6566, by sending an e-mail to "corporatesecretary@mlnm.com" or by regular mail sent to Audit Committee, Millennium, 40 Landsdowne Street, Cambridge, Massachusetts 02139, Attention: Corporate Secretary. Messages to the Audit Committee will be received by our Corporate Secretary who will promptly report all appropriate messages received to the Audit Committee or a designated member of the Audit Committee. You may report your concern anonymously or confidentially.

Board Membership Criteria

        The Board Governance Committee reviews with the Board on a periodic basis the appropriate skills and characteristics required of directors in the context of Millennium's current and future needs. The Committee regularly assesses the skills and characteristics of current directors, identifies opportunities for enhancing the skill sets represented on the Board and prepares appropriate recruiting plans. To be considered as a prospective nominee for director a person should possess the highest personal and professional ethics, have excellent business judgment and the ability to act in the interests of our stockholders, and possess knowledge and abilities that will enable the Board to fulfill its responsibilities. The Committee does not assign specific weights to particular criteria and no particular criterion is a prerequisite for each prospective nominee. Our Board believes that the backgrounds and qualifications of its directors, considered as a group, should provide a composite mix of experience, knowledge and abilities that will allow it to fulfill its responsibilities.

Compensation Committee Interlocks and Insider Participation

        The current members of the Compensation and Talent Committee are Mr. Weg, Mr. Heidrich and Mr. Selby. No member of the Compensation and Talent Committee was at any time during 2007, or formerly, an officer or employee of Millennium or any subsidiary of Millennium. No executive officer of Millennium has served as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity while an executive officer of that other entity served as a director of Millennium or member of our Compensation and Talent Committee.

Indemnification of Officers and Directors

        We indemnify our directors and officers to the fullest extent permitted by law for their acts and omissions in their capacity as a director or officer of Millennium, so that they will serve free from undue concerns for liability for actions taken on behalf of Millennium. This indemnification is required under our corporate charter.

        On February 28, 2008, we entered into indemnification agreements with each of our directors and executive officers. These indemnification agreements are in addition to the coverage provided by our certificate of incorporation and by our officers' and directors' liability insurance. The indemnification agreements provide, among other things, that we will indemnify our directors and executive officers for specified expenses, including attorneys' fees, judgments, fines, penalties and settlement amounts, that the director or officer actually and reasonably incurs in any action or proceeding arising out of the person's services as our director or executive officer. In particular circumstances, expenses may be paid in advance to the officer or director. The agreement does not provide for indemnification of the officer or director in connection with a proceeding initiated by the officer or director unless our Board of Directors approved the initiation of the proceeding or the proceeding was commenced following a change in control. The agreement also does not provide for indemnification of the person to the extent the person's expenses are reimbursed from the proceeds of insurance, and if we make any indemnification payments to the person which are later reimbursed from the proceeds of insurance, the person must refund the amount of the reimbursed payments to us.

Section 16(a) Beneficial Ownership Reporting Compliance

        Based upon a review of reports and written representations submitted to Millennium, we believe that in 2007 our directors and executive officers and beneficial owners of more than 10% of our common stock filed on a timely basis all reports of holdings and transactions in Millennium common stock required to be filed with the SEC pursuant to Section 16(a) of the Exchange Act, except that on January 26, 2007, Millennium filed on Dr. Homcy's behalf a late Form 4 reporting that he exercised a stock option on January 23, 2007.

DIRECTOR COMPENSATION

        We do not pay directors who are also Millennium employees any additional compensation for their service as a director. Accordingly, Dr. Dunsire does not receive any additional compensation for her service as a director. We do pay our non-employee directors for their service as directors.

        Each year, the Board Governance Committee reviews the compensation we pay to our non-employee directors. The Committee compares our Board compensation to compensation paid to non-employee directors by similarly sized public companies in similar businesses. The Committee also considers the responsibilities that we ask our Board members to assume and the amount of time required to perform those responsibilities.

        Effective May 10, 2007, the Millennium Board approved changes to the compensation arrangements for non-employee directors. The changes were recommended to the Board by the Board Governance Committee and the Compensation and Talent Committee and reflect the Committees' discussions with the Board's compensation consultant.

        The rate of compensation that we currently pay to our non-employee directors is detailed below.

Cash Compensation

        Each director who is not an employee of Millennium receives:

Type of Fee	Amount ($)	For each
Annual retainer(1)	50,000	Year of service
Additional annual retainer for Chairman of the Board	20,000	Year of service
Additional annual retainer for Vice Chairman of the Board	10,000	Year of service
Additional annual retainer for Chairman of Audit Committee	10,000	Year of service
Additional annual retainer for committee chairman (other than Audit Committee Chairman)	5,000	Year of service
Attendance(2)	2,500	Board meeting attended in person
	1,500	Board meeting by conference telephone
	1,500	Board committee meeting attended in person
	1,000	Board committee meeting by conference telephone

(1)
The annual retainer was $40,000 prior to the changes approved by the Board on May 10, 2007.

(2)
The fees for attendance prior to the changes approved by the Board on May 10, 2007 were $2,000 for a Board meeting attended in person, $1,000 for a Board meeting attended by conference telephone, $1,000 for a Board committee meeting attended in person and $750 for a Board committee meeting attended by conference telephone.

        Non-employee directors may choose to receive all or a portion of their annual retainer in the form of our common stock.

        Millennium also reimburses non-employee directors for reasonable travel and out-of-pocket expenses in connection with their service as directors.

Equity Compensation

        Directors also currently participate in our 2007 Incentive Plan. Under the equity program for directors adopted by the Board, our non-employee directors currently receive equity awards as follows:

	Number of shares or units	Granted on	Vesting schedule
Initial option grant	35,000	the date the director is first elected	25% annually over four years beginning on the first anniversary of the date of grant
Annual restricted stock units award	5,000	the last business day of the month in which the annual meeting of stockholders occurs, prorated for service on the Board of less than one year	100% on the first anniversary of the date of grant with the option to defer receipt of the shares of common stock underlying the stock units until a later date
Annual stock option grant	20,000	the last business day of the month in which the annual meeting of stockholders occurs, prorated for service on the Board of less than one year	100% on the first anniversary of the date of grant
Non-employee Chairman of the Board	10,000	the date of the annual option grant	100% on the first anniversary of the date of grant
Chairman of Audit Committee	5,000	the date of the annual option grant	100% on the first anniversary of the date of grant
Committee chairman (other than Audit Committee Chairman)	2,500	the date of the annual option grant	100% on the first anniversary of the date of grant
Vice Chairman of the Board	5,000	the date of the annual option grant	100% on the first anniversary of the date of grant

        Prior to the changes approved by the Board on May 10, 2007:

  •
  the initial stock option grant was made in three installments on the date the director was elected, one month later and two months later and vested monthly over four years;

  •
  the annual stock option grant was made in three installments on May 1, June 1 and July 1 of each year and vested monthly over one year; and

  •
  the basic annual stock option grant was for 15,000 shares.

        Annual restricted stock unit awards were added to the non-employee director compensation program in May 2007.

        Each option terminates on the earlier of ten years after the date of grant or the date 90 days after the option holder ceases to serve as a director (or one year in the case of disability and three years in the event of death). Under the 2007 Incentive Plan an option becomes fully vested in the event of the death of the director. The exercise price of options granted under the 2007 Incentive Plan is equal to the closing price of Millennium common stock on the NASDAQ Global Select Market on the date of grant.

        If the service of the director terminates, the director will receive shares for any portion of the restricted stock unit award that is vested on his termination date. The restricted stock unit award becomes fully vested in the event of the death of the director.

Compensation Paid to Non-Employee Directors for 2007

        The following table shows certain information about compensation earned by, or paid to, our non-employee directors for 2007.

Director Compensation

Name(1)	Fees Earned or Paid in Cash ($)(2)	Stock Awards ($)(3)(5)	Option Awards ($)(4)(5)		Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Robert F. Friel	82,122	28,601	92,074		—	—	—	202,797
A. Grant Heidrich, III	81,417	28,601	83,213		—	—	—	193,231
Charles J. Homcy	67,499	28,601	61,167		—	—	—	157,267
Raju S. Kucherlapati	73,167	28,601	73,656		—	—	—	175,424
Eric S. Lander(6)	19,000	—	28,726		—	—	—	47,726
Jeffrey M. Leiden	16,500	—	11,561		—	—	—	28,061
Mark J. Levin	64,416	28,601	616,673	(7)	—	—	—	709,690
Norman C. Selby	77,416	28,601	68,070		—	—	—	174,087
Kenneth E. Weg	95,667	28,601	98,084		—	—	—	222,352
Anthony H. Wild	71,166	28,601	76,163		—	—	—	175,930

(1)
Deborah Dunsire, our Chief Executive Officer and President, is not included in this table as she is an employee of Millennium and receives no additional compensation for her services as a director. The compensation received by Dr. Dunsire as an employee of Millennium is shown in the Summary Compensation Table.

(2)
Our non-employee directors may elect to receive all or a part of their annual retainer otherwise payable in cash in shares of our fully vested restricted common stock issued under our 2007 Incentive Plan. The amounts reported for Mr. Friel and Dr. Wild, who each received shares of our common stock in lieu of all or part of their cash retainer, include the amount of cash retainer earned by each of them in 2007 but paid to them in shares of our common stock.

(3)
Amounts shown do not reflect compensation actually received by the director. The amounts in this column reflect the dollar amount recognized as compensation cost for financial statement reporting purposes for the fiscal year ended December 31, 2007, in accordance with SFAS No. 123 (revised 2004), "Share Based Payment," or FAS 123R, of restricted stock unit awards granted under our equity plans. There can be no assurance that the FAS 123R amounts will ever be realized. The assumptions we used to calculate these amounts are included in Note 10 to our audited financial statements for the fiscal year ended December 31, 2007 included in our Annual Report on Form 10-K filed with the SEC on February 29, 2008. The amounts reported for Mr. Friel and Dr. Wild exclude expense related to common stock received in lieu of all or part of their cash retainer. The amounts reported in fees earned or paid in cash in this table include the fees that Mr. Friel and Dr. Wild would have received in cash had they not elected to receive such fees in common stock.

(4)
Amounts shown do not reflect compensation actually received by the director. The amounts in this column reflect the dollar amount recognized as compensation cost for financial statement reporting purposes for the fiscal year ended December 31, 2007, in accordance with FAS 123R, of stock options granted under our equity plans and may include amounts from stock options granted in and prior to 2007. There can be no assurance that the FAS 123R amounts will ever be realized. The assumptions we used to calculate these amounts are included in Note 10 to our audited financial statements for the fiscal year ended December 31, 2007 included in our Annual Report on Form 10-K filed with the SEC on February 29, 2008.

(5)
As of December 31, 2007, each current non-employee director held the following aggregate number of shares under outstanding stock options and unvested stock awards:

Name	Stock options outstanding (#)	Unvested restricted stock units outstanding (#)
Robert F. Friel	68,125	5,000
A. Grant Heidrich, III	178,000	5,000
Charles J. Homcy	406,866	5,000
Raju S. Kucherlapati	164,000	5,000
Jeffrey M. Leiden	35,000	—
Mark J. Levin	1,993,750	5,000
Norman C. Selby	158,837	5,000
Kenneth E. Weg	157,375	5,000
Anthony H. Wild	49,802	5,000
(6)
Dr. Lander served on the Millennium Board through May 10, 2007. The amounts shown reflect his compensation for service through that date.

(7)
Includes amounts attributable to stock options awarded to Mr. Levin while he was employed as Chairperson, Chief Executive Officer and President of Millennium.

        The following table shows equity awards granted to the current non-employee directors in 2007, including the initial stock options granted to Dr. Leiden upon his election to the Board, under the 2000 Stock Incentive Plan and the 2007 Incentive Plan.

Name	Grant Date		Stock option awards (#)(1)	Grant Date Fair Value of stock option awards computed in accordance with FAS 123R ($)(2)	Restricted stock unit awards (#)	Restricted stock awards (#)(3)	Grant Date Fair Value of restricted stockelor restricted stock unit awards computed in accordance with FAS 123R ($)
Robert F. Friel	5/1/2007 5/11/2007 5/31/2007 7/30/2007 10/15/2007	(3) (3) (3)	6,667 — 18,333 — —	20,456 — 61,362 — —	— — 5,000 — —	— 581 — 660 686	— 6,257 54,350 7,049 7,505
A. Grant Heidrich, III	5/1/2007 5/31/2007		6,667 18,333	20,456 61,362	— 5,000	— —	— 54,350
Charles J. Homcy	5/1/2007 5/31/2007		5,834 16,666	17,900 55,783	— 5,000	— —	— 54,350
Raju S. Kucherlapati	5/1/2007 5/31/2007		5,834 16,666	17,900 55,783	— 5,000	— —	— 54,350
Jeffrey M. Leiden	10/3/2007		35,000	122,430	—	—	—
Mark J. Levin	5/1/2007 5/31/2007		5,000 15,000	15,341 50,207	— 5,000	— —	— 54,350
Norman C. Selby	5/1/2007 5/31/2007		5,000 15,000	15,341 50,207	— 5,000	— —	— 54,350
Kenneth E. Weg	5/1/2007 5/31/2007		9,167 23,333	28,127 78,098	— 5,000	— —	— 54,350
Anthony H. Wild	5/1/2007 5/11/2007 5/31/2007 7/30/2007 10/15/2007	(3) (3) (3)	5,000 — 15,000 — —	15,341 — 50,207 — —	— — 5,000 — —	— 929 — 1,093 1,143	— 10,005 54,350 11,673 12,504

(1)
The option exercise price per share is $10.99 for the stock options granted on May 1, 2007, $10.87 for the stock options granted on May 31, 2007 and $10.23 for the stock options granted to Mr. Leiden on October 3, 2007.

(2)
The Grant Date Fair Value computed in accordance with FAS 123R represents the aggregate FAS 123R values of options granted during the year. The weighted-average grant date fair value per option was $3.07 for May 1, 2007 and $3.35 for May 31, 2007. The weighted-average grant date fair value per option for the initial stock options granted to Dr. Leiden was $3.50 for October 3, 2007. There can be no assurance that the Grant Date Fair Value computed in accordance with FAS 123R will ever be realized.

(3)
The restricted stock awards listed in the table for Mr. Friel and Dr. Wild represent fully vested restricted stock issued to them quarterly in lieu of part or all of their annual cash retainers.

        We granted 5,000 restricted stock units to each of our non-employee directors serving on the Board on May 31, 2007. The awards vest in full on May 31, 2008, however the director may elect to defer delivery of the shares that would otherwise be delivered on the award's vesting date until a date at least one year beyond the award's vesting date.

COMPENSATION OF EXECUTIVE OFFICERS

Compensation Discussion and Analysis

Executive Total Compensation Objectives

        Our executive total compensation program is designed to meet the following key objectives.

  •
  Provide highly competitive compensation programs that enable us to attract, retain and motivate the best talent to lead Millennium.

  •
  We pay across a broad market spectrum, targeting between the 50th and 65th percentiles on average for each element of compensation that we award or pay relative to our defined market benchmarks for fully competent and experienced personnel. Long-term individual performance is a key driver of compensation levels. We believe this approach helps us successfully attract and retain highly talented individuals in an extremely competitive environment. In addition, for our executive officers, we consider objective measures such as revenue, market capitalization and headcount in defining target compensation levels versus market benchmarks.

  •
  Focus our executive officers on the achievement of our priority performance goals by basing a significant portion of their compensation on company and individual performance and by the use of compensation elements that are either predominantly or wholly based on performance.

  •
  We place a substantial portion of executive officers' total compensation at risk based on the achievement of annual and longer term financial, commercial, research and development and operating objectives and results through the use of annual and long-term incentive compensation. For our Chief Executive Officer and named executive officers in 2007, actual payouts under our incentive compensation plans represented approximately 72% of their total compensation. We believe this approach clearly links our executive officer team's compensation to our results and achievement of stated goals and each executive officer's contribution to our success.

  •
  Align the interests of our executive officers with those of our shareholders through the use of equity compensation.

  •
  We grant equity awards to our executive officers in the form of stock options and restricted stock that make up a significant portion of their total direct compensation. In 2007, we granted restricted stock to our Chief Executive Officer and other named executive officers that vests only on the achievement of specified performance objectives. For our Chief Executive Officer and named executive officers in 2007, equity awards represented approximately one half of their total compensation. We believe that this significant weighting of long-term equity compensation in the total compensation package creates alignment with our shareholders.

  •
  Respond to changes at Millennium, within the industry and the general and competitive regional employment markets as we evolve and mature as a financially stable and commercially-focused entity.

  •
  From time to time we have refined and adjusted our compensation practices and will continue to do so. For example, as we have grown into a biopharmaceutical company with a leading therapy on the market, we have expanded the role of performance-based cash and equity compensation elements in the overall mix of compensation. In addition, we continue to leverage our compensation resources to reward individuals throughout the organization who exceed goals and achieve exceptional results and who we believe are essential to our long-term success.

  •
  Foster a performance-oriented culture built on shared values, a collaborative team-based approach and a commitment to achieving Millennium's mission—improving the lives of patients who have illnesses that Millennium is addressing through our research, development and commercial activities.

  •
  We align our compensation programs to focus our employees' actions on achieving the priority goals and milestones that will allow us to be successful in achieving this mission.

Elements of Total Direct Compensation and Relationship to Performance

        The three basic forms of direct compensation we provide:

1. Base Salary	+	2. Annual Cash Performance Awards	+	3. Long-Term Equity Incentives	=	Total Direct Compensation

        When the Board Compensation and Talent Committee, or the Committee, and we consider "total compensation," we focus on:

  •
  our compensation relative to market benchmarks;

  •
  internal job to job comparisons; and

  •
  our compensation relative to our overall performance.

Base Salary

        Base salary is intended to provide all of our employees with a fair and competitive base level of compensation that reflects their job function, organization level and experience. On an annual basis, all of our employees, including our executives, are eligible for a merit salary increase generally determined within the context of our overall annual merit increase budget. In determining base salaries for our executive officers, base salary levels including annual increases are determined based on an assessment by the Committee of performance and a comparison of each individual's base salary to the defined market (discussed in detail under "Defining and Comparing Compensation to Market Benchmarks" below) and each individual's experience in their position.

        Employees may also be considered for a salary increase at the time of a promotion.

        The 2007 salary levels and adjustments for our named executive officers are described in more detail under "2007 Direct Compensation Actions" below.

Annual Success Sharing Bonus Program

        Each year, our executive officers, along with all other eligible employees, participate in a success sharing bonus program that is designed to promote the achievement of our priority goals. The Committee establishes annual priority goals it believes can be achieved through sustained high performance. These goals are aligned with the strategic goals approved by the full Board for each fiscal year and typically address product sales, product and pipeline development and financial results. For 2007, our success sharing bonus program goals were developed to support our continued growth and consisted of the following specific performance areas which are described in more detail below:

  •
  Growing sales of VELCADE;

  •
  Managing our business to achieve specified financial results; and

  •
  Advancing our pipeline by achieving priority milestones for VELCADE and specified product candidates.

        All participants have a target bonus level stated as a percent of salary. For 2007, our CEO's target bonus was set at 100% of her salary. Other named executive officers' bonus targets were set at 50% of their base salaries. Funding of the success sharing bonus program can be as low as 0% for company performance results below threshold levels or as high as 150% of the target bonus level based on superior company performance. Individual awards can be higher or lower than the approved funding level and are based on individual performance. The award opportunities and actual awards for the named executive officers under the 2007 success sharing bonus program are discussed in more detail under "2007 Direct Compensation Actions" below and are also set forth in the 2007 Grants of Plan-Based Awards table.

        In the first quarter of each year, the Committee assesses the Company's overall performance compared to the prior year's priority goals and may take into account other factors it deems appropriate to evaluate the Company's performance for the year in order to create an overall funding pool. Specific awards to individual executives under the plan are based on overall success sharing bonus program funding, the individual's success sharing bonus program target and a thorough review of each executive's performance. Awards under the success sharing bonus program are completely contingent upon company and individual performance.

        Awards under the success sharing bonus program, if any, are generally made in March following the year of performance measurement.

        More detail on the 2007 success sharing bonus program goals and assessment of the Company's 2007 performance follows in Assessment of Millennium's 2007 Performance. Awards under the program for 2007 performance for the named executive officers are discussed in more detail under "2007 Direct Compensation Actions" below and are also set forth in the Summary Compensation Table.

Equity Compensation—Stock Options and Restricted Stock

        Our equity compensation programs are intended to:

  •
  Directly align the long-term interests of our employees with those of stockholders and instill a share ownership mentality;

  •
  Promote progress toward the achievement of our long-term strategy; and

  •
  Assist in the long-term retention of employees by vesting equity awards over multiple years.

        Substantially all Millennium employees, including our executive officers, are eligible to participate in our equity compensation plans. Generally, new employees are granted stock options when they start employment and continuing employees are eligible for additional equity grants on an annual basis based on performance and upon promotions.

        Typically, annual grants are made at a regular Committee meeting scheduled in the first quarter. Stock option grants to new hires are made on the last trading day of their first month of employment. Restricted stock grants made to promoted employees are generally made by the Committee at its next meeting following their promotion date. It is our practice to make stock option grants with an exercise price of 100% of fair market value based on the closing price of our common stock on the date of grant.

        Millennium offers all of its employees eligible to receive an annual grant the choice to receive a portion of their annual equity grant in the form of restricted stock. The primary objectives of this approach are to:

  •
  Provide the choice to receive restricted stock, which is a more prevalent equity compensation vehicle used by our peer companies, as well as by pharmaceutical companies with which we compete for executive and senior level talent;

  •
  Allow employees the opportunity to "balance" their equity compensation portfolios;

  •
  Provide participants with a continued choice to receive stock options, which have the potential for greater relative upside gains; and

  •
  Manage compensation expense under FAS 123R.

        Under this program, a participant who chooses restricted shares is granted one restricted share for every three stock options they would have received. This 1:3 ratio of restricted stock to stock options results in a reduction in Black-Scholes value for those participants who choose restricted stock. We believe this "discount" relative to stock options is an appropriate risk adjustment compared to stock options because restricted stock has intrinsic value at grant and a restricted stock award will maintain intrinsic value even if our stock price decreases.

        Ultimately, actual equity awards to our executive officers versus target are driven by each executive's:

  •
  Performance sustained over time;

  •
  Ability to impact our results that drive shareholder value;

  •
  Potential to take on roles of increasing responsibility at Millennium;

  •
  The need for the organization to retain their services; and

  •
  Competitive equity award levels for similar positions and organization levels at our peer companies.

        To further align equity awards with our fundamental performance, the Committee implemented performance based vesting for a portion of these 2007 awards. A significant portion of the annual equity awards to all executive officers will vest only upon achievement or over-achievement of predefined performance objectives. For the 2007 ongoing equity awards, these performance based shares will only vest if objectives determined by the Committee are achieved or overachieved. Specifically:

  •
  50% of the performance portion will vest ratably over four years so long as the predefined annual target performance objective is met or exceeded. No shares will vest in years where target performance objectives are not achieved and such shares will be forfeited; and

  •
  50% of the performance portion will vest ratably over four years so long as the predefined annual over-achievement performance objective is met or exceeded. No shares will vest in years where over-achievement performance objectives are not achieved and such shares will be forfeited.

        For the grant made in February 2007 to executive officers, the target and overachievement performance measures are based on specified non-GAAP net income(1) objectives for Millennium and are discussed in more detail below.

(1)
Millennium presents certain financial measures to the investment community that are not prepared in accordance with generally accepted accounting principles (GAAP). These non-GAAP measures include non-GAAP net income, which excludes non-operational and restructuring charges, non-cash charges and specified other charges that are included in GAAP net income. For 2007, non-GAAP net income excluded amortization expenses of $34.0 million, restructuring charges of $12.9 million and stock-based compensation expense of $25.2 million. For 2008, other than amortization expenses of $34.0 million in 2008, restructuring charges of less than $5.0 million in 2008 and stock-based compensation expense of approximately $30.0 million in 2008, we are unable to provide a quantitative reconciliation because the items that would be excluded are difficult to predict and estimate and are primarily dependent on future events.

2007 Special Equity Grants

        In 2007, we made special restricted stock grants that vest over two years to certain employees with critical skills and top performers, including some executive officers. The purpose of these grants was to recognize and reward high performing employees with critical skills to better support our longer term business objectives.

        Grants made to the named executive officers in 2007 are discussed in more detail under "2007 Direct Compensation Actions" and are also set forth in the 2007 Grants of Plan-Based Awards table and the Summary Compensation Table.

Recoupment Policy

        In December 2007, the Millennium Board adopted a recoupment policy for our executive officers. Under this policy, in the event of a material restatement of all or a portion of the Company's financial statements as a result of intentional wrongdoing on the part of our personnel, the Board has the right, but not the obligation, to use reasonable efforts to require reimbursement to Millennium by an executive officer of compensation, which may include: all or a portion of bonuses paid to the executive officer for the restated period(s), all or a portion of equity compensation that vested as a result of misstated financial statements and all or a portion of proceeds of sales by the executive officer of any Millennium securities for a one-year period following the first public issuance or filing of such misstated financial statements.

Mix of Direct Compensation Components

        As executives have increasing responsibility for and impact on the achievement of the Company's priority performance results, we place greater emphasis on variable, performance-based compensation.

        We do not have a specific policy or formula used to determine a "mix" of total compensation. For 2007, variable, performance-based compensation comprised approximately 72% of the total direct compensation on average for our named executive officers. The following table illustrates relative weighting of fixed versus variable pay and annual versus long-term compensation for Dr. Dunsire and our other named executive officers:

	Fixed	Variable	Annual	Long-Term
CEO	17%	83%	47%	53%
Other NEOs	31%	69%	54%	46%

Elements of Indirect Compensation

        The two basic forms of indirect compensation that we provide are benefits programs, such as health, welfare, life, 401(k) and employee stock purchase plan, which are generally available to all employees, and an executive non-qualified deferred compensation program.

Benefits

        We provide the following benefits to our executive officers generally on the same basis as the benefits provided to all employees:

  •
  Health, vision and dental insurance;

  •
  Life insurance;

  •
  Short- and long-term disability;

  •
  401(k) with company match; and

  •
  Employee stock purchase plan providing for the opportunity to purchase Millennium common stock at a discount to market price.

        We believe that these benefits are consistent with those offered by other companies, specifically those with whom we compete for employees.

Nonqualified Deferred Compensation Program

        The only benefit that we offer to our executives and not broadly to other employees is the opportunity to participate in our nonqualified deferred compensation plan. Under the plan, our executive officers and certain other senior level employees may contribute up to 60% of their annual salary and 100% of the success sharing bonus program award on a pre-tax basis to a deferred account. Deferred amounts are invested in the Fidelity Investments Advisor family of funds and any amounts, including dividends and interest, are unfunded liabilities of Millennium. The nonqualified deferred compensation program is intended to operate in a manner consistent with Internal Revenue Code Section 409A.

How Executive Compensation Is Determined

Role of Our Executives, the Committee and Consultants in Determining Compensation Program and Setting Compensation Levels

Role of the Company and Executive Officers

        On our behalf, the Senior Vice President of Human Resources and his staff continually monitor how our compensation programs are working internally, how these programs are perceived by employees, how these programs compare to market practices and if our practices are aligned with emerging compensation trends and best practices. Based on the results of these evaluations, our executive team discusses alternative approaches and improvements and ultimately makes recommendations to the Committee on how to improve and evolve our compensation programs in order to meet our compensation objectives.

Role of Our Board Compensation and Talent Committee

        The Committee approves, administers and interprets our compensation programs, including our executive compensation programs, as outlined in its charter. The Committee reviews and makes recommendations to our Board to ensure that our executive compensation and benefit programs are consistent with our compensation objectives. The Committee administers our equity compensation plans and our success sharing bonus program. The Committee reviews the Chief Executive Officer's recommendations for compensation of executive officers and approves the compensation for all executive officers, including the Chief Executive Officer. A more detailed description of the role and duties of the Committee can be found under "Committees of the Board."

Role of Consultants

        The Committee has engaged W.T. Haigh & Company, Inc. as its independent executive compensation consultant. The consultant works with the Board to assess the competitiveness of our overall executive and director compensation and benefits programs, provide information and guidance regarding emerging market practices, trends and changes in regulatory environment and to provide an independent and, in some cases, an alternative point of view regarding management compensation proposals. W.T. Haigh & Company, Inc. does not provide any other consulting services to the company.

Defining and Comparing Compensation to Market Benchmarks

        Each year since 1999 the Committee has engaged W.T. Haigh & Company, Inc. to work with the Committee, the Chief Executive Officer and the Senior Vice President of Human Resources to conduct an executive total compensation review that compares Millennium's executive total compensation programs and levels to those in our defined market. This review focuses on the structure of our compensation program as well as on comparison to the market of target and actual total compensation.

        The consultant works directly with the Committee, the Chief Executive Officer and the Senior Vice President of Human Resources to interpret results, make specific and general recommendations and assist in the determination of next steps.

Defining the Market

        For our executives, we compare our executive total compensation practices to others in our industry. For our executives, our primary market comparator is currently a select peer group of 15 product-based biopharmaceutical companies. This group of companies is reviewed with and approved by the Committee annually. For compensation actions made in 2007, this group of companies consisted of:

  •
  Alkermes, Inc.;

  •
  Amgen Inc.;

  •
  Amylin Pharmaceuticals Inc.;

  •
  Biogen Idec Inc;

  •
  Celgene Corporation;

  •
  Cephalon, Inc;

  •
  Genzyme Corporation;

  •
  Gilead Sciences Inc.;

  •
  ICOS Corporation;

  •
  Imclone Systems Incorporated;

  •
  Medimmune, Inc.;

  •
  OSI Pharmaceuticals, Inc.;

  •
  PDL BioPharma, Inc.;

  •
  Sepracor Inc.; and

  •
  Vertex Pharmaceuticals Inc.

        In order to establish market comparables for our employees, including our executives, in addition to the select peer group information discussed above, we also review various third-party compensation survey reports, including information about select pharmaceutical company compensation practices, because we compete for talent with those companies. These reports include Radford, SIRS and Towers-Perin, which provide us with market compensation data on other biopharmaceutical and pharmaceutical companies.

Determining Compensation Structure and Levels

        We compare our compensation practices and levels to market by:

  •
  each of our three primary direct compensation components;

  •
  target and actual total annual cash compensation; and

  •
  total annual direct compensation.

        We also compare our equity compensation practices to market practices. The market comparisons made in this process are used to determine our approximate competitive position relative to the appropriate market benchmark by each compensation component and in total and are used to establish our target level of compensation for each named executive officer

        As stated in our compensation objectives, we believe we must offer competitive compensation opportunities to ensure that we have a talented and dedicated executive team. For our executives in particular, we believe there are several other significant factors to consider when evaluating the competitiveness of our total compensation, such as:

  •
  Our absolute annual and longer term performance compared to our predefined objectives in keeping with the evolution of our company;

  •
  Our relative performance to the companies in our primary peer group and the biotechnology and pharmaceutical industries in general; and

  •
  Our size relative to the peer group companies as compared by objective scope measures such as:

  •
  Revenues,

  •
  Operating profit,

  •
  Headcount, and

  •
  Market capitalization.

        We believe that consideration of these additional comparison factors helps us determine the competitiveness of our total compensation practices and levels compared to the market.

Assessment of Millennium's 2007 Performance

        Our business strategy is to build a portfolio of innovative, new medicines based on our understanding of particular molecular pathways that affect the establishment and progression of specific diseases in the fields of cancer, inflammatory bowel diseases and other inflammatory diseases. We plan to develop and commercialize many of our products on our own, but will seek development and commercial collaborators on favorable terms and when we believe that doing so would be advantageous to us. In order to enable these strategic initiatives to continue, we are focused on growing revenues from VELCADE® (bortezomib) for Injection, making prudent research and development expenditures and decisions to drive our innovative pipeline forward, managing expenses and continuing to analyze and execute appropriate potential in-licensing and acquisition opportunities. We are also focused on continually strengthening our management, commercial and scientific teams, in order to provide the human resources necessary to carry out our business objectives.

        In 2007, we continued to make significant progress in positioning the Company for strong future growth. Specifically, the following outline our success against our three priority goals for 2007:

  •
  VELCADE Growth:  We achieved net product sales of VELCADE of $265.2 million for 2007, an increase of 20% versus 2006, exceeding our established target. We also catalyzed the acceleration of continued VELCADE revenue growth through:

  •
  Submitting a supplemental new drug application to the Food and Drug Administration, or FDA, for the approval of VELCADE for front-line multiple myeloma;

  •
  Successfully implementing our two-year co-promotion agreement with Ortho Biotech, Inc., a member of The Johnson & Johnson Family Of Companies, to jointly promote VELCADE in the United States; and

  •
  Presenting data from three phase III clinical trials with significant findings at the December 2007 Annual American Society of Hematology (ASH) 49th Annual Meeting.

  •
  Financial Results:  We significantly exceeded our financial guidance expectations by finishing 2007 with non-GAAP net income of $86.9 million, which represents a 125% improvement versus 2006. This included the earlier than expected achievement of a sales based milestone of $40.0 million from our partner, Ortho Biotech, Ltd., a member of The Johnson & Johnson Family Of Companies.

  •
  Pipeline Advancements:  We continued to build our Company for long-term growth through the following major pipeline advancements:

  •
  Completed important clinical advancements for MLN0002, a gut-specific therapy currently being developed for use in both ulcerative colitis and Crohn's disease;

  •
  Filed an investigational new drug application with the FDA for MLN4924 in December 2007, ahead of schedule;

  •
  Progressed MLN2238, a wholly-owned second generation proteasome inhibitor, as a development candidate; and

  •
  Made a timely and efficient decision on discontinuing clinical funding for MLN3897 in rheumatoid arthritis.

The Committee also considered other factors when reviewing 2007 performance and determining incentive compensation awards, such as an increase in the trading price of our common stock of 37.4% in 2007.

2007 Direct Compensation Actions for Our Chief Executive Officer and other Named Executive Officers

        The accomplishments above reflected the efforts of all of our employees, including members of our executive team, and were taken into account by the Committee in providing our executives with the annual cash performance awards outlined here.

        Salary increases and equity awards made during 2007 reflected:

  •
  2006 performance and accomplishments;

  •
  Expected future individual contributions; and

  •
  In the case of performance-based equity awards, the incentive to achieve performance metrics based on non-GAAP net income.

Compensation actions for 2007 with respect to the Chief Executive Officer reflect the Committee's assessment of performance relative to Company goals and objectives and individual performance objectives. Compensation actions for 2007 with respect to our other named executive officers reflect our Chief Executive Officer's and the Committee's assessment of performance relative to company goals and objectives, departmental or functional area goals and individual performance objectives. Each executive's compensation was also compared with market benchmarks, as described above.

Salary Adjustments

        On March 1, 2007, the Committee approved the following salary increases for the named executive officers:

Name	2006 Salary ($)	Increase (%)	2007 Salary ($)
Deborah Dunsire	830,000	6.02	880,000
Marsha H. Fanucci	425,425	6.99	455,184
Christophe Bianchi	415,000	6.08	440,232
Nancy Simonian(1)	407,397	3.10	420,026
Laurie B. Keating	372,611	6.01	395,000

    (1)
    Because Dr. Simonian was not an executive officer of the Company on March 1, 2007, her compensation was not reviewed and approved by the Committee. In addition, Dr. Simonian's salary was adjusted in connection with her promotion in May 2007 to $440,000, an increase of 4.8% over her March 1, 2007 salary rate.

Success Sharing Bonus Awards

        In December 2006, the Committee approved increases to the success sharing bonus targets described in more detail above under "Elements of Total Direct Compensation and Relationship to Performance."

        In January 2008, the Committee approved overall funding under our success sharing bonus program at 142.5% of target. In making this determination, the Committee considered our results versus the predefined success sharing bonus program goals as well as our significant additional accomplishments during 2007 as described above. In February 2008, the Committee approved the following specific awards:

		Bonus Target		2007 Success Share Award
Name	2007 Salary ($)	Salary (%)	Value ($)	Value ($)
Deborah Dunsire	880,000	100	880,000	1,540,000
Marsha H. Fanucci	455,184	50	227,592	315,000
Christophe Bianchi	440,232	50	220,116	395,000
Nancy Simonian	440,000	50	220,000	292,000
Laurie B. Keating	395,000	50	197,500	278,000

Equity Awards

        In making its equity awards in February 2007 to our executive officers, the Committee considered our executive team's:

  •
  Expected continued leadership of and contributions to the achievement of our long-term business strategy discussed above;

  •
  Success in our continued efforts to grow sales of VELCADE;

  •
  Results versus performance objectives for 2006;

  •
  Continued strategic efforts to focus our resources on our key priorities and achieve desired financials results; and

  •
  Incentive to achieve pre-set performance metrics.

        In February 2007, the Committee approved the following awards:

	Stock Options		Time-Vested Restricted Stock		Performance Restricted Stock
Name	Options (#)	Fair Value ($)	Shares (#)	Fair Value ($)	Shares (#)	Fair Value ($)
Deborah Dunsire	100,000	429,470	100,000	1,084,000	111,200	1,205,408
Marsha H. Fanucci	45,000	193,262	24,230	262,653	20,000	216,800
Christophe Bianchi	—	—	60,565	656,525	25,000	271,016
Nancy Simonian(1)	—	—	26,920	291,813	—	—
Laurie B. Keating	—	—	37,730	408,993	19,000	205,960

(1)
Because Dr. Simonian was not an executive officer of the Company in February 2007, her awards were not reviewed and approved by the Committee. In addition, Dr. Simonian was awarded 13,300 shares of time-vested restricted stock on May 9, 2007 in connection with her promotion, with a fair value of $147,098.

        Based on our non-GAAP net income results for 2007, the maximum number of performance shares subject to performance vesting in 2007 vested on February 27, 2008, the first anniversary of the grant date.

The table above includes the following restricted shares granted in connection with our special restricted stock grants to certain high performing employees with critical skills as described above under "Equity Compensation-Stock Options and Restricted Stock":

  •
  Christophe Bianchi, 23,065 shares;

  •
  Marsha Fanucci, 9,230 shares;

  •
  Nancy Simonian, 6,920 shares; and

  •
  Laurie Keating, 9,230 shares

Additional details of the 2007 compensation actions for our named executive officers are provided in the Summary Compensation Table and the 2007 Grants of Plan-Based Awards table.

2008 Direct Compensation Actions for Our Chief Executive Officer and other Named Executive Officers

        As of March 1, 2008, the following 2008 compensation actions have been made:

			Equity Awards
	Base Salary			Time- Vested Restricted Stock (#)
					Performance- Vested Restricted Stock (#)
Name	2008 Salary ($)	Increase (%)	Stock Options (#)
Deborah Dunsire	915,000	3.98	647,490	—	143,890
Marsha H. Fanucci	472,000	3.69	68,395	22,800	30,400
Christophe Bianchi	484,255	10.00	129,500	43,170	57,560
Nancy Simonian	460,000	4.55	139,210	—	30,940
Laurie B. Keating	413,313	4.60	135,980	—	30,220

Tax and Accounting Considerations for Executive Compensation.

Deductibility of Executive Compensation—IRC Section 162(m)

        Section 162(m) of the Internal Revenue Code generally disallows the deductibility of compensation paid to Millennium's Chief Executive Officer and four other most highly compensated officers to the extent it exceeds $1.0 million per executive. Certain compensation, including qualified performance-based compensation, will not be subject to the deduction limit if specified requirements under section 162(m) are met. We anticipate that the deduction limit will be exceeded for certain executive officers and a portion of executive compensation was not deductible in 2007 and believe some compensation will not be deductible in 2008 and beyond.

        In 2007, our shareholders approved the 2007 Incentive Plan, which includes features that will allow us to maintain the deductibility of certain cash and equity incentives related to fiscal year 2008 performance and beyond that were previously not deductible under 162(m).However, the Committee believes that it is appropriate to retain discretion in determining executive compensation and will reserve the right to exercise this discretion in determining compensation in excess of the limit when such payment is deemed appropriate. Millennium expects that the loss of deductibility of certain compensation in excess of the limit of Section 162(m) will not have a material effect on our results of operation.

Nonqualified Deferred Compensation—IRC Section 409A

        On October 22, 2004, the American Jobs Creation Act of 2004 was signed into law, changing the tax rules applicable to nonqualified deferred compensation arrangements. While the final regulations have not become effective yet, we believe we are operating in good faith compliance with the statutory provisions of the Code that are currently effective. A more detailed discussion of our nonqualified deferred compensation arrangements is provided above under the heading Nonqualified Deferred Compensation Program.

Accounting for Stock-Based Compensation—FAS 123R

        Effective January 1, 2006, we include the accounting impact of equity awards as required under FAS 123R in our financial statements. The non-cash accounting charge for equity compensation has not been a primary factor considered in determining the size of individual awards or the equity awards granted to employees, consultants and directors company-wide. We will continue to carefully quantify and monitor the non-cash accounting expense of our equity programs.

Employment Agreements, Change in Control and Severance Benefits

        We have entered into employment agreements with our executive officers, including our Chief Executive Officer and all named executive officers. These agreements are described in more detail below. These agreements provide for severance compensation to be paid if the executives are terminated under certain conditions, such as a change in control of the Company, a termination without cause by us, or a termination by the executive for good reason, each as is defined in the agreements.

        Additionally, the Company's Key Employee Change in Control Severance Plan provides separation pay and benefits to the Company's employees at the level of Senior Vice President and above whose employment is involuntarily terminated without cause or who voluntarily terminate their employment for good reason within one month before or 12 months following the effective date of a change in control of the Company. The Key Employee Change in Control Severance Plan is described in more detail below.

        Our 2007 Incentive Plan and other of our equity incentive plans under which we have issued equity awards to our executive officers, provide for full accelerated vesting of stock awards for holders who terminate their employment for good reason or whose employment is terminated without cause within one month before or 12 months following a change of control.

        The change of control provisions and the related severance compensation provisions of the employment agreements with our executive officers, our Key Employee Change in Control Severance Plan and our stock incentive plans are designed to meet the following objectives:

  1.
  Change in Control: As part of our normal course of business, we engage in discussions with other biotechnology and pharmaceutical companies about possible collaborations, licensing and other ways in which we may work together to further our respective long-term objectives. In addition, many larger, established pharmaceutical companies consider companies at similar stages of growth as Millennium as potential acquisition targets as a means of adding value to their commercial, discovery and development pipelines. In some scenarios, the potential for merger or acquisition may be in the best interests of shareholders. We provide severance compensation if an executive is terminated as a result of a corporate transaction in order to maintain the continuity of management during the transaction and in order to promote the ability of our executive officers to act in the best interests of our shareholders even though there exists the possibility that their employment could be terminated as a result of the transaction.

  2.
  Termination Without Cause by the Company or for Good Reason by the employee: If we terminate the employment of an executive officer without cause or an executive terminates his or her employment with us for good reason, each as defined in the agreements, we are obligated to continue to pay their base salary through the remainder of their contractual term. We believe this is appropriate because:

  •
  The terminated executive is bound by confidentiality and non-compete provisions covering one year following termination;

  •
  We and the executive have mutually agreed to a severance package that is in place prior to any termination event. This provides us more flexibility to make a change in senior management if such a change is in the best interests of the Company and our shareholders; and

  •
  The terminated executive receives a fair severance payment that is defined in advance of a termination without cause.

Compensation and Talent Committee Report on Executive Compensation

        The Compensation and Talent Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on that review and discussions, the Compensation and Talent Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Information Statement.

By the Compensation and Talent Committee
Kenneth E. Weg, Chairman
A. Grant Heidrich, III
Norman C. Selby

Summary Compensation

        The following table shows certain information about the compensation of our Chief Executive Officer, our Chief Financial Officer and each of our three other most highly compensated executive officers who were serving as executive officers as of December 31, 2007, or our named executive officers.

Summary Compensation Table
(a)	(b)	(c)	(d)		(e)	(f)	(g)	(h)	(i)	(j)
Name and Principal Position	Year	Salary ($)	Bonus ($)(1)		Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)	Total ($)
Deborah Dunsire Chief Executive Officer and President	2007 2006	871,667 825,000	— 1,000	(7)	2,093,526 1,261,132	643,769 924,123	1,540,000 800,000	— —	46,485 63,209	5,195,447 3,874,464
Marsha H. Fanucci Senior Vice President and Chief Financial Officer	2007 2006	450,224 421,357	— 1,500	(7)	377,222 313,142	443,161 877,820	315,000 225,000	— —	17,450 16,780	1,603,057 1,855,599
Christophe Bianchi Executive Vice President, Commercial Operations	2007 2006	436,027 380,417	35,000 26,000	(8) (8)	419,689 145,173	220,052 293,224	395,000 195,000	— —	53,114 469,571	1,558,882 1,509,385
Nancy Simonian Chief Medical Officer	2007 2006	430,783 390,721	— 1,000	(7)	289,248 607,123	256,148 219,403	292,000 158,000	— —	12,049 11,665	1,280,228 1,387,912
Laurie B. Keating Senior Vice President and General Counsel	2007 2006	391,269 370,223	— 1,500	(7)	378,985 346,541	179,550 376,203	278,000 180,000	— —	12,625 12,254	1,240,429 1,286,721

(1)
Bonus amounts awarded under our ongoing Success Sharing Bonus Plan to each executive officer in 2008 for the year ended December 31, 2007 and in 2007 for the year ended December 31, 2006 are reported in column (g).

(2)
The amounts in column (e) reflect the dollar amount recognized as compensation cost for financial statement reporting purposes in accordance with FAS 123R, of restricted stock awarded under our equity plans, and may include amounts from awards granted in prior years. There can be no assurance that the FAS 123R amounts will ever be realized. The assumptions we used to calculate these amounts are included in footnote 10 to our audited financial statements for the fiscal years ended December 31, 2006 and 2007 included in our Annual Reports on Form 10-K filed with the SEC.

(3)
The amounts in column (f) reflect the dollar amount recognized as compensation cost for financial statement reporting purposes in accordance with FAS 123R, of stock options granted under our equity plans and may include amounts from stock options granted in prior years. There can be no assurance that the FAS 123R amounts will ever be realized. The assumptions we used to calculate these amounts are included in footnote 10 to our audited financial statements for the fiscal years ended December 31, 2006 and 2007 included in our Annual Reports on Form 10-K filed with the SEC.

(4)
The amounts in this column (g) reflect cash bonus awards paid in 2008 and in 2007 to each executive under our Success Sharing Bonus Plan for the prior fiscal year.

(5)
Under the terms of their employment agreements, Millennium contributed an amount into a tax deferred account for each of Dr. Dunsire and Dr. Bianchi at the time they commenced employment with Millennium. These tax deferred accounts may invest in funds similar to those offered through the 401(k) plan, including funds available through the Fidelity Funds Network. Because participants in our 401(k) plan may also invest in the funds available through the Fidelity Funds Network at an additional cost of $100 annually, Dr. Dunsire and Dr. Bianchi did not receive above-market or preferential earnings on their tax deferred accounts.

(6)
All other compensation in column (i) includes:

			Dollar value of Millennium common stock contributed by Millennium to the executive's account under 401(k) Plan ($)
	Term life insurance premiums paid by Millennium ($)
					Other ($)
Name
	2007	2006	2007	2006	2007		2006
Deborah Dunsire	1,080	720	10,969	9,900	34,436	(a)	52,589	(a)
Marsha H. Fanucci	1,656	1,656	10,969	9,900	4,825	(b)	5,224	(b)
Christophe Bianchi	1,080	990	10,092	9,690	41,942	(c)	458,891	(c)
Nancy Simonian	1,080	1,080	10,969	9,900	—		685	(d)
Laurie B. Keating	1,656	1,656	10,969	9,900	—		698	(d)

  (a)
  Includes for 2007, $11,748 for travel, hotel and related expenses for the executive paid by Millennium, including $4,459 as a gross-up for the related tax liability, and a $22,688 mortgage subsidy; and for 2006, $12,322 for travel, hotel and related expenses for the executive and the executive's spouse paid by Millennium, including $3,912 as a gross-up for the related tax liability; a $30,938 mortgage subsidy; $8,864 for tax preparation services, including $2,814 as a gross-up for the related tax liability and $465 as a gross-up for the tax liability relating to the gift certificate reported in column (d) of the Summary Compensation Table.

  (b)
  Includes for 2007, $4,825 and for 2006, $4,526 imputed income relating to premium payments for domestic partner medical insurance and for 2006, $698 as a gross-up for the tax liability relating to gift certificates reported in column (d) of the Summary Compensation Table.

  (c)
  Includes for 2007, $22,639 for travel, hotel and related expenses for the executive and the executive's spouse paid by Millennium, including $7,188 as a gross-up for the related tax liability; $19,303 paid under Millennium's relocation program in connection with Dr. Bianchi's relocation to the Boston area, including $7,836 as a gross-up for the related tax liability; and for 2006, $12,430 for travel, hotel and related expenses for the executive and the executive's spouse paid by Millennium, including $3,947 as a gross-up for the related tax liability; $445,996 paid under Millennium's relocation program in connection with Dr. Bianchi's relocation to the Boston area, including $25,106 as a gross-up for the related tax liability and $327,175 for the selling costs on his former residence; and $465 as a gross-up for the tax liability relating to the gift certificate reported in column (d) of the Summary Compensation Table.

  (d)
  Represents amount paid as a gross-up for the tax liability related to the gift certificate reported in column (d) of the Summary Compensation Table.

(7)
Represents a gift certificate(s) awarded to the executive.

(8)
Includes for 2007 a sign on bonus of $35,000 and for 2006 a sign on bonus of $25,000 and $1,000 for a gift certificate awarded to the executive.

2007 Grants of Plan-Based Awards

        The following table shows certain information about the grants of plan-based awards in 2007 to our named executive officers.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards				All Other Stock Awards: Number of Shares of Stock or Units(#)(2)		All Other Option Awards: Number of Securities Underlying Options (#)		Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(3)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)		Maximum (#)
Deborah Dunsire	1/1/2007 2/27/2007 2/27/2007 2/27/2007 2/27/2007	176,000 — — — —	880,000 — — — —	1,980,000 — — — —	— — — — —	— — 55,600 55,600 —	(5) (6)	— — — — —	— 100,000 — — —	(4)	— — — — 100,000	(7)	— — — — 10.84	— 1,084,000 602,704 602,704 429,470
Marsha H. Fanucci	1/1/2007 2/27/2007 2/27/2007 2/27/2007 2/27/2007 2/27/2007	45,518 — — — — —	227,592 — — — — —	512,082 — — — — —	— — — — — —	— — — 10,000 10,000 —	(5) (6)	— — — — — —	— 9,230 15,000 — — —	(8) (4)	— — — — — 45,000	(7)	— — — — — 10.84	— 100,053 162,600 108,400 108,400 193,262
Christophe Bianchi	1/1/2007 2/27/2007 2/27/2007 2/27/2007 2/27/2007	44,023 — — — —	220,116 — — — —	495,261 — — — —	— — — — —	— — — 12,500 12,500	(5) (6)	— — — — —	— 23,065 37,500 — —	(9) (4)	— — — — —		— — — — —	— 250,025 406,500 135,508 135,508
Nancy Simonian	1/1/2007 2/27/2007 2/27/2007 5/9/2007	44,000 — — —	220,000 — — —	495,000 — — —	— — — —	— — — —		— — — —	— 6,920 20,000 13,300	(8) (4) (4)	— — — —		— — — —	— 75,013 216,800 147,098
Laurie B. Keating	1/1/2007 2/27/2007 2/27/2007 2/27/2007 2/27/2007	39,500 — — — —	197,500 — — — —	444,375 — — — —	— — — — —	— — — 9,500 9,500	(5) (6)	— — — — —	— 9,230 28,500 — —	(8) (4)	— — — — —		— — — — —	— 100,053 308,940 102,980 102,980

(1)
Reflects the threshold, target and maximum award amounts under our 2007 Success Sharing Bonus Program. The amounts actually paid in 2008 to the named executive officers under the 2007 Success Sharing Bonus Program are shown in column (g) of the Summary Compensation Table above. Also see discussion of the Success Sharing Bonus Program in the Compensation Discussion and Analysis above.

(2)
Shares of restricted stock granted under our 2000 Stock Incentive Plan or 1997 Equity Incentive Plan.

(3)
Grant Date Fair Value computed in accordance with FAS 123R represents the aggregate FAS 123R values of stock and options granted during the year. The grant date fair value for performance based awards was calculated by applying the FAS 123R value as of the grant date to the total target shares assuming all performance criteria are met. The weighted-average grant date fair value per option for stock options granted to Dr. Dunsire and Ms. Fanucci was $4.29 for February 27, 2007.

(4)
The award vests for 25% of the number of shares granted on each of the first, second, third and fourth anniversaries of the grant date.

(5)
The award vests for 25% of the number of shares granted on each of the first, second, third and fourth anniversaries of the grant date subject to the achievement of certain performance criteria. If these criteria are not achieved, the portion of the awards vesting on such vesting date will be forfeited. The amounts disclosed represent the number of shares of common stock issuable assuming achievement of all performance criteria.

(6)
The award vests for 25% of the number of shares granted on each of the first, second, third and fourth anniversaries of the grant date subject to the overachievement of certain performance criteria. If these criteria are not overachieved, the portion of the awards vesting on such vesting date will be forfeited. The amounts disclosed represent the number of shares of common stock issuable assuming overachievement of all performance criteria.

(7)
Option becomes exercisable for 25% of the number of shares granted on each of the first, second, third and fourth anniversaries of the grant date.

(8)
The award vests for 100% of the number of shares granted on the second anniversary of the grant date.

(9)
The award vests for 50% of the number of shares granted on each of the first and second anniversaries of the grant date.

        The following table shows certain information about the outstanding unexercised stock options and unvested restricted stock awarded to our named executive officers. See the notes to the table for the vesting schedule for stock options and restricted stock awards listed in the table.

Outstanding Equity Awards at Fiscal Year-End 2007

	Option Awards							Stock Awards
													Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
					Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)						Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)
										Market Value of Shares or Units of Stock That Have Not Vested(2) ($)
								Number of Shares or Units of Stock That Have Not Vested (#)
	Number of Securities Underlying Unexercised Options (#)
						Option Exercise Price ($)
Name							Option Expiration Date(1)
	Exercisable		Unexercisable
Deborah Dunsire	53,124 53,125 53,125 —	(3) (3) (3)	59,376 59,375 59,375 100,000	(3) (3) (3) (4)		10.00 9.99 9.33 10.84	7/18/2015 8/31/2015 9/30/2015 2/27/2017	520,001	(5)	7,789,615	111,200	(6)	1,665,776
Marsha H. Fanucci	120,000 4,302 4,302 4,301 6,019 13,164 13,164 6,855 2,988 2,988 2,987 19,271 7,119 7,118 19,272 7,118 7,813 7,812 7,812 35,938 21,354 21,354 35,938 101,563 21,354 212,500 —	(7) (8) (8) (9) (10) (11) (11) (12) (13) (14) (15) (16) (17) (18) (19) (20) (21) (22) (23) (24) (25) (26) (27) (28) (29) (30)	— — — — — — — — — — — — — — — — — — — 1,562 3,646 3,646 1,562 23,437 3,646 — 45,000	(24) (25) (26) (27) (28) (29) (4)		48.125 33.25 26.55 37.78 16.13 19.49 22.04 18.42 7.99 8.27 9.35 6.88 12.57 13.91 14.68 15.45 15.92 15.83 18.65 17.77 11.15 11.89 12.09 13.36 13.67 8.41 10.84	7/31/2010 3/6/2011 4/6/2011 5/4/2011 9/26/2011 2/27/2012 3/27/2012 4/26/2012 10/17/2012 11/15/2012 12/17/2012 2/26/2013 7/31/2013 8/29/2013 9/2/2013 9/30/2013 10/31/2013 11/28/2013 12/31/2013 2/25/2014 7/28/2014 8/31/2014 9/1/2014 9/23/2014 9/30/2014 3/3/2015 2/27/2017	55,482	(31)	831,120	20,000	(6)	299,600
Christophe Bianchi	30,556 30,556 30,556	(32) (32) (32)	36,111 36,111 36,110	(32) (32) (32)		10.48 10.09 9.08	2/28/2016 3/31/2016 4/28/2016	80,563	(33)	1,206,834	25,000	(6)	374,500
Nancy Simonian	20,000 20,000 20,000 3,106 3,105 3,104 4,166 22,500 8,334 8,333 8,333 29,948 29,948 81,250 3,038 3,038 80,000 3,038	(34) (34) (34) (11) (11) (12) (15) (19) (35) (36) (37) (24) (27) (28) (38) (39) (29) (40)	— — — — — — — — — — — 1,302 1,302 18,750 1,129 1,129 — 1,128	(24) (27) (28) (38) (39) (40)		34.09 24.51 19.01 19.49 22.04 18.42 9.35 14.68 15.92 15.83 18.65 17.77 12.09 13.36 9.21 8.60 8.41 8.42	11/30/2011 12/31/2011 1/31/2012 2/27/2012 3/27/2012 4/26/2012 12/17/2012 9/2/2013 10/31/2013 11/28/2013 12/31/2013 2/25/2014 9/1/2014 9/23/2014 1/31/2015 2/28/2015 3/3/2015 3/31/2015	69,012	(41)	1,033,800	—		—
Laurie B. Keating	40,624 40,625 40,625 6,401	(42) (42) (42) (30)	9,376 9,375 9,375 —	(42) (42) (42)		13.67 12.98 12.62 8.41	9/30/2014 10/29/2014 11/30/2014 3/3/2015	82,730	(43)	1,239,295	19,000	(6)	284,620

(1)
The expiration date for all stock options is ten years after the grant date.

(2)
Based on $14.98 per share, the closing sales price of Millennium common stock on December 31, 2007.

(3)
1/4 of the total number of shares granted vested on 7/18/2006 and 1/48th vests monthly thereafter.

(4)
1/4 of the total number of shares granted vests annually beginning 02/27/2008.

(5)
120,000 shares vest on July 18, 2008, 200,000 on July 18, 2009, 33,334 on March 6, 2008, 33,334 on March 6, 2009, 33,333 on March 6, 2010 and 100,000 vest 25% annually over four years beginning February 27, 2008.

(6)
Reflects restricted stock awards that vest for 25% of the number of shares granted on each of the first, second, third and fourth anniversaries of the grant date subject to the achievement or overachievement of certain performance criteria. Because certain performance criteria were achieved and overachieved in the first year, 25% of each award vested in full on 2/27/2008. New performance criteria must be achieved or overachieved in each of the next three years for each of the awards' three remaining tranches to vest. If these criteria are not achieved or overachieved, the portion of the awards vesting on such vesting dates will be forfeited.

(7)
1/4 of the total number of shares granted vested on 07/17/2001 and 1/48th vested monthly thereafter.

(8)
1/48th of the total number of shares granted vested monthly beginning 04/06/2001.

(9)
1/48th of the total number of shares granted vested on 05/04/2001 and 1/48th vested monthly thereafter

(10)
1/54th of the total number of shares granted vested monthly beginning 10/26/2001.

(11)
1/48th of the total number of shares granted vested monthly beginning 03/27/2002.

(12)
1/48th of the total number of shares granted vested on 4/26/2002 and 1/48th vested monthly beginning 04/27/2002.

(13)
1/53rd of the total number of shares granted vested monthly beginning 11/17/2002.

(14)
1/53rd of the total number of shares granted vested on 11/15/2002 and 1/53rd vested monthly thereafter beginning 11/17/2002.

(15)
Two fifty-thirds of the total number of shares granted vested on 12/17/2002 and 1/53rd vested monthly thereafter.

(16)
1/48th of the total number of shares granted vested monthly beginning 03/26/2003.

(17)
1/48th of the total number of shares granted vested monthly beginning 08/07/2003.

(18)
1/48th of the total number of shares granted vested on 08/29/2003 and 1/48th vested monthly thereafter beginning 09/07/2003.

(19)
6/48ths of the total number of shares granted vested on 09/02/2003 and 1/48th vested monthly thereafter beginning 09/26/2003.

(20)
2/48ths of the total number of shares granted vested on 09/30/2003 and 1/48th vested monthly thereafter beginning 10/07/2003.

(21)
1/48th of the total number of shares granted vested monthly beginning 11/27/2003.

(22)
1/48th of the total number of shares granted vested on 11/28/2003 and 1/48th vested monthly thereafter beginning 12/27/2003.

(23)
2/48ths of the total number of shares granted vested on 12/31/2003 and 1/48th vested monthly thereafter beginning 01/27/2004.

(24)
1/48th of the total number of shares granted vests monthly beginning 03/25/2004.

(25)
1/48th of the total number of shares granted vests monthly beginning 08/28/2004.

(26)
1/48th of the total number of shares granted vests monthly beginning 08/31/2004.

(27)
6/48ths of the total number of shares granted vested 09/01/2004 and 1/48th vests monthly thereafter beginning 09/25/2004.

(28)
1/48th of the total number of shares granted vests monthly beginning on 10/23/2004.

(29)
2/48ths of the total number of shares granted vested on 09/30/2004 and 1/48th vests monthly thereafter beginning 10/28/2004.

(30)
1/48th of the total number of shares granted vested monthly beginning 04/03/2005 through 02/03/2007 and 25/48ths vested on 03/03/2007.

(31)
9,230 shares vest on February 27, 2009, 15,000 shares vest 1/4 annually over four years beginning February 27, 2008, and 31,252 vest 1/3 annually over three years beginning 3/6/2008.

(32)
1/4 of the total number of shares granted vested on 2/1/2007 and 1/48th vest monthly thereafter beginning 3/1/2007.

(33)
11,533 shares vest on 2/27/2008 and 11, 532 on 2/27/2009, 37,500 shares vest annually over four years beginning February 27, 2008 and 19,998 shares vest 50% on each of February 1, 2008 and 2009.

(34)
1/4th of the total number of shares granted vested on 11/12/2002 and 1/48th vested monthly thereafter beginning 12/12/2002.

(35)
1/48th of the total number of shares granted vested monthly beginning 11/16/2003.

(36)
1/48th of the total number of shares granted vested on 11/28/2003 and 1/48th vested monthly thereafter beginning 12/16/2003.

(37)
2/48ths of the total number of shares granted vested on 12/31/2003 and 1/48th vested monthly thereafter beginning 01/16/2004.

(38)
1/48th of the total number of shares granted vests monthly beginning 02/17/2005.

(39)
1/48th of the total number of shares granted vested 02/28/2005 and 1/48th vests monthly thereafter beginning 03/17/2005.

(40)
2/48ths of the total number of shares granted vested on 03/31/2005 and 1/48th vests monthly thereafter beginning 04/17/2005.

(41)
6,920 shares vest on February 27, 2009, 20,000 shares vest 1/4 annually over four years beginning February 27,2008, 16,875 vest 1/3 annually over three years beginning March 3, 2008, 13,300 vest 1/4 annually over four years beginning May 9, 2008 and 11,917 vest on 3/3/2008.

(42)
1/4 of the total number of shares granted vested on 9/29/2005 and 1/48th vest monthly thereafter beginning 10/29/2005.

(43)
9,230 shares vest on February 27, 2009, 28,500 shares vest 1/4 annually over four years beginning February 27, 2008, and 15,000 vested on January 1, 2008 and 30,000 vest 1/3 annually over three years beginning March 6, 2008.

2007 Option Exercises and Stock Vested

        The following table shows certain information about options exercised in 2007 by, and restricted stock vested in 2007 to, our named executive officers.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise(#)	Value Realized on Exercise($)	Number of Shares Acquired on Vesting(#)	Value Realized on Vesting($)
Deborah Dunsire	—	—	113,334	1,199,740
Marsha H. Fanucci	—	—	27,918	281,031
Christophe Bianchi	—	—	10,002	111,922
Nancy Simonian	110,834	816,055	17,543	179,640
Laurie B. Keating	76,187	244,841	25,000	268,300

Nonqualified Deferred Compensation

        The following table shows information about nonqualified deferred compensation in 2007 for our named executive officers.

Name	Executive Contributions in Last FY ($)		Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY($)(3)	Aggregate Withdrawals/ Distributions($)	Aggregate Balance at Last FYE ($)
Deborah Dunsire(1)	79,833	(2)	—	26,585	—	700,711
Marsha H. Fanucci	—		—	—	—	—
Christophe Bianchi(1)	—		—	10,620	—	115,610
Nancy Simonian	—		—	—	—	—
Laurie B. Keating	—		—	—	—	—

(1)
Millennium contributed an amount into a tax deferred account for each of Dr. Dunsire and Dr. Bianchi under the terms of their employment agreements at the time they commenced employment with Millennium as discussed below under Employment Agreements and Change in Control Arrangements. The amounts reported for Dr. Dunsire in this table relate to her tax deferred account and to her account under our Nonqualified Deferred Compensation Plan. The amounts reported for Dr. Bianchi in this table relate solely to his tax deferred account.

(2)
Represents amount contributed by Dr. Dunsire under our Nonqualified Deferred Compensation Plan in 2007. This deferred amount is included in the Salary column in the Summary Compensation Table above. Excludes $7,333 of her 2007 salary that she contributed to the plan in the first quarter of 2008, which amount is also included in the Salary column of the Summary Compensation Table above.

(3)
None of the earnings in this column is included in the Summary Compensation Table because they were not preferential or above market.

Employment Agreements and Change in Control Arrangements

        As discussed above under "Compensation of Executive Officers," we have employment agreements with each of our executive officers which provide benefits including compensation for termination under some circumstances. We also provide for benefits to our executive officers upon a change of control under our Key Employee Change of Control Severance Plan and our equity incentive plans.

Agreement with Deborah Dunsire

        Under our employment agreement with Deborah Dunsire dated June 23, 2005, her employment with Millennium is at-will and may be terminated by Millennium at any time with or without cause. Millennium granted Dr. Dunsire in connection with her commencement of employment an option to purchase a total of 450,000 shares of our common stock. The option vests over four years with one-fourth of the shares subject to the option having vested on the first anniversary of her employment commencement date and one forty-eighth vesting monthly thereafter. Millennium also issued to Dr. Dunsire 200,000 shares of restricted stock, of which 20% vested on the second anniversary of her employment commencement date, 30% vest on the third anniversary and 50% vest on the fourth anniversary.

        In the event of Dr. Dunsire's death while employed by Millennium, the stock option and restricted stock granted in connection with the commencement of her employment will vest immediately and the option will remain exercisable until the earlier of three years following her death or ten years after the date of grant. If Dr. Dunsire's employment with Millennium is terminated by Millennium other than for Justifiable Cause or by her for Good Reason, as those terms are defined in the agreement, all her options and other equity awards that would have vested within one year following the termination will accelerate, immediately become fully vested and remain exercisable until the earlier of one year from the termination date or ten years after the date of grant.

        As compensation relating to the value of her unvested stock options and restricted stock with her former employer, Millennium issued Dr. Dunsire an additional 200,000 shares of restricted stock. These shares of restricted stock vested 20% on the second anniversary of her employment commencement date and vest 30% on the third anniversary and 50% on the fourth anniversary. In the event of Dr. Dunsire's death or disability while employed by Millennium or her termination by Millennium for any reason other than for Justifiable Cause or by her for Good Reason, any unvested shares of this restricted stock will immediately vest.

        We have credited $500,000 to a tax-deferred account for Dr. Dunsire. Her employment agreement provides that she will become vested as to 40% of the account on the fourth anniversary of her employment commencement date and as to an additional 10% of the account on each anniversary thereafter. In the event of her termination of employment, we have agreed to pay to her the vested portion of the account in ten annual installments, adjusted to reflect the account's investment returns.

        In the event Dr. Dunsire's employment is terminated by us other than for Justifiable Cause or as a result of disability or by her for Good Reason, as those terms are defined in the agreement, then Millennium will pay her (i) a lump sum equal to one-half of her then current base salary and (ii) an additional severance payment in 18 equal monthly installments beginning six months after termination in an amount equal to (a) a pro rata share of her target bonus for the year in which the termination occurs, (b) one and one-half times her then current base salary and (c) two times her then current target bonus.

        If within one month prior to or twelve months after a change of control, Dr. Dunsire's employment with Millennium or its successor is terminated other than for Justifiable Cause or by her for Good Reason, all her outstanding equity awards will immediately vest in full, the cash severance benefits described above will become payable, and she will be eligible for an additional payment for an excise tax gross-up, subject to limitations.

Agreements with Other Executive Officers

        Millennium also is a party to employment agreements with the following executive officers: Christophe Bianchi, M.D., Executive Vice President, Commercial Operations; Joseph B. Bolen, Ph.D., Chief Scientific Officer; Marsha H. Fanucci, Senior Vice President and Chief Financial Officer; Stephen

M. Gansler, Senior Vice President, Human Resources; Laurie B. Keating, Senior Vice President and General Counsel; Anna Protopapas, Senior Vice President, Corporate Development; Nancy Simonian, M.D., Senior Vice President, Clinical, Medical and Regulatory Affairs and Chief Medical Officer; and Peter F. Smith, Ph.D., Senior Vice President, Non-Clinical Development Sciences. Each executive's employment with Millennium is at-will and may be terminated by us at any time with or without cause. If the executive's employment is terminated by Millennium other than for Justifiable Cause, as that term is defined in each of their agreements, then, subject to certain conditions, Millennium is obligated to pay each of these executives severance payments equal to twelve months' base salary at the executive's then current rate of pay. In addition, Dr. Bianchi, Mr. Gansler and Ms. Keating will be entitled, subject to certain conditions, to this same cash severance if the executive's employment is terminated by the executive for Good Reason, as that term is defined in each of their agreements. These employment agreements with executive officers are filed as exhibits to our Annual Report on Form 10-K that we filed with the SEC.

        Dr. Bianchi, Dr. Bolen, Dr. Dunsire, Ms. Fanucci, Mr. Gansler, Ms. Keating, Dr. Simonian, Dr. Smith and Ms. Protopapas hold stock options and restricted stock granted under various Millennium equity compensation plans. These plans provide that an employee's outstanding unvested stock options or other equity awards will immediately vest in full if, during the period one month before through twelve months after the date of a Change of Control, either an employee voluntarily terminates his or her employment with us for Good Reason or we terminate his or her employment involuntarily without Cause. The terms Change of Control, Good Reason and Cause are defined in the applicable equity compensation plans of Millennium, which are exhibits to our Annual Report on Form 10-K that we filed with the SEC.

Key Employee Change in Control Severance Plan

        Our Key Employee Change in Control Severance Plan provides separation pay and benefits to our employees at the level of Senior Vice President and above, which includes each of our executive officers, whose employment is involuntarily terminated without cause or who voluntarily terminate their employment for good reason within one month before or 12 months following the effective date of a change in control. Specifically, the Severance Plan provides for payment to the employee over a period of 12 to 24 months, depending on employment level, of an amount equal to the employee's base salary for the period, the employee's target bonus for the period and a pro rata portion of the employee's target bonus for the year in which termination occurs. In addition, we will pay, for a period of 12 to 18 months, depending on employment level, the portion of premiums for COBRA coverage for the employee and eligible dependents equal to the amount that we paid for group health insurance prior to termination. The Severance Plan also provides for excise tax gross-up payments subject to limitations. Any prior agreements relating to severance benefits that we entered into with any employee eligible to receive benefits under the Severance Plan are superseded to the extent the severance benefits payable under the Severance Plan exceed those provided for in any such prior agreement.

Stock Incentive Plans

        Our 2007 Incentive Plan and other of our equity incentive plans under which we have issued equity awards to our executive officers, provide for full accelerated vesting of stock awards for holders whose employment is involuntarily terminated without cause or who voluntarily terminate their employment for good reason within one month before or 12 months following the effective date of a change in control.

Nonqualified Deferred Compensation Plan

        Our Nonqualified Deferred Compensation Plan allows some senior level employees to elect to defer payment of base salary and annual bonus amounts within the limits of Internal Revenue Code

Section 409A, until retirement or separation of service. Distribution of amounts deferred under the Plan are made in a lump sum or annual installments over three, five or ten years.

Potential Payments Upon Termination or Change of Control

        The following tables describe the potential payments and benefits under the Company's compensation and benefit plans and arrangements to which the named executive officer would be entitled upon termination of employment. The amounts shown assume that the termination was effective as of December 31, 2007. The actual amounts which would be paid out to the executives can only be determined at the time of the executive's actual departure. In addition, the Compensation and Talent Committee may authorize additional payments in its discretion at the time an executive's employment is terminated.

        The amounts shown in the tables include:

  •
  Amounts payable under the executive's employment agreement;

  •
  Amounts payable under our Key Employee Change in Control Severance Plan;

  •
  Market value of stock vesting upon termination under the provisions of our equity plans in the event of death or change of control; and

  •
  Earned but unpaid salary and vacation.

See "Employment Agreements and Change in Control Arrangements" for a description of the executives' employment agreements, the Key Employee Change in Control Severance Plan, the Nonqualified Deferred Compensation Plan and accelerated vesting of stock awards under the Company's equity plans in the event of a change of control.

        The amounts shown in the tables do not include:

  •
  Distributions of plan balances under the Company's 401(k) Plan, including the Company match portion;

  •
  Life insurance payments payable upon death of the executive;

  •
  Distributions under the Company's Nonqualified Deferred Compensation Plan; and

  •
  Distributions of plan balances under the tax-deferred compensation accounts set up for Dr. Dunsire and Dr. Bianchi under their employment agreements because no acceleration would take place.

Deborah Dunsire

Payments & benefits	Voluntary termination or termination by the Company With Justifiable Cause	Termination by the Company Without Justifiable Cause or by the executive for Good Reason	Termination 1 month prior or 12 months after a Change in Control of the Company Without Justifiable Cause or by the executive for Good Reason	Death	Disability
Earned but unpaid:
Salary	$36,667	$36,667	$36,667	$36,667	$36,667
Vacation	58,664	58,664	58,664	58,664	58,664
Severance benefits:
Lump sum payment	—	440,000	440,000	—	—
Total of periodic severance payments	—	3,960,000	3,960,000	—	—
Healthcare benefits	—	25,769	25,769	—	—
Acceleration of stock awards:
Market value of stock vesting on termination	—	3,881,388	10,796,833	10,796,833	2,396,800
280G Tax Gross Up:	n/a	n/a	—	n/a	n/a
Total Payment	$95,331	$8,402,488	$15,317,933	$10,892,164	$2,492,131

Marsha H. Fanucci

Payments & benefits	Voluntary termination or termination by the Company With Justifiable Cause	Termination by the Company Without Justifiable Cause or by the executive for Good Reason	Termination 1 month prior or 12 months after a Change in Control of the Company Without Justifiable Cause or by the executive for Good Reason	Death	Disability
Earned but unpaid:
Salary	$18,966	$18,966	$18,966	$18,966	$18,966
Vacation	14,750	14,750	14,750	14,750	14,750
Severance benefits:
Lump sum payment	—	—	—	—	—
Total of periodic severance payments	—	455,184	1,251,756	—	—
Healthcare benefits	—	17,179	25,769	—	—
Acceleration of stock awards:
Market value of stock vesting on termination	—	—	1,389,509	1,389,509	—
280G Tax Gross Up:	n/a	n/a	600,912	n/a	n/a
Total	$33,716	$506,079	$3,301,662	$1,423,225	$33,716

Christophe Bianchi

Payments & benefits	Voluntary termination or termination by the Company With Justifiable Cause	Termination by the Company Without Justifiable Cause or by the executive for Good Reason	Termination 1 month prior or 12 months after a Change in Control of the Company Without Justifiable Cause or by the executive for Good Reason	Death	Disability
Earned but unpaid:
Salary	$18,343	$18,343	$18,343	$18,343	$18,343
Vacation	30,054	30,054	30,054	30,054	30,054
Severance benefits:
Lump sum payment	—	—	—	—	—
Total of periodic severance payments	—	440,232	1,077,638	—	—
Healthcare benefits	—	17,179	25,769	—	—
Acceleration of stock awards:
Market value of stock vesting on termination	—	—	2,133,465	2,133,465	—
280G Tax Gross Up:	n/a	n/a	—	n/a	n/a
Total Payment	$48,397	$505,808	$3,285,269	$2,181,862	$48,397

Nancy Simonian

Payments & benefits	Voluntary termination or termination by the Company With Justifiable Cause	Termination by the Company Without Justifiable Cause or by the executive for Good Reason	Termination 1 month prior or 12 months after a Change in Control of the Company Without Justifiable Cause or by the executive for Good Reason	Death	Disability
Earned but unpaid:
Salary	$18,333	$18,333	$18,333	$18,333	$18,333
Vacation	20,604	20,604	20,604	20,604	20,604
Severance benefits:
Lump sum payment	—	—	—	—	—
Total of periodic severance payments	—	440,000	1,210,000	—	—
Healthcare benefits	—	17,179	25,769	—	—
Acceleration of stock awards:
Market value of stock vesting on termination	—	—	1,089,055	1,089,055	—
280G Tax Gross Up:	n/a	n/a	549,788	n/a	n/a
Total	$38,937	$496,116	$2,913,549	$1,127,992	$38,937

Laurie B. Keating

Payments & benefits	Voluntary termination or termination by the Company With Justifiable Cause	Termination by the Company Without Justifiable Cause or by the executive for Good Reason	Termination 1 month prior or 12 months after a Change in Control of the Company Without Justifiable Cause or by the executive for Good Reason	Death	Disability
Earned but unpaid:
Salary	$16,458	$16,458	$16,458	$16,458	$16,458
Vacation	23,567	23,567	23,567	23,567	23,567
Severance benefits:
Lump sum payment	—	—	—	—	—
Total of periodic severance payments	—	395,000	965,453	—	—
Healthcare benefits	—	17,179	25,769	—	—
Acceleration of stock awards:
Market value of stock vesting on termination	—	—	1,577,073	1,577,073	—
280G Tax Gross Up:	n/a	n/a	—	n/a	n/a
Total	$40,025	$452,204	$2,608,320	$1,617,098	$40,025

Annex II

Opinion of Goldman Sachs

Goldman, Sachs & Co. -- 85 Broad Street -- New York, New York 10004
Tel. 212-902-1000 -- Fax: 212-902-3000

Goldman
Sachs

PERSONAL AND CONFIDENTIAL

April 10, 2008

Board of Directors
Millennium Pharmaceuticals, Inc.
40 Landsdowne Street
Cambridge, MA 02139

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $0.001 per share (the "Shares"), of Millennium Pharmaceuticals, Inc. (the "Company") of the $25.00 per Share in cash proposed to be received by holders of Shares in the Tender Offer (as defined below) and the Merger (as defined below) pursuant to the Agreement and Plan of Merger, dated as of April 10, 2008 (the "Agreement"), among Takeda America Holdings, Inc. ("Takeda"), Mahogany Acquisition Corp, a wholly owned subsidiary of Takeda ("Acquisition Sub"), and the Company. The Agreement provides for a tender offer for all of the Shares (the "Tender Offer") pursuant to which Acquisition Sub will pay $25.00 per Share in cash for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the "Merger") and each outstanding Share (other than (a) Appraisal Shares (as defined in the Agreement) and (b) Shares owned by Acquisition Sub, Takeda or any direct or indirect wholly owned subsidiary of Takeda or of the Company) will be converted into the right to receive $25.00 in cash.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, Takeda and any of their respective affiliates or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the "Transaction") for their own account and for the accounts of their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Tender Offer, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In addition, we have provided certain investment banking and other financial services to the Company, Takeda and their respective affiliates from time to time. We also may provide investment banking and other financial services to the Company, Takeda and their respective affiliates in the future. In connection with the above-described services we have received, and may receive, compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 2007; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts

Board of Directors
Millenium Pharmaceuticals, Inc.
April 10, 2008
Page Two

for the Company prepared by its management and approved for our use by the Company (the "Forecasts"). We also have held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the biotechnology industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared and reflect the best currently available estimates and judgments of the management of the Company. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. Our opinion does not address any legal, regulatory, tax or accounting matters.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of or other business combination with the Company. This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the $25.00 per Share in cash to be received by the holders of Shares in the Tender Offer and the Merger pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company or Takeda; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or Takeda, or class of such persons in connection with the Transaction, whether relative to the $25.00 per Share in cash to be received by the holders of Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $25.00 per Share in cash to be received by the holders of Shares in the Tender Offer and the Merger is fair from a financial point of view to such holders.

Very truly yours,
/s/ Goldman, Sachs & Co. (GOLDMAN, SACHS & CO.)

QuickLinks

  Item 1. Subject Company Information.
  Item 2. Identity and Background of Filing Person.
  Item 3. Past Contacts, Transactions, Negotiations and Agreements.
  Item 4. The Solicitation or Recommendation.
  Item 5. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 6. Interest in Securities of the Subject Company.
  Item 7. Purposes of the Transaction and Plans or Proposals.
  Item 8. Additional Information.
  Item 9. Exhibits.
SIGNATURE
  ANNEX I
MILLENNIUM PHARMACEUTICALS, INC. 40 LANDSDOWNE STREET CAMBRIDGE, MASSACHUSETTS 02139
INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
TAKEDA DESIGNEES
CERTAIN INFORMATION CONCERNING MILLENNIUM
CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF MILLENNIUM
BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION
DIRECTOR COMPENSATION
Director Compensation
COMPENSATION OF EXECUTIVE OFFICERS
2007 Grants of Plan-Based Awards
Outstanding Equity Awards at Fiscal Year-End 2007
2007 Option Exercises and Stock Vested
Nonqualified Deferred Compensation
  Annex II
Opinion of Goldman Sachs